

SKYWORKS®

Notice of 2008 Annual Meeting & Proxy Statement

2007 ANNUAL REPORT

WE TURN COMPLEXITY INTO BREAKTHROUGH SIMPLICITY

SKYWORKS SOLUTIONS, INC. is an innovator of high performance analog and mixed signal semiconductors enabling mobile connectivity. The company's power amplifiers, front-end modules and direct conversion transceivers are at the heart of many of today's leading-edge multimedia handsets. Leveraging core technologies, Skyworks also offers a diverse portfolio of linear products that support automotive, broadband, cellular infrastructure, industrial and medical applications.

Headquartered in Woburn, Massachusetts, Skyworks is worldwide with engineering, manufacturing, sales and service facilities throughout Asia, Europe and North America.

DEAR STOCKHOLDERS,

At the beginning of fiscal 2007, we set out to intensify our focus on our core analog and RF competencies—the growth engines where Skyworks possesses strategic and competitive advantages—after exiting the digital baseband business. As we look back, I am pleased to report that the Skyworks team made substantial progress towards this end, recording the most profitable year in the company's history, and setting the stage for impressive growth in 2008 and beyond. Our four-pronged strategy consisted of:

- Focusing efforts squarely in the analog and RF domain
- Diversifying into non-handset linear applications
- Capitalizing on content growth in 3G multimode handset applications, and
- Generating sustained, higher financial returns.

Today Skyworks is a far stronger, more competitive and profitable company. Perhaps most importantly, we are well positioned to profitably capture the increasing demand for our leadership front-end solutions and diversified linear products moving forward.

FISCAL 2007 HIGHLIGHTS

Our Linear Products portfolio continued to gain momentum as we introduced over 100 new analog solutions and grew year-over-year revenue 19 percent. We reached volume production with products for cellular infrastructure, wireless LAN, WiMAX, medical, and direct broadcast satellite, as well as new end-market applications such as utility and industrial remote metering. In addition, we received certification for a key automotive standard, enabling us to deliver our products into a sector estimated to have a total available market for semiconductors in the billions of dollars. At the same time, we continued to leverage our strong catalog sales and distribution channels, ensuring broad dissemination and availability of our standardized analog solutions.

In our mobile handset business, the move to 3G wireless services became a reality. The transformation from voice-centric phones to multimedia EDGE, WEDGE and WCDMA wireless platforms accelerated and gained momentum during the year. This trend enabled us to strengthen our position with existing handset customers and secure important new ones. The migration to 3G is dramatically increasing our available dollar content per handset, stabilizing average selling prices, and narrowing the number of competitors with the requisite technical and manufacturing breadth. The changing landscape is being driven in large part by the complexity in the front-end module, as each new operating frequency requires additional amplifier, filtering and switching content—the strength of Skyworks' capabilities. Simultaneously, we continued to support leading SoC, or system on a chip, architectures with high volume, high performance front-end

SENIOR MANAGEMENT TEAM (LEFT TO RIGHT):

DONALD W. PALETTE
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

GEORGE M. LEVAN
VICE PRESIDENT, HUMAN RESOURCES

LIAM K. GRIFFIN
SENIOR VICE PRESIDENT, SALES AND MARKETING

GREGORY L. WATERS
EXECUTIVE VICE PRESIDENT AND GENERAL MANAGER, FRONT-END SOLUTIONS

STANLEY A. SWEARINGEN, JR.
VICE PRESIDENT AND GENERAL MANAGER, LINEAR PRODUCTS




CORE REVENUE
(DOLLARS IN MILLIONS)
$452
$604
$655
$734
$742
FY03
FY04
FY05
FY06
FY07

PLEASE SEE THE TABLE ON PAGE 118 FOR A FULL RECONCILIATION OF CORE REVENUE TO GAAP REVENUE.

modules for emerging markets. Throughout the year we increased research and development investments in these key areas to maintain our leadership position, and for the first time, also began partnering with the industry's top baseband providers—something we were unable to accomplish just one year ago when we competed with these very same companies prior to exiting the baseband business. We have since captured several reference design wins that will translate into meaningful revenue in fiscal 2008.

With the heightened demand for our products from tier-one handset OEMs and the diverse set of analog customers, we implemented a plan to expand our manufacturing capacity. Specifically, we commenced the conversion of our internal gallium arsenide heterojunction bipolar transistor (HBT) fabrication facility in Newbury Park, California, from 4 to 6 inch wafers, and are expanding partnerships with leading foundries to complement our own efforts. This expansion model requires no additional bricks and mortar, will cost substantially less than building a new, stand-alone facility, and allows us to meet surge demand with a high degree of flexibility.

Finally, as a result of our progress along each of our strategic fronts, we increased our year-over-year operating income by 90 percent to $80 million from $42 million, and more than doubled our earnings per share to $0.48 from $0.21 on a non-GAAP basis. At the same time, we strengthened our balance sheet, exiting the year with $254 million in cash and investments.



SENIOR MANAGEMENT TEAM (LEFT TO RIGHT):

MARK V.B. TREMALLO
VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

BRUCE J. FREYMAN
VICE PRESIDENT, WORLDWIDE OPERATIONS

NIEN-TSU SHEN
VICE PRESIDENT, QUALITY

THOMAS S. SCHILLER
VICE PRESIDENT, CORPORATE DEVELOPMENT

NON-GAAP OPERATING INCOME
(DOLLARS IN MILLIONS)


$42
$80
FY06
FY07

NON-GAAP EARNINGS PER SHARE
(IN DOLLARS)


$0.21
$0.48
FY06
FY07

CASH AND INVESTMENTS BALANCE
(DOLLARS IN MILLIONS AT END OF FISCAL YEAR)


$171
$254
FY06
FY07

PLEASE SEE THE TABLE ON PAGE 119 FOR A FULL RECONCILIATION OF NON-GAAP INFORMATION TO GAAP.

OUR FUTURE

The Skyworks team continues to operate with a laser focus on building an increasingly diversified company with profitable growth driven by defensible competitive advantages in linear products and handset markets. With fewer and fewer suppliers able to meet the breadth of technologies and available capacity for the demanding 3G handset market, we believe Skyworks is uniquely positioned to capture front-end content share—an incremental RF market opportunity measured in the billions of dollars. We are equally encouraged by the growth prospects of our Linear Products business, with its high gross margin and longer lifecycle products, in an addressable market that is roughly four times the size of the RF cellular handset industry.

The entire Skyworks team is committed to profitably gaining market share, executing to world class operational metrics, and ultimately delivering superior returns to our shareholders.

We would like to thank our employees for their hard work and commitment, our customers for their confidence in us, and you, our stockholders for your ongoing support.

We look forward to an exciting and profitable fiscal 2008!



David J. Aldrich

DAVID J. ALDRICH
PRESIDENT AND CHIEF EXECUTIVE OFFICER

January 28, 2008

Dear Stockholder:

I am pleased to invite you to attend the 2008 annual meeting of stockholders of Skyworks Solutions, Inc. to be held at 2:00 p.m., local time, on Thursday, March 27, 2008, at the DoubleTree Bedford Glen Hotel, 44 Middlesex Turnpike, Bedford, Massachusetts (the "Annual Meeting"). We look forward to your participation in person or by proxy. The attached Notice of Annual Meeting of Stockholders and Proxy Statement describe the matters that we expect to be acted upon at the Annual Meeting.

If you plan to attend the Annual Meeting, please check the designated box on the enclosed proxy card. Or, if you utilize our telephone or Internet voting systems, please indicate your plans to attend the Annual Meeting when prompted to do so. If you are a stockholder of record, you should bring the top half of your proxy card as your admission ticket and present it upon entering the Annual Meeting. If you are planning to attend the Annual Meeting and your shares are held in "street name" by your broker (or other nominee), you should ask the broker (or other nominee) for a proxy issued in your name and present it at the meeting.

Whether or not you plan to attend the Annual Meeting, and regardless of how many shares you own, it is important that your shares be represented at the Annual Meeting. Accordingly, we urge you to complete the enclosed proxy and return it to us promptly in the postage-prepaid envelope provided, or to complete your proxy by telephone or via the Internet in accordance with the instructions on the proxy card. If you do attend the Annual Meeting and wish to vote in person, you may withdraw a previously submitted proxy at that time.

Sincerely yours,

Dwight W. Decker
Chairman of the Board

SKYWORKS SOLUTIONS, INC.

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000

5221 California Avenue
Irvine, CA 92617
(949) 231-3000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON THURSDAY, MARCH 27, 2008

To the Stockholders of Skyworks Solutions, Inc.:

The 2008 annual meeting of stockholders of Skyworks Solutions, Inc., a Delaware corporation (the "Company"), will be held at 2:00 p.m., local time, on Thursday, March 27, 2008, at the DoubleTree Bedford Glen Hotel, 44 Middlesex Turnpike, Bedford, Massachusetts (the "Annual Meeting") to act upon the following proposals:

1. To elect three members of the Board of Directors of the Company to serve as Class III directors with terms expiring at the 2011 annual meeting of stockholders.

2. To approve the adoption of the Company's 2008 Director Long-Term Incentive Plan.

3. To approve an amendment to the Company's 2002 Employee Stock Purchase Plan to increase the aggregate number of shares authorized for issuance under the plan by 2.25 million shares.

4. To ratify the selection by the Company's Audit Committee of KPMG LLP as the independent registered public accounting firm for the Company for fiscal year 2008.

5. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on January 28, 2008, are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. All stockholders are cordially invited to attend the Annual Meeting. **To ensure your representation at the Annual Meeting, however, we urge you to vote promptly in one of the following ways whether or not you plan to attend the Annual Meeting:** (1) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose, (2) by completing your proxy using the toll-free number listed on the proxy card, or (3) by completing your proxy via the Internet by visiting the website address listed on your proxy card. Should you receive more than one proxy card because your shares are held in multiple accounts or registered in different names or addresses, please complete, sign, date and return each proxy card, or complete each proxy by telephone or the Internet, to ensure that all of your shares are voted. Your proxy may be revoked at any time prior to the Annual Meeting. Any stockholder attending the Annual Meeting may vote at the meeting even if he or she previously submitted a proxy by mail, telephone or via the Internet. If your shares are held in "street name" by your broker (or other nominee), your vote in person at the Annual Meeting will not be effective unless you have obtained and present a proxy issued in your name from the broker.

By Order of the Board of Directors,

MARK V.B. TREMALLO
Vice President, General Counsel and Secretary

Woburn, Massachusetts
January 28, 2008

SKYWORKS SOLUTIONS, INC.

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000

5221 California Avenue
Irvine, CA 92617
(949) 231-3000

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Skyworks Solutions, Inc., a Delaware corporation ("Skyworks" or the "Company"), for use at the Company's annual meeting of stockholders to be held at 2:00 p.m., local time, on Thursday, March 27, 2008, at the DoubleTree Bedford Glen Hotel, 44 Middlesex Turnpike, Bedford, Massachusetts or at any adjournment or postponement thereof (the "Annual Meeting"). The Company's Annual Report, which includes financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operation for the fiscal year ended September 28, 2007, is being mailed together with this Proxy Statement to all stockholders entitled to vote at the Annual Meeting. This Proxy Statement and form of proxy are being first mailed to stockholders on or about February 4, 2008.

Only stockholders of record at the close of business on January 28, 2008 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. As of January 28, 2008, there were 162,101,356 shares of Skyworks' common stock issued and outstanding. Pursuant to Skyworks' certificate of incorporation and by-laws, and applicable Delaware law, each share of common stock entitles the holder of record at the close of business on the Record Date to one vote on each matter considered at the Annual Meeting. As a stockholder, you may vote in one of the following three ways whether or not you plan to attend the Annual Meeting: (1) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose, (2) by completing your proxy using the toll-free telephone number listed on the proxy card, or (3) by completing your proxy via the Internet at the website address listed on the proxy card. If you attend the Annual Meeting, you may vote in person at the meeting even if you have previously completed your proxy by mail, telephone or via the Internet. If your shares are held in "street name" by your broker (or other nominee), the broker (or other nominee) is required to vote those shares in accordance with your instructions. If you do not give instructions to your broker, the broker will be entitled to vote the shares with respect to "discretionary" matters as described below but will not be permitted to vote the shares with respect to "non-discretionary" matters (in which case any shares voted by the broker will be treated as "broker non-votes"). If your shares are held in "street name" by your broker (or other nominee), please check your proxy card or contact your broker (or other nominee) to determine whether you will be able to vote by telephone or via the Internet.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted at the Annual Meeting. Proxies may be revoked by (i) delivering to the Secretary of the Company, before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly completing a later-dated proxy relating to the same shares and presenting it to the Secretary of the Company before the taking of the vote at the Annual Meeting or (iii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be delivered to the Company's principal executive offices at Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801, Attention: Secretary, or hand delivered to the Secretary of the Company, before the taking of the vote at the Annual Meeting.

The representation in person or by proxy of at least a majority of the issued and outstanding common shares entitled to vote at the Annual Meeting is necessary to constitute a quorum for the transaction of business. Shares that abstain from voting on any proposal and "broker non-votes" will be counted as shares that are present and entitled to vote for purposes of determining whether a quorum exists at the Annual Meeting. For purposes of determining the outcome of any matter as to which a broker (or other nominee) has indicated that it does not have discretionary voting authority, those shares will be treated as not present and not entitled to vote with respect to that matter (even though those shares are considered entitled to vote for quorum purposes and may be entitled to vote on other matters).

Pursuant to the Company's by-laws, directors are elected by a plurality vote and, therefore, the three nominees who receive the most votes will be elected. Stockholders will not be allowed to cumulate their votes in the election of directors. Accordingly, abstentions, which will not be voted, will not affect the outcome of the election of the nominees to the Board of Directors. In addition, the election of directors is a "discretionary" matter on which a broker (or other nominee) is authorized to vote in the absence of instruction from the beneficial owner.

Regarding Proposals 2, 3 and 4, an affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting, and entitled to vote on such matter, is required for approval. Whereas Proposals 2 and 3 involve matters on which a broker (or other nominee) does not have discretionary authority to vote, a broker (or other nominee) does have discretionary authority to vote on Proposal 4. With respect to Proposals 2, 3 and 4, an abstention will have the same effect as a "no" vote. An automated system administered by the Company's transfer agent tabulates the votes. The vote on each matter submitted to stockholders will be tabulated separately.

The persons named as attorneys-in-fact in the proxies, David J. Aldrich and Mark V.B. Tremallo, were selected by the Board of Directors and are officers of the Company. Each executed proxy returned in time to be counted at the Annual Meeting will be voted. Where a choice has been specified in an executed proxy with respect to the matters to be acted upon at the Annual Meeting, the shares represented by the proxy will be voted in accordance with the specifications. If no such specifications are indicated, such proxies will be voted FOR the three nominees to the Board of Directors, FOR the approval of the adoption of the 2008 Director Long-Term Incentive Plan, FOR the approval of an amendment to the 2002 Employee Stock Purchase Plan, and FOR the ratification of the selection of KPMG LLP as the independent registered public accounting firm of the Company for the 2008 fiscal year.

If you plan to attend the Annual Meeting, please be sure to check the designated box on your proxy card indicating your intent to attend, and save the admission ticket attached to your proxy (the top half); or, indicate your intent to attend through Skyworks' telephone or Internet voting procedures, and save the admission ticket attached to your proxy. If your shares are held in "street name" by your broker (or other nominee), please check your proxy card or contact your broker (or other nominee) to determine whether you will be able to indicate your intent to attend by telephone or via the Internet. In order to be admitted to the Annual Meeting, you will need to present your admission ticket, as well as provide a valid picture identification, such as a driver's license or passport. If your shares are held in "street name" by your broker (or other nominee), you should contact your broker (or other nominee) to obtain a proxy in your name and present it at the Annual Meeting in order to vote.

Some brokers (or other nominees) may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Proxy Statement and our Annual Report may have been sent to multiple stockholders in your household. If you are a stockholder and your household or address has received only one Annual Report and one Proxy Statement, the Company will promptly deliver a separate copy of the Annual Report and the Proxy Statement to you, upon your written request to Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617, Attention: Investor Relations, or oral request to Investor Relations at (949) 231-4700. If you would like to receive separate copies of our Annual Report and Proxy Statement in the future, you should direct such request to your broker (or other nominee). Even if your household or address has received only one Annual Report and one Proxy Statement, a separate proxy card should have been provided for each stockholder account. Each individual proxy card should be signed, dated, and returned in the enclosed postage-prepaid envelope (or voted by telephone or via the Internet, as described therein). If your household has received multiple copies of our Annual Report and Proxy Statement, you can request the delivery of single copies in the future by contacting your broker (or other nominee), or the Company at the address or telephone number above.

If you are a participant in the Skyworks 401(k) Savings and Investment Plan, you will receive a proxy card for the Skyworks shares you own through the 401(k) Plan. That proxy card will serve as a voting instruction card for the trustee of the 401(k) Plan, and your 401(k) Plan shares will be voted as you instruct.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on March 27, 2008

The Proxy Statement and the Company's Annual Report are available at www.proxydocs.com/swks.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the Company's knowledge, the following table sets forth the beneficial ownership of the Company's common stock as of January 20, 2008, by the following individuals or entities: (i) each person who beneficially owns 5% or more of the outstanding shares of the Company's common stock as of January 20, 2008; (ii) the Named Executive Officers (as defined herein under the heading "Compensation Tables for Named Executive Officers"); (iii) each director and nominee for director; and (iv) all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC"), is not necessarily indicative of beneficial ownership for any other purpose, and does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. As of January 20, 2008, there were 162,064,389 shares of Skyworks common stock issued and outstanding.

In computing the number of shares of Company common stock beneficially owned by a person and the percentage ownership of that person, shares of Company common stock that are subject to stock options or other rights held by that person that are currently exercisable or that will become exercisable within 60 days of January 20, 2008, are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

Names and Addresses of Beneficial Owners(1)	Number of Shares Beneficially Owned(2)	Percent of Class
Fidelity Management & Research Company	18,261,681(3)	11.3%
David J. Aldrich	2,284,083(4)	1.4%
Kevin L. Beebe	67,500	(*)
Moiz M. Beguwala	379,278(5)	(*)
Dwight W. Decker	1,066,234(5)	(*)
Timothy R. Furey	127,500	(*)
Liam K. Griffin	563,547(4)	(*)
Balakrishnan S. Iyer	462,287	(*)
Allan M. Kline	262,178(6)	(*)
Thomas C. Leonard	159,057	(*)
David P. McGlade	45,000	(*)
David J. McLachlan	145,100	(*)
Donald W. Palette	35,440(4)	(*)
Robert A. Schriesheim	11,250	(*)
Stanley A. Swearingen, Jr.	335,651(4)	(*)
Gregory L. Waters	573,372(4)	(*)
All current directors and executive officers as a group (17 persons)	6,969,723(4)(5)(6)	4.2%

* Less than 1%

(1) Unless otherwise noted in the following notes, each person's address is the address of the Company's principal executive offices at Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801 and stockholders have sole voting and investment power with respect to the shares, except to the extent such power may be shared by a spouse or otherwise subject to applicable community property laws.

(2) Includes the number of shares of Company common stock subject to stock options held by that person that are currently exercisable or will become exercisable within sixty (60) days of January 20, 2008 (the "Current Options"), as follows: Aldrich — 1,798,191 shares under Current Options; Beebe — 67,500 shares under Current Options; Beguwala — 367,244 shares under Current Options; Decker — 1,014,904 shares under

Current Options; Furey — 127,500 shares under Current Options; Griffin — 412,148 shares under Current Options; Iyer — 456,205 shares under Current Options; Kline — 258,398 shares under Current Options; Leonard — 112,500 shares under Current Options; McGlade — 45,000 shares under Current Options; McLachlan — 142,500 shares under Current Options; Palette — 0 shares under Current Options; Schriesheim — 11,250 shares under Current Options; Swearingen — 256,250 shares under Current Options; Waters — 442,148 shares under Current Options; current directors and executive officers as a group (17 persons) — 5,780,526 shares under Current Options.

(3) Consists of shares beneficially owned by FMR Corp., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as a result of its sole ownership of Fidelity Management & Research Company ("Fidelity Research") and Fidelity Management Trust Company ("Fidelity Trust") and indirect ownership of Pyramis Global Advisors Trust Company ("PGATC"). Fidelity Research, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of 17,589,481 shares as a result of acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940 that hold the shares. Fidelity Trust, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 31,900 shares as a result of its serving as investment manager of the institutional account(s). PGATC, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 640,300 shares as a result of its serving as investment manager of institutional accounts owning such shares. Of the shares beneficially owned, FMR Corp. (through its ownership Fidelity Research, Fidelity Trust and PGATC) has sole voting power with respect to 593,800 shares and sole disposition power with respect to 18,261,681 shares. The address of Fidelity Research and Fidelity Trust is 82 Devonshire Street, Boston, Massachusetts 02109. The address of PGATC is 53 State Street, Boston, Massachusetts 02109. With respect to the information relating to the affiliated FMR Corp. entities, the Company has relied on information supplied by FMR Corp.on a Schedule 13G filed with the SEC on January 10, 2007.

(4) Includes shares held in the Company's 401(k) Savings and Investment Plan.

(5) Includes shares held in savings plan(s) of Conexant Systems, Inc., resulting from the distribution of Skyworks' shares for shares of Conexant Systems, Inc. held in those plans in connection with the merger of the wireless communications business of Conexant Systems, Inc. with Alpha Industries, Inc. on June 25, 2002.

(6) Mr. Kline resigned his position as an executive officer of the Company on August 20, 2007, and remained as a non-executive employee of the Company until November 20, 2007.

PROPOSALS TO BE VOTED

PROPOSAL 1

ELECTION OF DIRECTORS

The Company's certificate of incorporation and by-laws provide that the Board of Directors shall be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. The Board of Directors currently is composed of ten (10) members: three Class I directors, three Class II directors and four Class III directors. The terms of these three classes are staggered in a manner so that only one class is elected by stockholders annually.

Messrs. Aldrich, Beguwala and McGlade have been nominated for election as Class III directors to hold office until the 2011 annual meeting of stockholders and thereafter until their successors have been duly elected and qualified. Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by all proxies received by the Board of Directors and not so marked as to withhold authority to vote for the nominees will be voted **FOR** the election of the three nominees.

Each person nominated for election has agreed to serve if elected, and the Board of Directors knows of no reason why any nominee should be unable or unwilling to serve, but if such should be the case, proxies will be voted for the election of some other person. No director, director nominee or executive officer is related by blood, marriage or adoption to any other director or executive officer. No arrangements or understandings exist between any director or person nominated for election as a director and any other person pursuant to which such person is to be selected as a director or nominee for election as a director.

Set forth below is summary information for each person nominated and each person whose term of office as a director will continue after the Annual Meeting, including the year such nominee or director was first elected a director, the positions currently held by the nominee and each director with the Company, the year each nominee's or director's term will expire and class of director of each nominee and each director. This information is followed by additional biographical information about these individuals, as well as the Company's other executive officers.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED BELOW

Nominee's or Director's Name (and Year He First Became a Director)	Position(s) with the Company	Year Director Term Will Expire	Class of Director
Nominees:			
David J. Aldrich (2000)	President, Chief Executive Officer and Director	2008	III
Moiz M. Beguwala (2002)	Non-Employee Director	2008	III
David P. McGlade (2005)(1)(2)(3)	Non-Employee Director	2008	III
Continuing Directors:			
Balakrishnan S. Iyer (2002)(1)	Non-Employee Director	2009	I
Thomas C. Leonard (1996)	Non-Employee Director	2009	I
Robert A. Schriesheim (2006)(1)(2)	Non-Employee Director	2009	I
Kevin L. Beebe (2004)(1)(2)(3)	Non-Employee Director	2010	II
Timothy R. Furey (1998)(2)(3)	Non-Employee Director	2010	II
David J. McLachlan (2000)(1)(3)	Non-Employee Director	2010	II
Other:			
Dwight W. Decker* (2002)	Non-Employee Director and Chairman of the Board	2008	III

* Mr. Decker has notified Skyworks of his intention to not stand for re-election. Upon the expiration of Mr. Decker's term, Mr. McLachlan will become the Chairman of the Board, and unless another director is appointed prior to March 27, 2008, promptly following the Annual Meeting, Skyworks expects to reduce the size of the Board of Directors from ten (10) to nine (9). There will be no reclassification of the Board required, since each class of director would then be comprised of three (3) directors.

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating and Corporate Governance Committee

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth for each director and executive officer of the Company, his age and position with the Company as of January 28, 2008:

Name	Age	Title
Dwight W. Decker	57	Chairman of the Board
David J. Aldrich	50	President, Chief Executive Officer and Director
Kevin L. Beebe	48	Director
Moiz M. Beguwala	61	Director
Timothy R. Furey	49	Director
Balakrishnan S. Iyer	51	Director
Thomas C. Leonard	73	Director
David P. McGlade	47	Director
David J. McLachlan	69	Director
Robert A. Schriesheim	48	Director
Donald W. Palette	50	Vice President and Chief Financial Officer
Bruce J. Freyman	47	Vice President of Worldwide Operations
Liam K. Griffin	41	Senior Vice President, Sales and Marketing
George M. LeVan	62	Vice President, Human Resources
Stanley A. Swearingen, Jr.	48	Vice President and General Manager, Linear Products
Mark V.B. Tremallo	51	Vice President, General Counsel and Secretary
Gregory L. Waters	47	Executive Vice President and General Manager, Front-End Solutions

Dwight W. Decker, age 57, has served as a director and been Chairman of the Board since June 2002. Dr. Decker has also served as Chairman of the Board of Conexant Systems, Inc. (a publicly traded broadband communication semiconductor company) since December 1998 and has served as a director of Conexant since 1996. From November 2004 until June 2007, Dr. Decker served as Conexant's Chief Executive Officer, a position he also previously held from December 1998 until March 2004. He served as Senior Vice President of Rockwell International Corporation (now, Rockwell Automation, Inc.) and President, Rockwell Semiconductor Systems (now Conexant) from July 1998 to December 1998; Senior Vice President of Rockwell; and President, Rockwell Semiconductor Systems and Electronic Commerce prior thereto. Dr. Decker is also a director of Mindspeed Technologies, Inc. (a publicly traded networking infrastructure semiconductor provider), Pacific Mutual Holding Company (a privately held life insurance company), BCD Semiconductor (a privately held analog component semiconductor provider), and Newport Media (a privately held semiconductor company). He is also a director or member of numerous professional and civic organizations.

David J. Aldrich, age 50, has served as President, Chief Executive Officer, and Director of the Company since April 2000. From September 1999 to April 2000, Mr. Aldrich served as President and Chief Operating Officer. From May 1996 to May 1999, when he was appointed Executive Vice President, Mr. Aldrich served as Vice President and General Manager of the semiconductor products business unit. Mr. Aldrich joined the Company in 1995 as Vice President, Chief Financial Officer and Treasurer. From 1989 to 1995, Mr. Aldrich held senior management positions at M/A-COM, Inc. (a developer and manufacturer of radio frequency and microwave semiconductors, components and IP networking solutions), including Manager Integrated Circuits Active Products, Corporate Vice President Strategic Planning, Director of Finance and Administration and Director of Strategic Initiatives with the Microelectronics Division.

Kevin L. Beebe, age 48, has been a director since January 2004. Since November 2007, he has been President and Chief Executive Officer of 2BPartners, LLC (a partnership that provides strategic, financial and operational advice to investors and management, and whose clients include TPG Capital and GS Capital Partners). Previously, beginning in 1998, he was Group President of Operations at ALLTEL Corporation, a telecommunications services company. From 1996 to 1998, Mr. Beebe served as Executive Vice President of Operations for 360° Corporation, a wireless communication company. He has held a variety of executive and senior management positions at several divisions of Sprint, including Vice President of Operations and Vice President of Marketing and Administration for Sprint Cellular, Director of Marketing for Sprint North Central Division, Director of Engineering and Operations Staff and Director of Product Management and Business Development for Sprint Southeast Division, as well as Staff Director of Product Services at Sprint Corporation. Mr. Beebe began his career at AT&T/Southwestern Bell as a Manager.

Moiz M. Beguwala, age 61, has been a director since June 2002. He served as Senior Vice President and General Manager of the Wireless Communications business unit of Conexant from January 1999 to June 2002. Prior to Conexant's spin-off from Rockwell International Corporation, Mr. Beguwala served as Vice President and General Manager, Wireless Communications Division, Rockwell Semiconductor Systems, Inc. from October 1998 to December 1998; Vice President and General Manager Personal Computing Division, Rockwell Semiconductor Systems, Inc. from January 1998 to October 1998; and Vice President, Worldwide Sales, Rockwell Semiconductor Systems, Inc. from October 1995 to January 1998. Mr. Beguwala serves on the Board of Directors of SIRF Technology (a publicly traded GPS semiconductor solutions company) and Powerwave Technologies, Inc. (a publicly traded wireless solutions supplier for communications networks worldwide).

Timothy R. Furey, age 49, has been a director since 1998. He has been Chief Executive Officer of MarketBridge (a privately owned sales and marketing strategy and technology professional services firm) since 1991. His company's clients include organizations such as IBM, British Telecom and other global Fortune 500 companies selling complex technology products and services into both OEM and end-user markets. Prior to 1991, Mr. Furey held a variety of consulting positions with Boston Consulting Group, Strategic Planning Associates, Kaiser Associates and the Marketing Science Institute.

Balakrishnan S. Iyer, age 51, has been a director since June 2002. He served as Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. from October 1998 to June 2003, and has been a director of Conexant since February 2002. Prior to joining Conexant, Mr. Iyer served as Senior Vice President and Chief Financial Officer of VLSI Technology Inc. Prior to that, he was corporate controller for Cypress Semiconductor Corp. and Director of Finance for Advanced Micro Devices, Inc. Mr. Iyer serves on the Board of Directors of Conexant, Invitrogen Corporation, Power Integrations, QLogic Corporation, and IHS, Inc. (each a publicly traded company).

Thomas C. Leonard, age 73, has been a director since August 1996. From April 2000 until June 2002 he served as Chairman of the Board of the Company, and from September 1999 to April 2000, he served the Company as Chief Executive Officer. From July 1996 to September 1999, he served as President and Chief Executive Officer. Mr. Leonard joined the Company in 1992 as a Division General Manager and was elected a Vice President in 1994. Mr. Leonard has over 30 years' experience in the microwave industry, having held a variety of executive and senior level management and marketing positions at M/A-COM, Inc., Varian Associates, Inc. and Sylvania.

David P. McGlade, age 47, has been a director since February 2005. Since April 2005, he has served as the Chief Executive Officer and a director of Intelsat, Ltd. (a privately held worldwide provider of fixed satellite services). Previously, Mr. McGlade served as an Executive Director of mmO2 PLC and as the Chief Executive Officer of O2 UK, a subsidiary of mmO2, a position he held from October 2000 until March 2005. Before joining O2 UK, Mr. McGlade was President of the Western Region for Sprint PCS. He also serves as a director of WildBlue Communications, Inc. (a privately held satellite broadband services provider).

David J. McLachlan, age 69, has been a director since 2000. Mr. McLachlan served as a senior advisor to the Chairman and Chief Executive Officer of Genzyme Corporation (a publicly traded biotechnology company) from 1999 to 2004. He also was the Executive Vice President and Chief Financial Officer of Genzyme from 1989 to 1999. Prior to joining Genzyme, Mr. McLachlan served as Vice President, Chief Financial Officer of Adams-Russell Company (an electronic component supplier and cable television franchise owner). Mr. McLachlan also serves on the Board of Directors of Dyax Corp. (a publicly traded biotechnology company) and HearUSA, Ltd. (a publicly traded hearing care services company).

Robert A. Schriesheim, age 47, has been a director since 2006. Mr. Schriesheim has been Executive Vice President, Chief Financial Officer and Principal Financial Officer of Lawson Software, Inc. (a publicly traded ERP software provider) since October 2006, and a director since May 2006. Previously, he was affiliated with ARCH Development Partners, LLC (a seed stage venture capital fund) since August 2002, and served as a managing general partner since January 2003. From February 1999 to March 2002, Mr. Schriesheim served in various capacities including as Executive Vice President of Corporate Development, Chief Financial Officer, and a director, of Global Telesystems, Inc. (a London, England-based, publicly traded provider of telecommunications, data and related services). From 1997 to 1999, Mr. Schriesheim was President and Chief Executive Officer of SBC Equity Partners, Inc. (a private equity firm). From 1996 to 1997, Mr. Schriesheim was Vice President of Corporate Development for Ameritech Corporation (a communications company). From 1993 to 1996, he was Vice President of Global Corporate Development for AC Nielsen Company, a subsidiary of Dunn & Bradstreet. Mr. Schriesheim is also a director of MSC Software Corp. (a publicly traded provider of integrated simulation solutions for designing and testing manufactured products), Chairman of the Board of Alyst Acquisition Corp. (a publicly traded entity targeting an acquisition in the telecommunications industry), and a director of Enfora (a privately held provider of intelligent wireless machine-to-machine modules and integrated platform solutions).

Donald W. Palette, age 50, joined the Company as Vice President, Chief Financial Officer of Skyworks in August 2007. Previously, from May 2005 until August 2007, Mr. Palette served as Senior Vice President, Finance and Controller of Axcelis Technologies, Inc. (a publicly traded semiconductor equipment manufacturer). Prior to May 2005, he was Axcelis' Controller beginning in 1999, Director of Finance beginning August 2000, and Vice President and Treasurer beginning in 2003. Before joining Axcelis in 1999, Mr. Palette was Controller of Financial Reporting/Operations for Simplex, a leading manufacturer of fire protection and security systems. Prior to that, Mr. Palette was Director of Finance for Bell & Howell's Mail Processing Company, a leading manufacturer of high speed mail insertion and sorting equipment.

Bruce J. Freyman, age 47, has served as Vice President of Worldwide Operations since May 2005. Previously, he served as president and chief operating officer of Amkor Technology (a leading provider of semiconductor test and assembly services) and also held various senior management positions, including executive vice president of operations from 2001 to 2004. Earlier, Freyman spent 10 years with Motorola managing their semiconductor packaging operations for portable communications products.

Liam K. Griffin, age 41, joined the Company in August 2001 and serves as Senior Vice President, Sales and Marketing. Previously, Mr. Griffin was employed by Vectron International, a division of Dover Corp., as Vice President of Worldwide Sales from 1997 to 2001, and as Vice President of North American Sales from 1995 to 1997. His prior experience included positions as a Marketing Manager at AT&T Microelectronics, Inc. and Product and Process Engineer at AT&T Network Systems.

George M. LeVan, age 62, has served as Vice President, Human Resources since June 2002. Previously, Mr. LeVan served as Director, Human Resources, from 1991 to 2002 and has managed the human resource department since joining the Company in 1982. Prior to 1982, he held human resources positions at Data Terminal Systems, Inc., W.R. Grace & Co., Compo Industries, Inc. and RCA.

Stanley A. Swearingen, Jr., age 48, joined the Company in August 2004 and serves as Vice President and General Manager, Linear Products. Prior to joining Skyworks, from November 2000 to August 2004, Mr. Swearingen was Vice President and General Manager of Agere Systems' Computing Connectivity division, where he was responsible for the design and manufacturing of wired and wireless connectivity solutions. Prior to this, from July 1999 to November 2000, he served as President and Chief Operating Officer of Quantex Microsystems (a direct provider of personal computers, servers and Internet infrastructure products). He has also held senior management positions at National Semiconductor, Cyrix and Digital Equipment Corp.

Mark V.B. Tremallo, age 51, joined the Company in April 2004 and serves as Vice President, General Counsel and Secretary. Previously, from January 2003 to April 2004, Mr. Tremallo was Senior Vice President and General Counsel at TAC Worldwide Companies (a technical workforce solutions provider). Prior to TAC, from May 1997 to May 2002, he was Vice President, General Counsel and Secretary at Acterna Corp. (a global communications test equipment and solutions provider), which filed a voluntary petition for reorganization under Chapter 11 of the U.S.B.C. on May 6, 2003. Earlier, Mr. Tremallo served as Vice President, General Counsel and Secretary at Cabot Safety Corporation.

Gregory L. Waters, age 47, joined the Company in April 2003, and has served as Executive Vice President and General Manager, Front-End Solutions since October 2006, Executive Vice President beginning November 2005, and Vice President and General Manager, Cellular Systems as of May 2004. Previously, from February 2001 until April 2003, Mr. Waters served as Senior Vice President of Strategy and Business Development at Agere Systems and, beginning in 1998, held positions there as Vice President of the Wireless Communications business and Vice President of the Broadband Communications business. Prior to working at Agere, Mr. Waters held a variety of senior management positions within Texas Instruments, including Director of Network Access Products and Director of North American Sales.

As part of the terms of the merger of the wireless communications business of Conexant Systems, Inc. with and into Alpha Industries, Inc. on June 25, 2002 (the "Merger"), four designees of Conexant — Donald R. Beall (who retired as a director in April 2005), Moiz M. Beguwala, Dwight W. Decker and Balakrishnan S. Iyer — were appointed to our Board of Directors. Only two of the remaining three Conexant designees to our Board of Directors continue to have a business relationship with Conexant. Mr. Decker currently serves as the chairman of the board of Conexant and Mr. Iyer currently serves as a non-employee director of Conexant.

CORPORATE GOVERNANCE

General

Board of Director and Stockholder Meetings: The Board of Directors met seven (7) times during the fiscal year ended September 28, 2007 ("fiscal year 2007"). Each director attended at least 75% of the Board of Directors meetings and the meetings of the committees of the Board of Directors on which he served in fiscal year 2007. The Company's policy is that directors are encouraged to attend the annual meeting of stockholders and expected to do so when such meeting is held in conjunction with a regularly scheduled meeting of the Board of Directors. Three (3) members of the Board of Directors attended the 2007 annual meeting of stockholders.

Director Independence: Each year, the Board of Directors reviews the relationships that each director has with the Company and with other parties. Only those directors who do not have any of the categorical relationships that preclude them from being independent within the meaning of applicable NASDAQ Stock Market, Inc. Marketplace Rules (the "NASDAQ Rules") and who the Board of Directors affirmatively determines have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, are considered to be independent directors. The Board of Directors has reviewed a number of factors to evaluate the independence of each of its members. These factors include its members' current and historic relationships with the Company and its competitors, suppliers and customers; their relationships with management and other directors; the relationships their current and former employers have with the Company; and the relationships between the Company and other companies of which a member of the Company's Board of Directors is a director or executive officer. After evaluating these factors, the Board of Directors has determined that a majority of the members of the Board of Directors, namely, Kevin L. Beebe, Moiz M. Beguwala, Dwight W. Decker, Timothy R. Furey, Balakrishnan S. Iyer, Thomas C. Leonard, David J. McLachlan, David P. McGlade and Robert A. Schriesheim, do not have any relationships that would interfere with the exercise of independent judgment in carrying out their responsibilities as a director and are independent directors of the Company within the meaning of applicable NASDAQ Rules.

Corporate Governance Guidelines: The Board of Directors has adopted corporate governance practices to help fulfill its responsibilities to the stockholders in overseeing the work of management and the Company's business results. These guidelines are intended to ensure that the Board of Directors has the necessary authority and practices in place to review and evaluate the Company's business operations, as needed, and to make decisions that are independent of the Company's management. In addition, the guidelines are intended to align the interests of directors and management with those of the Company's stockholders. A copy of the Company's Corporate

Governance Guidelines is available on the Investor Relations portion the Company's website at: *http://www.skyworksinc.com.*

In accordance with these Corporate Governance Guidelines, independent members of the Board of Directors of the Company met in executive session without management present four (4) times during fiscal year 2007. Members of the Nominating and Corporate Governance Committee rotate as presiding director for these meetings.

Stockholder Communications: Our stockholders may communicate directly with the Board of Directors as a whole or to individual directors by writing directly to those individuals at the following address: 20 Sylvan Road, Woburn, MA 01801. The Company will forward to each director to whom such communication is addressed, and to the Chairman of the Board in his capacity as representative of the entire Board of Directors, any mail received at the Company's corporate office to the address specified by such director and the Chairman of the Board.

Codes of Ethics: The Board of Directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors (the "Code"), as well as a Code of Ethics for Principal Financial Officers. Links to these codes of ethics are on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.

Audit Committee: Skyworks has established a separately designated Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the Audit Committee are Mr. McLachlan, who currently serves as the chairman, and Messrs. Beebe, Iyer, McGlade and Schriesheim. The Board of Directors has determined that each of the members of the committee is independent within the meaning of applicable NASDAQ Rules and Rule 10A-3 under the Exchange Act. The Board of Directors has determined that each of the Chairman of the Audit Committee, Mr. Iyer, and Mr. Schriesheim, is an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K. The Audit Committee met nine (9) times during fiscal year 2007. Upon Mr. McLachlan becoming chairman of the board following the 2008 Annual Meeting, Mr. Schriesheim will become the chairman of the Audit Committee.

The primary responsibility of the Audit Committee is the oversight of the quality and integrity of the Company's financial statements, the Company's internal financial and accounting processes, and the independent audit process. Additionally, the Audit Committee has the responsibilities and authority necessary to comply with Rule 10A-3 under the Exchange Act. The committee meets privately with the independent registered public accounting firm, reviews their performance and independence from management and has the sole authority to retain and dismiss the independent registered public accounting firm. These and other aspects of the Audit Committee's authority are more particularly described in the Company's Audit Committee Charter, which the Board of Directors adopted and is reviewed annually by the committee and is available on the Investor Relations portion of our website at: *http://www.skyworksinc.com.*

The Audit Committee has adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by KPMG LLP for fiscal year 2007.

Compensation Committee: The members of the Compensation Committee are Mr. Furey, who serves as the chairman, and Messrs. Beebe, McGlade and Schriesheim, each of whom the Board of Directors has determined is independent within the meaning of applicable NASDAQ Rules. The Compensation Committee met six (6) times during fiscal year 2007. The functions of the Compensation Committee include establishing the appropriate level of compensation, including short and long-term incentive compensation, of the Chief Executive Officer, all other executive officers and any other officers or employees who report directly to the Chief Executive Officer. The

Compensation Committee also administers Skyworks' equity-based compensation plans. The Board of Directors has adopted a written charter for the Compensation Committee, and it is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

The Compensation Committee has engaged Aon/Radford Consulting to assist it in determining the components and amount of executive compensation. The consultant reports directly to the Compensation Committee, through its chairperson, and the Compensation Committee retains the right to terminate or replace the consultant at any time.

The process and procedures followed by the Compensation Committee in considering and determining executive and director compensation are described below under the heading "Compensation Discussion and Analysis."

Nominating and Corporate Governance Committee: The members of the Nominating and Corporate Governance Committee, each of whom the Board of Directors has determined is independent within the meaning of applicable NASDAQ Rules, are Mr. Beebe, who serves as the chairman, and Messrs. Furey, McGlade, and McLachlan. The Nominating and Corporate Governance Committee met four (4) times during fiscal year 2007. The Nominating and Corporate Governance Committee is responsible for evaluating and recommending individuals for election or re- election to the Board of Directors and its committees, including any recommendations that may be submitted by stockholders, the evaluation of the performance of the Board of Directors and its committees, and the evaluation and recommendation of the corporate governance policies. These and other aspects of the Nominating and Corporate Governance Committee's authority are more particularly described in the Nominating and Corporate Governance Committee Charter, which the Board of Directors adopted and is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

Director Nomination Procedures: The Nominating and Corporate Governance Committee evaluates director candidates in the context of the overall composition and needs of the Board of Directors, with the objective of recommending a group that can best manage the business and affairs of the Company and represent the interests of the Company's stockholders using its diversity of experience. The committee seeks directors who possess certain minimum qualifications, including the following:

- A director must have substantial or significant business or professional experience or an understanding of technology, finance, marketing, financial reporting, international business or other disciplines relevant to the business of the Company.
- A director (other than an employee-director) must be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Board of Directors or of a Board committee.
- The committee also considers the following qualities and skills, among others, in its selection of directors and as candidates for appointment to the committees of the Board of Directors:
  - Economic, technical, scientific, academic, financial, accounting, legal, marketing, or other expertise applicable to the business of the Company;
  - Leadership or substantial achievement in their particular fields;
  - Demonstrated ability to exercise sound business judgment;
  - Integrity and high moral and ethical character;
  - Potential to contribute to the diversity of viewpoints, backgrounds, or experiences of the Board of Directors as a whole;
  - Capacity and desire to represent the balanced, best interests of the Company as a whole and not primarily a special interest group or constituency;
  - Ability to work well with others;

- High degree of interest in the business of the Company;
- Dedication to the success of the Company;
- Commitment to the responsibilities of a director; and
- International business or professional experience.

In addition, the committee will consider that a majority of the Board of Directors must meet the independence requirements promulgated by the applicable NASDAQ Rules. The Company expects that a director's existing and future commitments will not materially interfere with such director's obligations to the Company. For candidates who are incumbent directors, the committee considers each director's past attendance at meetings and participation in and contributions to the activities of the Board of Directors. The committee identifies candidates for director nominees in consultation with the Chief Executive Officer of the Company and the Chairman of the Board of Directors, through the use of search firms or other advisors or through such other methods as the committee deems to be helpful to identify candidates. Once candidates have been identified, the committee confirms that the candidates meet all of the minimum qualifications for director nominees set forth above through interviews, background checks, or any other means that the committee deems to be helpful in the evaluation process. The committee then meets to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the Board of Directors. Based on the results of the evaluation process, the committee recommends candidates for director nominees for election to the Board of Directors.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders provided the stockholders follow the procedures set forth below. The committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, based on whether the candidate was recommended by a stockholder or otherwise. To date, the Nominating and Corporate Governance Committee has not received a recommendation for a director nominee from any stockholder of the Company's voting stock.

Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors may do so by submitting a written recommendation to the committee not later than October 8, 2008, in accordance with the procedures set forth below in this Proxy Statement under the heading "Stockholder Proposals." For nominees for election to the Board of Directors proposed by stockholders to be considered, the recommendation for nomination must be in writing and must include the following information:

- Name of the stockholder, whether an entity or an individual, making the recommendation;
- A written statement disclosing such stockholder's beneficial ownership of the Company's capital stock;
- Name of the individual recommended for consideration as a director nominee;
- A written statement from the stockholder making the recommendation stating why such recommended candidate would be able to fulfill the duties of a director;
- A written statement from the stockholder making the recommendation stating how the recommended candidate meets the independence requirements established by the SEC and The NASDAQ Stock Market, Inc.;
- A written statement disclosing the recommended candidate's beneficial ownership of the Company's capital stock; and
- A written statement disclosing relationships between the recommended candidate and the Company which may constitute a conflict of interest.

Nominations may be sent to the attention of the committee via U.S. mail or expedited delivery service to Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, Massachusetts 01801, Attn: Nominating and Corporate Governance Committee, c/o Secretary of Skyworks Solutions, Inc.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the Board of Directors currently comprises Messrs. Beebe, Furey, McGlade and Schriesheim. No member of this committee was at any time during the past fiscal year an officer or employee of the Company, was formerly an officer of the Company or any of its subsidiaries, or had any employment relationship with the Company or any of its subsidiaries. No executive officer of Skyworks has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of or member of the Compensation Committee of Skyworks.

PROPOSAL 2

APPROVAL OF ADOPTION OF 2008 DIRECTOR LONG-TERM INCENTIVE PLAN

The Company's 2008 Director Long-Term Incentive Plan (the "2008 Plan") was adopted by Skyworks' Board of Directors on November 6, 2007, subject to approval by the stockholders. A total of 600,000 shares are to be authorized for issuance under the 2008 Plan to Skyworks' non-officer directors. If approved by the stockholders, the 2008 Plan will replace the 2001 Directors' Stock Option Plan (the "2001 Plan") and no further options will be granted under the 2001 Plan. Upon termination, any shares remaining in the 2001 Plan will be added to the 2008 Plan. There are currently 120,000 shares remaining in the 2001 Plan.

Since 1994, Skyworks has granted equity-awards to directors, upon their first election to the Board of Directors and annually upon re-election. Few shares remain available for equity awards to the directors under the 2001 Plan. THEREFORE, UNLESS THE 2008 DIRECTOR LONG-TERM INCENTIVE PLAN IS APPROVED, IT WILL NOT BE POSSIBLE TO ISSUE EQUITY AWARDS TO SKYWORKS' DIRECTORS IN THE FUTURE UNDER THE 2001 PLAN.

The 2008 Plan is intended to advance the interests of the Company's stockholders by enhancing the Company's ability to attract and retain the services of experienced and knowledgeable directors, and to provide additional incentives for such directors to continue to work for the best interests of Skyworks and its stockholders through continuing ownership of its common stock. Competition for highly qualified individuals to serve as company directors is intense, and to successfully attract and retain the best candidates, the Company must continue to offer a competitive equity incentive program as an essential component of the directors' compensation. Without the proposed authorization of shares available for directors' stock options and restricted stock, Skyworks may be unable to continue to attract and retain the best individuals to serve as directors.

In addition, the 2008 Plan, among other things:

- Prohibits the granting of stock options with an exercise price below the fair market value of the common stock on the grant date;
- Provides a "share reduction" formula in the pool of available shares, whereby the issuance of any "full value" award (i.e., an award other than a nonqualified stock option) will reduce the pool of available shares by 1.5 shares. For example, if no nonqualified stock options were issued from the 720,000 shares requested under the 2008 Plan (which includes the 120,000 shares that would be added from the 2001 Plan), the maximum number of shares of common stock subject to other awards would be 480,000 shares.
- Prohibits repricing, or reducing the exercise price of a stock option, without first obtaining stockholder approval; and,
- Does not include any "evergreen" or "reload" provisions.

Description of the 2008 Director Long-Term Incentive Plan

This summary is qualified in its entirety by reference to the 2008 Plan, a copy of which is attached to the electronic copy of this Proxy Statement filed with the SEC (www.sec.gov). In addition, a copy of the 2008 Plan may be obtained from the Secretary of the Company.

Types of Awards

The 2008 Plan provides for the grant of nonqualified stock options, restricted stock awards, restricted stock units and other stock-based awards, including the grant of shares based upon certain conditions such as performance-based conditions and the grant of securities convertible into common stock (collectively, "Awards").

Nonqualified Stock Options. Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may be granted at an exercise price that is no less than 100% of the fair market value of the common stock on the date of grant. Options may not be granted for a term in excess of ten (10) years. The 2008 Plan permits the following forms of payment of the exercise price of options: (i) payment by cash, check or in connection with a "cashless exercise" through a broker, (ii) surrender to the Company of shares of common stock which have been held by the optionees for at least six months, or (iii) any combination of these forms of payment.

Unless such action is approved by the Company's stockholders: (1) no outstanding option may be amended to provide an exercise price per share that is lower than the then-current exercise price per share of the option (other than adjustments to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization) and (2) the Board of Directors may not cancel any outstanding option and grant in substitution therefor new Awards under the Plan covering the same or a different number of shares of common stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled option. No option shall contain any provision entitling the optionee to the automatic grant of additional options in connection with any exercise of the original option.

Restricted Stock Awards and Restricted Stock Units. Restricted stock awards entitle recipients to acquire shares of common stock, subject to the right of the Company to repurchase all or part of such shares from the recipient in the event that the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award. Instead of issuing common stock that is subject to repurchase, the Board may grant Awards known as restricted stock units that entitle recipients to receive unrestricted shares of common stock in the event that the conditions specified in the applicable Award are satisfied prior to the end of the applicable restriction period established for such Award.

Other Stock-Based Awards. Under the 2008 Plan, the Board of Directors has the right to grant other Awards based upon the common stock having such terms and conditions as the Board of Directors may determine, including the grant of shares based upon certain conditions such as performance-based conditions and the grant of securities convertible into common stock.

Eligibility to Receive Awards

Each member of the Board of Directors who is not also an officer of the Company is eligible to be granted Awards under the 2008 Plan. Each non-officer director when first elected to serve as a director shall automatically be granted a nonqualified stock option to purchase 25,000 shares of common stock, at an exercise price equal to the fair market value of the common stock on the date of grant, and a restricted stock award for 12,500 shares of common stock. In addition, beginning with the Company's 2008 annual meeting of stockholders, each non-officer director continuing in office shall receive a restricted stock award for 12,500 shares following each annual meeting of stockholders or special meeting of stockholders in which one or more directors are elected in lieu of an annual meeting. Unless otherwise determined by the Board of Directors, the foregoing nonqualified stock options will vest in four (4) equal annual installments and the foregoing restricted stock awards will vest in three (3) equal annual installments. All other granting of Awards under the 2008 Plan is discretionary, and the Company cannot now determine the number or type of Awards to be granted in the future to any particular director. On January 22, 2008, the last reported sale price of the Company common stock on the NASDAQ Global Select Market was $8.32.

Administration

The 2008 Plan is administered by the Board of Directors. The Board of Directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2008 Plan and to interpret the provisions of the 2008 Plan. Pursuant to the terms of the 2008 Plan, the Board of Directors may delegate authority under the 2008 Plan to one or more committees or subcommittees of the Board of Directors. The Board of Directors has authorized the Compensation Committee to administer certain aspects of the 2008 Plan.

Except for the automatic grants of nonqualified stock options and restricted stock awards discussed above, and subject to any applicable limitations contained in the 2008 Plan, the Board of Directors, the Compensation Committee, or any other committee to whom the Board of Directors delegates authority, as the case may be, selects the recipients of Awards and determines (i) the number of shares of common stock covered by options and the dates upon which such options become exercisable, (ii) the exercise price of options (which may not be less than 100% of the fair market value of the common stock), (iii) the duration of options (which may not exceed ten (10) years) and (iv) the number of shares of common stock subject to any restricted stock or other stock-based Awards and the terms and conditions of such Awards, including conditions for repurchase, issue price and repurchase price.

The Board of Directors is required to make appropriate adjustments in connection with the 2008 Plan and any outstanding Awards to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. The 2008 Plan also contains provisions addressing the consequences of any Reorganization Event, which is defined as (i) any merger or consolidation of the Company with or into another entity as a result of which all of the common stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or (ii) any exchange of all of the common stock of the Company for cash, securities or other property pursuant to a share exchange transaction. Upon the occurrence of a Reorganization Event, all outstanding options are to be assumed, or substituted for, by the acquiring or succeeding corporation. However, if the acquiring or succeeding corporation does not agree to assume, or substitute for, outstanding options, then the Board of Directors must either accelerate the options to make them fully exercisable prior to consummation of the Reorganization Event or provide for a cash out of the value of any outstanding options. Upon the occurrence of a Reorganization Event, the repurchase and other rights of the Company under each outstanding restricted stock award will inure to the benefit of the acquiring or succeeding corporation. The Board of Directors will specify the effect of a Reorganization Event on any other Award at the time the Award is granted.

If a Change in Control Event occurs, except to the extent specifically provided to the contrary in any Award agreement or any other agreement between a Participant and the Company, any options outstanding as of the date the Change of Control occur and not then exercisable shall automatically become fully exercisable and all restrictions and conditions on all restricted stock awards shall automatically be deemed terminated or satisfied. A "Change in Control Event" occurs if the Continuing Directors (as defined below) cease for any reason to constitute a majority of the Board. A "Continuing Director" will include any member of the Board as of the effective date of the Plan and any individual nominated for election to the Board by a majority of the then Continuing Directors.

If any Award expires or is terminated, surrendered, canceled or forfeited, the unused shares of common stock covered by such Award will again be available for grant under the 2008 Plan.

Amendment or Termination

The Board of Directors may at any time amend, suspend or terminate the 2008 Plan, except that no amendment may (i) increase the number of shares authorized under the 2008 Plan, (ii) materially increase the benefits provided under the 2008 Plan, (iii) materially expand the class of participants eligible to participate in the 2008 Plan, (iv) expand the types of Awards provided under the 2008 Plan or (v) make any other changes that require stockholder approval under the rules of the NASDAQ Stock Market unless and until such amendment shall have been approved by the Company's stockholders. No Award may be granted under the 2008 Plan after March 27, 2018, but Awards previously granted may extend beyond that date.

If stockholders do not approve the 2008 Plan, the 2008 Plan will not go into effect. In such event, the Board of Directors will consider whether to adopt alternative arrangements based on its assessment of the needs of the Company.

Federal Income Tax Consequences

The following summarizes the United States federal income tax consequences that generally will arise with respect to awards granted under the plan. This summary is based on the tax laws in effect as of the date of this Proxy Statement. Changes to these laws could alter the tax consequences described below.

Nonqualified Stock Options. A participant will not have income upon the grant of a nonqualified stock option. A participant will have compensation income upon the exercise of a nonqualified stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Restricted Stock; Restricted Stock Units. A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Internal Revenue Code (the "IRC") is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term. The tax treatment of a restricted stock unit and the stock issued upon the vesting of a restricted stock unit is the same as described above for restricted stock, except that no Section 83(b) election may be made with respect to restricted stock units.

Tax Consequences to the Company. There will be no tax consequences to the Company when grants are made under the 2008 Plan except that we will be entitled to a tax deduction when a participant has compensation income.

Plan Benefits Table. The following 2008 Plan Benefits Table discloses the benefits that would be allocated to the persons listed in the table in 2008 if the 2008 Plan were adopted. All other granting of the remaining Awards under the 2008 Plan is discretionary pursuant to the formula provisions in the 2008 Plan.

Plan Benefits
2008 Plan

Name and Position	Dollar Value	Number of Shares
Non-Executive Director Group (8 persons)	$832,000(1)	100,000

(1) This dollar value is determined based on $8.32 per share, the last reported sale price of the Company common stock on the NASDAQ Global Select Market on January 22, 2008.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE ADOPTION OF THE 2008 DIRECTOR LONG-TERM INCENTIVE PLAN

PROPOSAL 3

APPROVAL OF AN AMENDMENT TO THE 2002 EMPLOYEE STOCK PURCHASE PLAN

The Board of Directors believes it is in the best interest of the Company to encourage stock ownership by employees of the Company. The 2002 Employee Stock Purchase Plan ("ESPP") affords employees of the Company the opportunity to purchase shares of the Company's common stock at a discount through regular payroll deductions. The Company believes the ESPP enhances its ability to seek and retain the services of highly skilled and competent persons to serve as employees of the Company, and at the same time, encourages employee stock ownership. Under the Company's ESPP, the Company has currently reserved 3,880,000 shares of common stock to provide eligible employees with opportunities to purchase shares. Anticipating that there would be an insufficient number of shares available for continuing the ESPP into fiscal year 2008, on May 8, 2007, the Board of Directors adopted, subject to stockholder approval, an amendment to the ESPP increasing the number of shares of common stock authorized for purchase under the ESPP by 2.25 million shares to a total of 6,130,000 shares. With the approval of the amendment to the Skyworks ESPP by the stockholders, it is the intention of the Company to have the ESPP continue to qualify as an "employee stock purchase plan" under Section 423 of the IRC, which may provide certain tax benefits to employees as described below. In addition, if the amendment to the ESPP is approved, the Company intends to continue providing non-U.S. employees with the opportunity to purchase shares of the Company's common stock at a discount pursuant to Skyworks' Non-Qualified Employee Stock Purchase Plan ("NQ ESPP"). If this amendment is not approved by the stockholders, the Company will not be able to offer employees an opportunity to participate in the ESPP (or the NQ ESPP) in the future because of the limited number of shares that would otherwise remain available for issuance under the ESPP. As of December 31, 2007, there were only 569,159 shares available for future purchase under the ESPP.

Description of the ESPP

This summary is qualified in its entirety by reference to the ESPP, a copy of which is attached to the electronic copy of this Proxy Statement filed with the SEC (www.sec.gov). In addition, a copy of the ESPP may be obtained from the Secretary of the Company.

Eligibility

All employees of the Company and its participating subsidiaries who are employed by the Company at least ten (10) business days prior to the first day of the applicable offering period are eligible to participate in the ESPP, except for any employee who owns stock possessing five percent (5%) or more of the total combined voting power or value of all classes of Company stock. An employee's rights under the ESPP will terminate when he or she ceases to be an employee. The Company's non-employee directors are not eligible to participate in the ESPP.

Participation in the ESPP

The number of shares that participants may purchase under the ESPP is discretionary and the value of the Company's common stock purchased by participants under the ESPP will vary based on the fair market value of the Company's common stock on an offering period's commencement date or termination date. Accordingly, the number of shares that will be purchased by our employees and executive officers in the future are not currently determinable.

Stock Subject to the ESPP

Without giving effect to the proposed amendment, an aggregate of 3,880,000 shares of common stock have been authorized for issuance under the ESPP since its inception. If there are any unexercised options granted under the ESPP that expire or terminate or options that cease to be exercisable, the unpurchased shares subject to such option will again be available under the ESPP. If the number of shares of common stock available for any offering period is insufficient to satisfy the requirements for that offering period, the available shares for that offering period shall be apportioned among participating employees in proportion to their options. As of December 31, 2007, there were only 569,159 shares available for future purchase under the ESPP.

Offering Periods

The Compensation Committee of the Board of Directors establishes the offering periods; however, an offering period may not extend for more than twenty-four (24) months. Subject to the foregoing, the offering periods will generally consist of six month periods commencing on each August 1 and February 1 and terminating on each January 31 and July 31, respectively.

Stock Options

On the commencement date of each offering period, the Company will grant to each participant an option to purchase on the termination date of each offering period at the Option Exercise Price (as defined below), that number of full shares of common stock equal to the amount of each participant's accumulated payroll deductions made during the offering period, up to a maximum of 1,000 shares. This maximum may be increased or decreased as set forth in the ESPP. If the participant's accumulated payroll deductions on the termination date would result in a purchase of more than the maximum allowed under the plan, the excess deductions will be refunded to the participant, without interest.

The Option Exercise Price for each offering period is the lesser of: (i) eighty-five percent (85%) of the fair market value (as defined in the ESPP) of the common stock on the offering commencement date, or (ii) eighty-five percent (85%) of the fair market value of the common stock on the offering termination date, in either case rounded up to the next whole cent. If the participant's accumulated payroll deductions on the last day of the offering period would otherwise enable the participant to purchase common stock in excess of the limitation prescribed under Section 423(b)(8) of the IRC, the excess will be refunded by the Company, without interest.

Option Exercise

Each participant in the ESPP on the termination date of each offering period will be deemed to have exercised his or her option on such date and to have purchased from the Company such number of full shares of common stock reserved for the ESPP as his or her accumulated payroll deductions on such date will pay for at the Option Exercise Price, subject to the maximums and limitations set forth in the ESPP.

Entering the ESPP and Participation

An eligible employee may enter the ESPP by enrolling and authorizing payroll deductions not later than ten (10) business days before the next commencement date. Unless the participant files a revised authorization, or withdraws from the ESPP, his or her participation under the enrollment on file will continue as long as the ESPP remains in effect.

A participant may withdraw in full from the ESPP prior to the termination date, in which event the Company will refund without interest the entire balance of such participant's deductions not previously used to purchase common stock under the ESPP. Upon termination of the participant's employment because of death, the person(s) entitled to receipt of the common stock and/or cash shall have the right to elect, either (i) to withdraw, without interest, all of the payroll deductions credited to the participant's account under the ESPP, or (ii) to exercise the participant's option for the purchase of shares of common stock on the next offering termination date following the date of the employee's death.

The Company will accumulate and hold for the employee's account the amounts deducted from his or her pay. No interest will be paid thereon.

Deduction Amounts

An employee may authorize payroll deductions from 1% to 10% (in whole number percentages only) of his or her eligible compensation (as defined in the ESPP). An employee may not make any additional payments into such account. Only full shares of common stock may be purchased. Any balance remaining in an employee's account after a purchase will, to the extent not refunded as set forth above, be carried forward to the next offering period. Payroll deductions may not be increased, decreased or suspended by a participant during an offering period.

ESPP Termination and Amendment

The ESPP may be terminated at any time by the Company's Board of Directors. It will terminate in any case on the earlier of December 31, 2012, or when all of the shares of common stock reserved for the ESPP have been purchased. The Compensation Committee or the Board of Directors may from time to time adopt amendments to the ESPP, subject to certain restrictions set forth in the ESPP.

Sale of Stock Purchased Under the ESPP

An employee may sell stock purchased under the ESPP at any time the employee chooses, subject to compliance with Company trading policies, any applicable federal or state securities laws, and subject to certain restrictions imposed under the ESPP.

ESPP Administration and Cost

The Company will bear all costs of administering and carrying out the ESPP, and the ESPP may be administered by the Compensation Committee, or such other committee as may be appointed by the Board of Directors of the Company.

The Company will indemnify each member of the Board of Directors and the Compensation Committee to the fullest extent permitted by law with respect to any claim, loss, damage or expense (including counsel fees) arising in connection with their responsibilities under the ESPP.

Application of Funds

The proceeds received by the Company from the sale of common stock pursuant to options granted under the ESPP may be used for any corporate purposes, and the Company is not be obligated to segregate participating employees' payroll deductions.

Changes of Common Stock

If the Company should subdivide or reclassify the common stock, or should declare thereon any dividend payable in shares of such common stock, or should take any other action of a similar nature affecting such common stock, then the number and class of shares of common stock which may thereafter be optioned (in the aggregate and to any individual participating employee) shall be adjusted accordingly.

Merger or Consolidation

If the Company should merge into or consolidate with another corporation, the Board of Directors may, at its election, either (i) terminate the ESPP and refund without interest the entire balance of each participant's deductions, or (ii) entitle each participant to receive on the offering termination date upon the exercise of such option for each share of common stock as to which such option shall be exercised the securities or property to which a holder of one share of the common stock was entitled upon and at the time of such merger or consolidation. A sale of all or substantially all of the assets of the Company shall be deemed a merger or consolidation for the foregoing purposes.

Federal Income Tax Consequences

The following summarizes certain United States federal income tax considerations for employees participating in the ESPP and certain tax effects to the Company. This summary, however, does not address every situation that may result in taxation. For example, it does not discuss foreign, state, or local taxes, or any of the tax implications arising from a participant's death. This summary is not intended as a substitute for careful tax planning, and each employee is urged to consult with and rely on his or her own advisors with respect to the possible tax consequences (federal, state, local and foreign) of exercising his or her rights under the ESPP.

The amounts deducted from an employee's pay under the ESPP will be included in the employee's compensation subject to United States federal income tax, and the Company will withhold taxes on these amounts. Generally, the employee will not recognize any additional income at the time options are granted pursuant to the ESPP or at the time the employee purchases shares under the ESPP.

If the employee disposes of shares purchased pursuant to the ESPP within two years after the first business day of the offering period in which the employee acquired such shares, the employee will recognize ordinary compensation income (i.e., not capital gain income) at the time of such disposition in an amount equal to the excess, of the fair market value of the shares on the day the shares were purchased over the amount the employee paid for the shares. In addition, the employee generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the shares and the employee's tax basis in the shares (generally, the fair market value of the shares on the day of purchase). Capital gain or loss recognized on a disposition of shares will be long-term capital gain or loss if the employee's holding period for the shares exceeds one year. The holding period for determining whether the gain or loss realized is short or long term will not begin until the employee is deemed to have purchased shares under the ESPP.

If the employee disposes of shares purchased pursuant to the ESPP more than two years after the first business day of the offering period in which the employee acquired the shares, the employee will recognize ordinary compensation income at the time of such disposition in an amount equal to the lesser of:

(a) the excess, if any, of the fair market value of the shares at the time of disposition over the amount the employee paid for the shares; or

(b) 15% of the fair market value of the shares measured as of the first business day of the offering period in which the shares were purchased.

In addition, the employee generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of shares and the employee's tax basis in the shares. Capital gain or loss recognized on a disposition of shares will be long-term capital gain or loss if the employee's holding period for the shares exceeds one year and otherwise will be short-term capital gain or loss.

If the employee disposes of shares purchased pursuant to the ESPP within two years after the first business day of the offering period in which such shares were purchased, the Company generally will be entitled to a deduction for United States federal income tax purposes in an amount equal to the ordinary compensation income recognized by the employee as a result of such disposition. If the employee disposes of shares purchased pursuant to the ESPP more than two years after the first business day of the offering period in which the employee acquired the shares, the Company will not be entitled to any deduction for United States federal income tax purposes with respect to the options or the shares issued upon their exercise.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE 2002 EMPLOYEE STOCK PURCHASE PLAN

PROPOSAL 4

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected KPMG LLP as the Company's independent registered public accounting firm for the current fiscal year ending October 3, 2008 ("fiscal year 2008"), and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. KPMG LLP was the independent registered public accounting firm for the Company for the fiscal year ended September 28, 2007, and has been the independent registered public accounting firm for the Company's predecessor, Alpha Industries, Inc., since 1975. We are asking the stockholders to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year 2008.

Representatives of KPMG LLP are expected to attend the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

Stockholder ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm is not required by the Company's by-laws or other applicable legal requirements. However, the Audit Committee is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. In the event stockholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and stockholders' best interests.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Skyworks' Board of Directors is responsible for providing independent, objective oversight of Skyworks' accounting functions and internal controls. The Audit Committee is composed of five directors, each of whom is independent within the meaning of applicable NASDAQ Rules. The Audit Committee operates under a written charter approved by the Board of Directors.

Management is responsible for the Company's internal control and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of Skyworks' consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report concerning such financial statements. The Audit Committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee met with management and representatives of KPMG LLP, the Company's independent registered public accounting firm, and reviewed and discussed the audited financial statements for the year ended September 28, 2007 results of the internal and external audit examinations, evaluations of the Company's internal controls and the overall quality of Skyworks' financial reporting. The Audit Committee also discussed with the independent registered public accounting firm the matters required by Statement of Auditing Standards No. 61 (Communications with Audit Committees). The Audit Committee also received written disclosures and a letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent registered public accounting firm such firm's independence vis-à-vis the Company.

Based upon the Audit Committee's review and discussions described above, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended September 28, 2007, as filed with the SEC.

THE AUDIT COMMITTEE

Kevin L. Beebe
Balakrishnan S. Iyer
David P. McGlade
David J. McLachlan, Chairman
Robert A. Schriesheim

AUDIT FEES

KPMG LLP provided audit services to the Company consisting of the annual audit of the Company's 2007 consolidated financial statements contained in the Company's Annual Report on Form 10-K and reviews of the financial statements contained in the Company's Quarterly Reports on Form 10-Q for fiscal year 2007. The following table summarizes the fees of KPMG LLP billed to the Company for the last two fiscal years.

Fee Category	Fiscal Year 2007	% of Total	Fiscal Year 2006	% of Total
Audit Fees-Financial Statement Audit	$ 809,000	57%	$ 811,000	61%
Audit Fees-Section 404 of Sarbanes-Oxley	486,000	34%	493,000	37%
Total Audit Fees(1)	$1,295,000	91%	$1,304,000	98%
Audit-Related Fees(2)	86,000	6%	8,000	0%
Tax Fees(3)	46,000	3%	26,000	2%
All Other Fees(4)	2,000	0%	2,000	0%
Total Fees	$1,429,000	100%	$1,340,000	100%

(1) Audit fees consist of fees for the audit of our financial statements, the review of the interim financial statements included in our quarterly reports on Form 10-Q, and other professional services provided in connection with statutory and regulatory filings or engagements. Fiscal year 2006 and fiscal year 2007 audit fees also included fees for services incurred in connection with rendering an opinion under Section 404 of the Sarbanes Oxley Act.

(2) Audit related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and the review of our financial statements and which are not reported under "Audit Fees." These services relate to registration statement filings for financing activities and consultations concerning financial accounting and reporting standards.

(3) Tax fees consist of fees for tax compliance, tax advice and tax planning services. Tax compliance services, which relate to preparation or review of original and amended tax returns, claims for refunds and tax payment-planning services, accounted for $46,000 and $26,000 of the total tax fees for fiscal year 2007 and 2006, respectively. Tax advice and tax planning services relate to assistance with tax audits.

(4) All other fees for fiscal year 2007 and 2006 consist of licenses for accounting research software.

In 2003, the Audit Committee adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services to be provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, must be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by KPMG LLP during fiscal 2007 and fiscal 2006.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis that follows with management, and based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement for the 2008 annual meeting of stockholders.

THE COMPENSATION COMMITTEE

Kevin L. Beebe
Timothy R. Furey, Chairman
David P. McGlade
Robert A. Schriesheim

INFORMATION ABOUT EXECUTIVE AND DIRECTOR COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Who Sets Compensation for Senior Executives?

The Compensation Committee, which is comprised solely of independent directors within the meaning of applicable NASDAQ Rules, outside directors within the meaning of Section 162 of the IRC and non-employee directors within the meaning of Rule 16b-3 under the Exchange Act, is responsible for determining all components, and amounts, of compensation to be paid to the Company's Chief Executive Officer, our Chief Financial Officer and each of the Company's other executive officers, as well as any other officers or employees who report directly to the Chief Executive Officer.

This Compensation Discussion and Analysis section discusses the compensation policies and programs for our Chief Executive Officer, our current Chief Financial Officer, our former Chief Financial Officer and our three next most highly paid executive officers as determined under the rules of the SEC. We refer to this group of executive officers as our "Named Executive Officers."

What are the Objectives of Our Compensation Program?

The objectives of our executive compensation program are to attract, retain and motivate highly qualified executives to operate our business, and to link the compensation of those executives to improvements in the Company's financial performance and increases in stockholder value. Accordingly, the Compensation Committee's goals in establishing our executive compensation program include:

(1) ensuring that our executive compensation program is competitive with a group of companies in the semiconductor industry with which we compete for executive talent;

(2) providing a base salary that serves as the foundation of a compensation package that attracts and retains the executive talent needed to obtain our business objectives;

(3) providing short-term variable cash compensation that motivates executives and rewards them for achieving financial performance targets;

(4) providing long-term stock-based compensation that aligns the interest of our executives with stockholders and rewards them for increases in stockholder value; and

(5) ensuring that our executive compensation program is perceived as fundamentally fair to all of our employees.

How Do We Determine the Components and Amount of Compensation to Pay?

The Compensation Committee sets compensation for the Named Executive Officers, including salary, short-term cash incentives and long-term stock-based awards, at levels generally intended to be competitive with the compensation of comparable executives in semiconductor companies with which the Company competes for executive talent.

<u>*Retention of Compensation Consultant*</u>

The Compensation Committee has engaged Aon/Radford Consulting to assist the Compensation Committee in determining the components and amount of executive compensation. The consultant reports directly to the Compensation Committee, through its chairperson, and the Compensation Committee retains the right to terminate or replace the consultant at any time. The consultant advises the Compensation Committee on such compensation matters as are requested by the Compensation Committee. The Compensation Committee considers the consultant's advice on such matters in addition to any other information or factors it considers relevant in making its compensation determinations.

Role of Chief Executive Officer

The Compensation Committee also considered the recommendations of the Chief Executive Officer regarding the compensation of each of his direct reports, including the other Named Executive Officers. These recommendations included an assessment of each individual's responsibilities, experience, individual performance and contribution to the Company's performance, and also generally took into account internal factors such as historical compensation and level in the organization, in addition to external factors such as the current environment for attracting and retaining executives.

Establishment of Comparator Group Data

In determining compensation for each of the Named Executive Officers, the committee utilizes "Comparator Group" data for each position. For fiscal year 2007, the Compensation Committee approved Comparator Group data consisting of a 50/50 blend of (i) Aon/Radford survey data of 88 semiconductor companies[1] and (ii) the public "peer" group data for 16 publicly-traded semiconductor companies with which the Company competes for executive talent:

*Agere Systems
*Anadigics
*Analog Devices
*Broadcom
*Cypress Semiconductor
*Fairchild Semiconductor
*Integrated Device Technology
*Intersil
*Linear Technology
*LSI Logic
*Maxim Integrated Products
*National Semiconductor
*ON Semiconductor
*RF Micro Devices
*Silicon Laboratories
*TriQuint Semiconductor

Utilization of Comparator Group Data

The Compensation Committee annually compares the components and amounts of compensation that we provide to our Chief Executive Officer and other Named Executive Officers with the components and amounts of compensation provided to their counterparts in the Comparator Group and uses this comparison data as a guideline in its review and determination of base salaries, short-term cash incentives and long-term stock-based compensation awards. In addition, in setting fiscal year 2007 compensation, the Compensation Committee sought and received input from its consultant regarding the base salaries for the Chief Executive Officer and each of his direct reports, the award levels and performance targets relating to the short-term cash incentive program for executive officers, and the individual stock-based compensation awards for executive officers, as well as the related vesting schedules.

After reviewing the data and considering the input, the Compensation Committee established a base salary, short-term cash incentive target and long-term stock-based compensation award for each Named Executive Officer. In establishing individual compensation, the Compensation Committee also considered the input of the Chief Executive Officer, as well as the individual experience and performance of the executive. In determining the compensation of our Chief Executive Officer, our Compensation Committee focused on (i) competitive levels of compensation for chief executive officers who are leading a company of similar size and complexity, (ii) the importance of retaining a chief executive officer with the strategic, financial and leadership skills to ensure our continued growth and success and (iii) the Chief Executive Officer's role relative to other Named Executive Officers and the considerable length of his 13-year service to the Company. Aon/Radford advised the Compensation Committee that the base salary, annual performance targets and short-term cash incentive target opportunity, and equity-based compensation for 2007 were competitive for chief executive officers in the sector. The Chief Executive Officer was not present during voting or deliberations of the Compensation Committee concerning

[1] Where sufficient data was not available in the semiconductor survey data — for example, for a VP/General Manager position — the Comparator Group data reflected survey data regarding high-technology companies, which included a larger survey sample. Semiconductor companies included in the survey had average annual revenue of approximately $1 billion, whereas the high-technology companies included in the survey were segregated based on the annual revenue of the general manager's business unit.

his compensation. As stated above, however, the Compensation Committee did consider the recommendations of the Chief Executive Officer regarding the compensation of all of his direct reports, including the other Named Executive Officers.

What are the Components of Executive Compensation?

The key elements of compensation for our Named Executive Officers are base salary, short-term cash incentives, long-term stock-based incentives, 401(k) plan retirement benefits, medical and insurance benefits. Consistent with our objective of ensuring executive compensation is perceived as fair to all employees, the Named Executive Officers do not receive any retirement benefits beyond those generally available to our full-time employees, and we do not provide medical or insurance benefits to Named Executive Officers that are significantly different from those offered to other full-time employees.

Base Salary

Base salaries provide our executive officers with a degree of financial certainty and stability. The Compensation Committee determines a competitive base salary for each executive officer using the Comparator Group data and input provided by its consultant. Based on these factors, base salaries of the Named Executive Officers were generally targeted at the Comparator Group median, and in certain instances were targeted closer to the 75th percentile based on role, responsibility, performance and length of service. After considering all these factors, the only base salary adjustment made for a Named Executive Officer for fiscal year 2007 was for the Vice President and General Manager, Linear Products, who received a 5% base salary increase.

Short-Term Cash Incentives

Our short-term cash incentive compensation plan for executive officers is established annually by the Compensation Committee. For fiscal year 2007, the Compensation Committee adopted the 2007 Executive Incentive Plan (the "Incentive Plan"). The Incentive Plan established short-term cash incentive awards that could be earned semi-annually by certain officers of the Company, including the Named Executive Officers, based on the Company's achievement of certain corporate performance metrics established on a semi-annual basis. Short-term cash incentives are intended to motivate and reward executives by tying a significant portion of their total cash compensation to the Company's achievement of pre-established performance metrics that are generally short-term (i.e., less than one year). In establishing the short-term cash incentive plan, the Compensation Committee first determined a competitive short-term cash incentive target for each Named Executive Officer based on the Comparator Group data, and then set threshold, target and maximum cash incentive payment levels. At the target payout level, Skyworks' short-term cash incentive was designed to result in a cash incentive payout equal to the median of the Comparator Group, while a maximum incentive payout for exceeding the corporate performance metrics would result in a payout above the median of the Comparator Group, and a threshold payout for meeting the minimal corporate performance metrics would result in a payout below the median. The following is the cash incentive payment levels the Named Executive Officers could earn in fiscal year 2007 (shown as a percentage of base salary), depending on the Company's achievement of the performance metrics. Actual performance between the threshold and the target metrics or between the target and maximum metrics was determined based on linear sliding scale.

	Threshold	Target	Maximum
Chief Executive Officer	30%	100%	200%
Other Named Executive Officers	20%	60%	120%

For fiscal year 2007, in establishing the Incentive Plan, the Compensation Committee considered the fact that our primary corporate goal was to increase revenue in excess of the market growth rate by gaining market share, while at the same time leveraging our fixed cost structure to generate higher earnings. Our primary objective in the first half of fiscal year 2007 was to improve our cost structure by successfully implementing and executing the restructuring plan that was announced publicly early in the fiscal year. Our primary objective in the second half of the year was to leverage our improved cost structure by increasing revenue through market share gains and the successful ramping of new product programs. Consequently, for fiscal year 2007, the Compensation Committee split the Incentive Plan into two six month performance periods, with the first half performance metrics focused on achieving specified non-GAAP operating income and non-GAAP operating margin targets and a Six Sigma quality metric.

For the first half of the year, each of the non-GAAP operating income and non-GAAP operating margin metrics was given a weighting of 45%, and the remaining 10% was tied to achieving the quality metric. Because the Company exceeded each of its target performance metrics for the first half of the year, the Chief Executive Officer earned a first half incentive award equal to approximately 75% of his annual base salary and each of the other Named Executive Officers earned a first half incentive award equal to approximately 45% of his respective annual base salary. In accordance with the provisions of the Incentive Plan, cash incentive payments for the first six month performance period were capped at 80% of the award earned, with 20% of the award earned held back until the end of the fiscal year to ensure sustained financial performance. The amount held back was subsequently paid after the end of the fiscal year as the Company sustained its financial performance throughout fiscal year 2007.

For the second half of fiscal year 2007, the Committee established performance metrics based on achieving specified revenue, non-GAAP operating income, non-GAAP operating margin and non-GAAP gross margin targets and a Six Sigma quality metric.

The weighting of the different metrics for the second half of fiscal year 2007 is set forth as follows.

	Revenue	Non-GAAP Operating Income $	Non-GAAP Operating Income %	Non-GAAP Gross Margin %	Quality
President and Chief Executive Officer Vice President and Chief Financial Officer	30%	30%	30%	0%	10%
Vice President and General Manager, Linear Products	40% (based on Linear Products revenue)	30%	20%	0%	10%
Executive Vice President and General Manager, Front-End Solutions	40% (based on Front-End Solutions revenue)	30%	20%	0%	10%
Senior Vice President, Sales and Marketing	30%	30%	0%	30%	10%

In determining the weightings among the Named Executive Officers, the Compensation Committee's goal was to align the incentive compensation of each Named Executive Officer with the performance metrics such executive could most impact. For instance, the performance metrics for the Chief Executive Officer and Chief Financial Officer were designed to focus such executives on improving the Company's competitive position and achieving profitable growth overall. The performance metrics for Vice President and General Manager, Linear Products and Executive Vice President and General Manager, Front-End Solutions were designed to focus such executives on their respective business unit revenue (ramping of their respective products), and the performance metrics for the Senior Vice President, Sales and Marketing were designed to focus such executive on increasing overall corporate revenue while at the same time increasing gross margin.

In the second half of the year, the Company met or exceeded its target non-GAAP operating income, non-GAAP operating margin, non-GAAP gross margin and quality metrics, and exceeded its threshold revenue metric. Accordingly, the Chief Executive Officer earned a second half incentive award equal to approximately 50% of his annual base salary, and the other Named Executive Officers earned second half incentive awards ranging from approximately 26% to 38% of their respective annual base salaries.

For the full fiscal year, the total payments under the Incentive Plan to the Chief Executive Officer, the current Chief Financial Officer, the former Chief Financial Officer, the Executive Vice President and General Manager,

Front-End Solutions, the Vice President and General Manager, Linear Products, and Senior Vice President, Sales and Marketing were approximately 125%, 75%, 75%, 72%, 84% and 81% of their respective annual base salaries.

The target financial performance metrics established by the Compensation Committee under the Incentive Plan are based on our historical operating results and growth rates as well as our expected future results, and are designed to require significant effort and operational success on the part of our executives and the Company. The maximum financial performance metrics established by the Committee have historically been difficult to achieve and are designed to represent outstanding performance that the Committee believes should be rewarded. The Compensation Committee retains the discretion, based on the recommendation of the Chief Executive Officer, to make payments even if the threshold performance metrics are not met or to make payments in excess of the maximum level if the Company's performance exceeds the maximum metrics. The Compensation Committee believes it is appropriate to retain this discretion in order to make short term cash incentive awards in extraordinary circumstances. No such discretion was exercised under the Incentive Plan for fiscal year 2007.

Long-Term Stock-Based Compensation

The Compensation Committee makes stock-based compensation awards to executive officers on an annual basis. Stock-based compensation awards are intended to align the interests of our executive officers with stockholders, and reward them for increases in stockholder value over long periods of time (i.e., greater than one year). It is the Company's practice to make stock-based compensation awards to executive officers in November of each year at a pre-scheduled Compensation Committee meeting. For fiscal year 2007, the Compensation Committee made awards to executive officers, including certain Named Executive Officers, on November 7, 2006, at a regularly scheduled Compensation Committee meeting. Stock options awarded to executive officers at the meeting had an exercise price equal to the closing price of the Company's common stock on the meeting date.

In making stock-based compensation awards to certain executive officers for fiscal year 2007, the Compensation Committee first reviewed the Comparator Group data to determine the percentage of the outstanding number of shares that are typically used for employee compensation programs (i.e., "burn rate" and "overhang"). The Compensation Committee then set the number of Skyworks shares of common stock that would be made available for executive officer awards at approximately the median of the Comparator Group based on the business need, internal and external circumstances and ISS guidelines. The Compensation Committee then reviewed the Comparator Group by executive position to determine the allocation of the available shares among the executive officers. The Compensation Committee then attributed a long-term equity-based compensation value to each executive officer. One-half of that value was converted to a number of stock options using an estimated Black-Scholes value, and the remaining half was converted to a number of restricted stock awards based on the fair market value of the common stock. The Compensation Committee's rationale for awarding restricted shares included providing an award that would have a fixed monetary value for retention purposes, while at the same time providing an incentive to the executive management team towards the common goal of increasing stockholder value.[2]

Other Compensation and Benefits

We also provide other benefits to our executive officers that are intended to be part of a competitive overall compensation program and are not tied to any company performance criteria. Consistent with the Compensation Committee's goal of ensuring that executive compensation is perceived as fair to all stakeholders, the Company offers medical plans, dental plans, vision plans, life insurance plans and disability insurance plans to executive officers under the same terms as such benefits are offered to all other employees. Additionally, executive officers are permitted to participate in the Company's 401(k) Savings and Investment Plan and Employee Stock Purchase Plan under the same terms as all other employees. The Company does not provide executive officers with any enhanced retirement benefits (i.e., executive officers are subject to the same limits on contributions as other employees, as we do not offer any SERP or other similar non-qualified deferred compensation plan), and they are eligible for 401(k) company-match contributions under the same terms as other employees.

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[2] The restricted stock granted in November 2006 contained both performance and service vesting conditions as described in footnote 2 of the "Grant of Plan-Based Awards Table" below.

Although certain Named Executive Officers were historically provided an opportunity to participate in the Company's Executive Compensation Plan (the "Executive Compensation Plan") — an unfunded, non-qualified deferred compensation plan, under which participants were allowed to defer a portion of their compensation — as a result of deferred compensation legislation under Section 409A of the IRC, effective December 31, 2005, the Company no longer permits employees to make contributions to the plan. Although the Company had discretion to make additional contributions to the accounts of participants while the Executive Compensation Plan was active, it never did so.

Severance and Change of Control Benefits

None of our executive officers, including the Named Executive Officers, has an employment agreement that provides a specific term of employment with the Company. Accordingly, the employment of any such employee may be terminated at any time. We do provide certain benefits to our Named Executive Officers upon certain qualifying terminations and in connection with terminations under certain circumstances following a change of control. A description of the material terms of our severance and change of control arrangements with the Named Executive Officers can be found under the "Potential Payments Upon Termination or Change of Control — Severance/Change of Control Agreements" section of the Proxy Statement.

The Company believes that severance protections can play a valuable role in recruiting and retaining superior talent. Severance and other termination benefits are an effective way to offer executives financial security to incent them to forego an opportunity with another company. These agreements also protect the Company as the Named Executive Officers are bound by restrictive non-compete and non-solicit covenants for two years after termination of employment. Outside of the change in control context, severance benefits are payable to the Named Executive Officers if their employment is involuntarily terminated by the Company without cause, or if a Named Executive Officer terminates his own employment for a good reason (as defined in the agreement). In addition, provided he forfeits certain equity awards and agrees to serve on the Company's Board of Directors for a minimum of two (2) years, the Chief Executive Officer is entitled to certain severance benefits upon termination of his employment for any reason on or after January 1, 2010. The Compensation Committee believes that this provision facilitates his retention with the Company. The level of each Named Executive Officer's severance or other termination benefits is generally tied to his respective annual base salary and targeted short term cash incentive opportunity (or past short term cash incentive earned).

Additionally, the Named Executive Officers would receive enhanced severance and other benefits if their employment terminated under certain circumstances in connection with a change in control of the Company which benefits are described in detail under the "Potential Payments Upon Termination or Change of Control — Severance/Change of Control Agreements" section of the Proxy Statement below. The Named Executive Officers are also entitled to receive a tax gross-up payment (with a $500,000 cap for Named Executive Officers other than the Chief Executive Officer) if they become subject to the 20% golden parachute excise tax imposed by Section 280G of the IRC, as the Company believes that the executives should be able to receive their contractual rights to severance without being subject to punitive excise taxes. The Company further believes these enhanced severance benefits are appropriate because the occurrence, or potential occurrence, of a change in control transaction would likely create uncertainty regarding the continued employment of each Named Executive Officer, and these enhanced severance protections encourage the Named Executive Officers to remain employed with the Company through the change in control process and to focus on enhancing stockholder value both before and during the change in control process.

Lastly, each Named Executive Officer's outstanding unvested stock options and restricted stock awards fully vest upon the occurrence of a change in control. The Company believes this accelerated vesting is appropriate given the importance of long-term equity awards in our executive compensation program and the uncertainty regarding the continued employment of Named Executive Officers that typically occurs in a change in control context. The Company's view is that this vesting protection helps assure the Named Executive Officers that they will not lose the expected value of their options and restricted stock awards because of a change in control of the Company.

Compensation Tables for Named Executive Officers

Summary Compensation Table

The following table summarizes certain compensation earned by, or awarded or paid to, our Named Executive Officers for fiscal year 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
David J. Aldrich . . . . President and Chief Executive Officer	2007	$552,000	$0	$837,318	$719,233	$691,276	$11,838	$2,811,666
Allan M. Kline(1) . . . . Former Vice President and Chief Financial Officer	2007	$345,000	$0	$100,851	$567,613	$259,229	$12,564	$1,285,257
Gregory L. Waters. . . . . Executive Vice President and General Manager, Front-End Solutions	2007	$353,000	$0	$240,198	$325,824	$252,715	$ 9,810	$1,181,547
Stanley A. Swearingen, Jr. . . Vice President and General Manager, Linear Products	2007	$293,384	$0	$153,520	$462,410	$245,818	$ 7,617	$1,162,749
Liam K. Griffin. . . . . Senior Vice President, Sales and Marketing	2007	$318,000	$0	$201,410	$189,483	$256,603	$94,030	$1,059,526
Donald W. Palette(2) . . . . . . Vice President and Chief Financial Officer	2007	$ 34,615	$0	$ 5,005	$ 18,507	$ 56,354	$ 340	$ 114,821

(1) Mr. Kline resigned his position as an executive officer of the Company on August 20, 2007, and he remained as a non-executive employee until November 20, 2007. Amounts included reflect compensation earned or otherwise awarded to Mr. Kline through the end of fiscal 2007.

(2) Mr. Palette was hired as Chief Financial Officer effective August 20, 2007 at an annual salary of $300,000. In addition, he was guaranteed a short-term cash incentive payment for fiscal year 2007 equal to 25% of the incentive payout he would have received under the Incentive Plan had he been employed for the entire fiscal year.

(3) The aggregate dollar amount of the expense recognized in fiscal 2007 for outstanding stock and options was determined in accordance with the provisions of FAS 123(R), but without regard to any estimated forfeitures related to service-based vesting provisions. For a description of the assumptions used in calculating the fair value of equity awards under FAS 123(R), see Note 9 of the Company's financial statements in the Annual Report for the year ended September 28, 2007.

(4) Reflects amounts paid to the Named Executive Officers pursuant to the Incentive Plan

(5) "All Other Compensation" includes the Company's contributions to each Named Executive Officer's 401(k) plan account and the cost of group term life insurance premiums. Mr. Griffin's amount includes subsidized mortgage and miscellaneous relocation expenses of $82,709.

Grants of Plan-Based Awards Table

The following table summarizes all grants of plan-based awards made to the Named Executive Officers in fiscal year 2007, including cash incentive awards payable under our Fiscal Year 2007 Executive Incentive Plan.

Name	Grant Date	Approval Date	Possible Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($ / Sh)	Closing Price on Grant Date ($ / Sh)	Grant Date Fair Value of Stock and Option Awards
David J. Aldrich President and Chief Executive Officer	11/7/2006	11/7/2006	$165,600	$552,000	$1,104,000	150,000	250,000	$6.73	$6.73	$1,715,182
Allan M. Kline Former Vice President and Chief Financial Officer	N/A	N/A	$ 69,000	$207,000	$ 414,000	0	0	N/A	N/A	N/A
Gregory L. Waters Executive Vice President and General Manager, Front-End Solutions	11/7/2006	11/7/2006	$ 70,600	$211,800	$ 423,600	37,500	75,000	$6.73	$6.73	$ 466,603
Stanley A. Swearingen, Jr. Vice President and General Manager, Linear Products	11/7/2006	11/7/2006	$ 59,000	$177,000	$ 354,000	32,500	65,000	$6.73	$6.73	$ 404,390
Liam K. Griffin Senior Vice President, Sales and Marketing	11/7/2006	11/7/2006	$ 63,600	$190,800	$ 381,600	37,500	75,000	$6.73	$6.73	$ 466,603
Donald W. Palette Vice President and Chief Financial Officer(4)	8/20/2007	8/20/2007	$ 15,000	$ 45,000	$ 90,000	25,000	200,000	$7.50	$7.50	$ 845,171

(1) Actual performance between the Threshold and Target metrics are paid on a linear sliding scale beginning at the Threshold percentage and moving up to the Target percentage. The same linear scale applies for performance between Target and Maximum metrics. The amounts actually paid to the Named Executive Officers under the Incentive Plan are shown above in the Summary Compensation Table under Non-Equity Incentive Plan Compensation.

(2) Other than Mr. Palette's August 20, 2007 restricted stock grant, which was a new hire grant that vests 25% per year over four years, the other Named Executive Officers were granted shares of restricted stock on November 7, 2006 with performance and service vesting conditions. The performance condition allows for accelerated vesting of the award as of the first anniversary, second anniversary and, if not previously accelerated, the third anniversary of the grant date. Specifically, if the Company's stock performance meets or exceeds the 60th percentile of its selected peer group for the years ended on each of the first three anniversaries of the grant date, then one-third of the award vests upon each anniversary (up to 100%). If the restricted stock recipient meets the service condition but not the performance condition in years one, two, three and four, the restricted stock would vest in three equal installments on the second, third and fourth anniversaries of the grant date. The Company calculated a derived service period of approximately three years using a Monte-Carlo simulation to simulate a range of possible future stock prices for the Company and the members of the Company's selected peer group. In November 2007, the first one-third of the restricted stock vested as the Company's stock performance exceeded the 60th percentile of the peer group.

(3) The options vest over four years at a rate of 25% per year commencing one year after the date of grant, provided the holder of the option remains employed by the Company. Options may not be exercised beyond three months after the holder ceases to be employed by the Company, except in the event of termination by reason of death or permanent disability, in which event the option may be exercised for specific periods not exceeding one year following termination.

(4) Mr. Palette was hired as Chief Financial Officer effective August 20, 2007. He was guaranteed a short-term cash incentive payment for fiscal year 2007 equal to 25% of the incentive payout he would have received under the Incentive Plan had he been employed for the entire fiscal year. Mr. Palette's option and stock awards vest as to 25% per year over four years.

Outstanding Equity Awards at Fiscal Year End Table

The following table summarizes the unvested stock awards and all stock options held by the Named Executive Officers as of September 28, 2007.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David J. Aldrich	30,000	0	0	$ 3.792	9/14/08	262,686(2)	$2,374,681	0	$0
President and Chief	67,000	0	0	$16.359	4/27/09				
Executive Officer	13,000	0	0	$16.359	4/27/09				
	40,000	0	0	$27.282	9/13/09				
	75,000	0	0	$44.688	4/26/10				
	75,000	0	0	$28.938	10/6/10				
	160,000	0	0	$13.563	4/4/11				
	175,000	0	0	$12.650	4/25/12				
	300,000	0	0	$ 4.990	6/26/12				
	500,000	0	0	$ 9.180	1/7/14				
	137,128	137,126(3)	0	$ 8.930	11/10/14				
	62,500	187,500(4)	0	$ 4.990	11/8/12				
	0	250,000(5)	0	$ 6.730	11/7/13				
Allan M. Kline.	210,000	70,000(6)	0	$ 9.000	1/2/14	23,867(2)	$ 215,758	0	$0
Former Vice President	32,266	32,264(3)	0	$ 8.930	11/10/14				
and Chief Financial Officer(10)	15,000	45,000(4)	0	$ 4.990	11/8/12				
Gregory L. Waters.	225,000	0	0	$ 5.320	4/17/13	71,367(2)	$ 645,158	0	$0
Executive Vice President	100,000	0	0	$ 9.180	1/7/14				
and General Manager,	32,266	32,264(3)	0	$ 8.930	11/10/14				
Front-End Solutions	25,000	75,000(4)	0	$ 4.990	11/8/12				
	0	75,000(5)	0	$ 6.730	11/7/13				
Stanley A. Swearingen, Jr. . . .	187,500	62,500(7)	0	$ 7.550	8/9/14	47,500(2)	$ 429,400	0	$0
Vice President and	15,000	15,000(3)	0	$ 8.930	11/10/14				
General Manager,	15,000	45,000(4)	0	$ 4.990	11/8/12				
Linear Products	0	65,000(5)	0	$ 6.730	11/7/13				
Liam K. Griffin	100,000	0	0	$24.780	9/7/11	63,867(2)	$ 577,358	0	$0
Senior Vice President,	50,000	0	0	$12.650	4/25/12				
Sales and Marketing	50,000	0	0	$ 4.990	6/26/12				
	110,000	0	0	$ 9.180	1/7/14				
	32,266	32,264(3)	0	$ 8.930	11/10/14				
	17,500	52,500(4)	0	$ 4.990	11/8/12				
	0	75,000(5)	0	$ 6.730	11/7/13				
Donald W. Palette	0	200,000(8)	0	$ 7.50	8/20/14	25,000(9)	$ 226,000	0	$0
Vice President and Chief Financial Officer									

(1) Assumes a price of $9.04 per share, the fair market value on September 28, 2007.

(2) Other than Mr. Palette's restricted stock grant, which was awarded August 20, 2007 as part of a new hire grant package and vests 25% per year over 4 years, unvested restricted shares are comprised of 100% of the November 7, 2006 grant, 50% of November 8, 2005 grant and 50% of May 10, 2005 grant. Fifty-percent (50%) of the November 8, 2005 grant vested in November 2006 as a result of a performance accelerator

triggered as the Company exceeded the 60th percentile of it peers on the basis of stock performance. The May 10, 2005 grant vests 25% per year over 4 years.

The restricted stock award granted on November 7, 2006 has both performance and service based vesting conditions. The performance condition allows for accelerated vesting of the award as of the first anniversary, second anniversary and, if not previously accelerated, the third anniversary of the grant date. Specifically, if the Company's stock performance meets or exceeds the 60th percentile of its selected peer group for the years ended on each of the first three anniversaries of the grant date, then one-third of the award vests upon each anniversary (up to 100%). If the restricted stock recipient meets the service condition but not the performance condition in years one, two, three and four, the restricted stock would vest in three equal installments on the second, third and fourth anniversaries of the grant date. In November 2007, the first one-third of the restricted stock vested since the Company's stock performance exceeded the 60th percentile of the peer group.

(3) These options were granted on November 10, 2004 and vest at a rate of 25% per year until fully vested on November 10, 2008.

(4) These options were granted on November 8, 2005 and vest at a rate of 25% per year until fully vested on November 8, 2009.

(5) These options were granted on November 7, 2006 and vest at a rate of 25% per year until fully vested on November 7, 2010.

(6) These options were granted on January 2, 2004 and vest at a rate of 25% per year until fully vested on January 2, 2008.

(7) These options were granted on August 9, 2004 and vest at a rate of 25% per year until fully vested on August 9, 2008.

(8) These options were granted on August 20, 2007 and vest at a rate of 25% per year until fully vested on August 20, 2011.

(9) The unvested shares consist of a restricted stock award granted on August 20, 2007 that vests 25% a year for four years.

(10) As Mr. Kline's employment terminated on November 20, 2007, there has been no further vesting of his options since that date.

Option Exercises and Stock Vested Table

The following table summarizes the Named Executive Officers' option exercises and stock award vesting during fiscal year 2007.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
David J. Aldrich President and Chief Executive Officer	0	$0	93,843	$635,897
Allan M. Kline Former Vice President and Chief Financial Officer	0	$0	19,434	$131,811
Gregory L. Waters Executive Vice President and General Manager, Front-End Solutions	0	$0	29,434	$199,111
Stanley A. Swearingen, Jr. Vice President and General Manager, Linear Products	0	$0	15,000	$100,950
Liam K. Griffin Senior Vice President, Sales and Marketing	0	$0	21,934	$148,636
Donald W. Palette Vice President and Chief Financial Officer	0	$0	0	$ 0

(1) Includes restricted stock that vested on November 8, 2006 for Mr. Aldrich (75,000), Mr. Kline (15,000), Mr. Griffin (17,500), Mr. Waters (25,000) and Mr. Swearingen (15,000) and restricted stock that vested on May 10, 2007 for Mr. Aldrich (18,843), Mr. Kline (4,434), Mr. Griffin (4,434) and Mr. Waters (4,434).

(2) Represents the aggregate fair market value of the stock awards on the applicable vesting dates.

Nonqualified Deferred Compensation Table

In prior fiscal years, certain executive officers were provided an opportunity to participate in the Company's Executive Compensation Plan, an unfunded, non-qualified deferred compensation plan, under which participants were allowed to defer a portion of their compensation, as a result of deferred compensation legislation under Section 409A of the IRC. Effective December 31, 2005, the Company no longer permits employees to make contributions to the Executive Compensation Plan. Mr. Aldrich is the only Named Executive Officer that participated in the Executive Compensation Plan. Mr. Aldrich's contributions are credited with earnings/losses based upon the performance of the investments he selects. Upon retirement, as defined, or other separation from service, or, if so elected, upon any earlier change in control of the Company, a participant is entitled to a payment of his or her vested account balance, either in a single lump sum or in annual installments, as elected in advance by the participant. Although the Company had discretion to make additional contributions to the accounts of participants while it was active, it never made any company contributions.

The following table summarizes the aggregate earnings in the fiscal year 2007 for Mr. Aldrich under the Executive Compensation Plan.

Name	Executive Contributions in Last Fisca Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(1)
David J. Aldrich, President and CEO	$0	$0	$139,581	$0	$864,447

(1) Balance as of September 28, 2007. This amount is comprised of Mr. Aldrich's individual contributions and the return generated from the investment of those contributions.

Potential Payments Upon Termination or Change of Control

Chief Executive Officer

In January 2008, the Company entered into an amended and restated Change of Control / Severance Agreement with Mr. David J. Aldrich (the "Aldrich Agreement"), the Company's Chief Executive Officer. The Aldrich Agreement sets out severance benefits that become payable if, within two (2) years after a change of control, Mr. Aldrich either (i) is involuntarily terminated without cause or (ii) voluntarily terminates his employment. The severance benefits provided to Mr. Aldrich in such circumstances will consist of the following: (i) a payment equal to two and one-half (2½) times the sum of (A) his annual base salary immediately prior to the change of control and (B) his annual short term cash incentive award (calculated as the greater of (x) the average short term cash incentive awards received for the three years prior to the year in which the change of control occurs or (y) the target annual short cash incentive award for the year in which the change of control occurs); (ii) all then outstanding stock options will remain exercisable for a period of thirty (30) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) continued medical benefits for a period of eighteen (18) months after the termination date. The foregoing payments are subject to a gross-up payment for any applicable excise taxes incurred under Section 4999 of the IRC. Additionally, in the event of a change of control, Mr. Aldrich's Agreement provides for full acceleration of the vesting of all then outstanding stock options and restricted stock awards and partial acceleration of any outstanding performance share awards.

The Aldrich Agreement also sets out severance benefits outside of a change of control that become payable if, while employed by the Company, Mr. Aldrich either (i) is involuntarily terminated without cause or (ii) terminates his employment for good reason. The severance benefits provided to Mr. Aldrich under either of these circumstances will consist of the following: (i) a payment equal to two (2) times the sum of (A) his annual base salary immediately prior to such termination and (B) his annual short term cash incentive award (calculated as the greater of (x) the average short term cash incentive awards received for the three years prior to the year in which the termination occurs or (y) the target annual short cash incentive award for the year in which the termination occurs); and (ii) full acceleration of the vesting of all outstanding stock options and restricted stock awards, with such stock options to remain exercisable for a period of two (2) years after the termination date (but not beyond the expiration of their respective maximum terms), and, with respect to any performance share awards outstanding, shares subject to such award will be deemed earned to the extent any such shares would have been earned pursuant to the terms of such award as of the day prior to the date of such termination (without regard to any continued service requirement) (collectively, "Severance Benefits"). In the event of Mr. Aldrich's death or disability, all outstanding stock options will vest in full and remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms).

In addition, the Aldrich Agreement provides that if Mr. Aldrich voluntarily terminates his employment after January 1, 2010, subject to certain notice requirements and his availability to continue to serve on the Board of Directors of the Company and as chairman of a committee thereof for up to two (2) years, he shall be entitled to the Severance Benefits; provided however, that all Company stock options, stock appreciation rights, restricted stock, and any other equity-based awards, which were both (a) granted to him in the eighteen (18) month period prior to such termination and (b) scheduled to vest more than two (2) years from the date of such termination, will be forfeited.

The Aldrich Agreement is intended to be compliant with Section 409A of the IRC and has a three (3) year term. Additionally, the Aldrich Agreement requires Mr. Aldrich to sign a release of claims in favor of the Company before he is eligible to receive any benefits under the agreement, and contains non-compete and non-solicitation provisions applicable to him while he is employed by the Company and for a period of twenty-four (24) months following the termination of his employment.

Other Named Executive Officers

In January 2008, the Company entered into new Change of Control / Severance Agreements with each of Liam K. Griffin, Donald W. Palette, Stanley A. Swearingen and Gregory L. Waters (the "COC Agreement"). Each COC Agreement sets out severance benefits that become payable if, within twelve (12) months after a change of control, the executive either (i) is involuntarily terminated without cause or (ii) terminates his employment for good reason. The severance benefits provided to the executive in such circumstances will consist of the following: (i) a payment equal to two (2) times the sum of (A) his annual base salary immediately prior to the change of control and (B) his annual short term cash incentive award (calculated as the greater of (x) the average short term cash incentive awards received for the three years prior to the year in which the change of control occurs or (y) the target annual short cash incentive award for the year in which the change of control occurs); (ii) all then outstanding stock options will remain exercisable for a period of eighteen (18) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) continued medical benefits for eighteen (18) months after the termination date. The foregoing payments are subject to a gross-up payment limited to a maximum of $500,000 for any applicable excise taxes incurred under Section 4999 of the IRC. Additionally, in the event of a change of control, each COC Agreement provides for full acceleration of the vesting of all then outstanding stock options and restricted stock awards and partial acceleration of any outstanding performance share awards.

Each COC Agreement also sets out severance benefits outside a change of control that become payable if, while employed by the Company, the executive is involuntarily terminated without cause. The severance benefits provided to the executive under such circumstance will consist of the following: (i) a payment equal to the sum of (x) his annual base salary and (y) any short term cash incentive award then due; and (ii) all then vested outstanding stock options will remain exercisable for a period of twelve (12) months after the termination date (but not beyond the expiration of their respective maximum terms). In the event the executive's death or disability, all outstanding stock options will vest and remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms).

Each COC Agreement is intended to be compliant with Section 409A of the IRC and has an initial two (2) year term, which is thereafter renewable on an annual basis for up to five (5) additional years upon mutual agreement of the Company and the executive. Additionally, each COC Agreement requires that the executive sign a release of claims in favor of the Company before he is eligible to receive any benefits under the agreement, and contains non-compete and non-solicitation provisions applicable to the executive while he is employed by the Company and for a period of twenty-four (24) months following the termination of his employment.

The terms "change in control," "cause," and "good reason" are each defined in the above-referenced agreements. Change in control means, in summary: (i) the acquisition by a person or a group of 40% or more of the outstanding stock of Skyworks; (ii) a change, without Board of Directors approval, of a majority of the Board of Directors of Skyworks; (iii) the acquisition of Skyworks by means of a reorganization, merger, consolidation or asset sale; or (iv) the approval of a liquidation or dissolution of Skyworks. Cause means, in summary: (i) deliberate dishonesty that is significantly detrimental to the best interests of Skyworks; (ii) conduct constituting an act of moral turpitude; (iii) willful disloyalty or insubordination; or (iv) incompetent performance or substantial or continuing inattention to or neglect of duties. Good reason means, in summary: a material diminution in (i) base compensation or (ii) authority, duties or responsibility, (iii) a material change in office location, or (iv) any action or inaction constituting a material breach by Skyworks of the terms of the agreement.

The following table summarizes payments and benefits that would be made to the Named Executive Officers under their current change of control/severance agreements with the Company in the following circumstances as of September 28, 2007:

- termination without cause or for good reason in the absence of a change of control;
- termination without cause of for good reason after a change of control;
- after a change of control not involving a termination of employment for good reason or for cause; and
- in the event of termination of employment because of death or disability.

The following table does not reflect any equity awards made after September 28, 2007.

Name	Benefit	Before Change in Control Termination w/o Cause or for Good Reason (2)	After Change in Control Termination w/o Cause or for Good Reason (2)	Change in Control (2)	Death (2)	Disability (2)
David J. Aldrich	Salary and Short-Term Cash Incentive(5)	$2,208,000	$2,760,000	$ 0	$ 0	$ 0
President and Chief	Accelerated Options	$1,351,959	$1,351,959	$1,351,959	$1,351,959	$1,351,959
Executive Officer(3)	Accelerated Restricted Stock	$2,374,681	$2,374,681	$2,374,681	$ 0	$ 0
	Medical	$ 0	$ 18,684	$ 0	$ 0	$ 0
	Excise Tax Gross-Up(4)	$ 0	$1,559,204	$ 0	$ 0	$ 0
	TOTAL	**$5,934,640**	**$8,064,528**	**$3,726,640**	**$1,351,959**	**$1,351,959**
Allan M. Kline (1)	Salary and Short-Term Cash Incentive(5)	$ 345,000	$ 0	$ 0	$ 0	$ 0
Former Vice President	Accelerated Options	$ 0	$ 0	$ 0	$ 0	$ 0
and Chief Financial Officer	Accelerated Restricted Stock	$ 0	$ 0	$ 0	$ 0	$ 0
	Medical	$ 14,047	$ 0	$ 0	$ 0	$ 0
	Excise Tax Gross-Up(4)	$ 0	$ 0	$ 0	$ 0	$ 0
	TOTAL	**$ 359,047**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Gregory L. Waters.	Salary and Short-Term Cash Incentive(5)	$ 564,800	$1,129,600	$ 0	$ 0	$ 0
Executive Vice President	Accelerated Options	$ 0	$ 480,549	$ 480,549	$ 480,549	$ 480,549
and General Manager,	Accelerated Restricted Stock	$ 0	$ 645,158	$ 645,158	$ 0	$ 0
Front-End Solutions	Medical	$ 0	$ 21,071			
	Excise Tax Gross-Up(4)	$ 0	$ 500,000	$ 0	$ 0	$ 0
	TOTAL	**$ 564,800**	**$2,776,378**	**$1,125,707**	**$ 480,549**	**$ 480,549**
Stanley A. Swearingen, Jr.. . . .	Salary and Short-Term Cash Incentive(5)	$ 472,000	$ 944,000	$ 0	$ 0	$ 0
Vice President and	Accelerated Options	$ 0	$ 520,300	$ 520,300	$ 520,300	$ 520,300
General Manager,	Accelerated Restricted Stock	$ 0	$ 429,400	$ 429,400	$ 0	$ 0
Linear Products	Medical	$ 0	$ 22,863	$ 0	$ 0	$ 0
	Excise Tax Gross-Up(4)	$ 0	$ 442,640	$ 0	$ 0	$ 0
	TOTAL	**$ 472,000**	**$2,359,203**	**$ 949,700**	**$ 520,300**	**$ 520,300**
Liam K. Griffin	Salary and Short-Term Cash Incentive(5)	$ 508,800	$1,017,600	$ 0	$ 0	$ 0
Senior Vice President	Accelerated Options	$ 0	$ 389,424	$ 389,424	$ 389,424	$ 389,424
Sales and Marketing	Accelerated Restricted Stock	$ 0	$ 577,358	$ 577,358	$ 0	$ 0
	Medical	$ 0	$ 21,071	$ 0	$ 0	$ 0
	Excise Tax Gross-Up(4)	$ 0	$ 450,539	$ 0	$ 0	$ 0
	TOTAL	**$ 508,800**	**$2,455,992**	**$ 966,782**	**$ 389,424**	**$ 389,424**
Donald W. Palette	Salary and Short-Term Cash Incentive(5)	$ 480,000	$ 960,000	$ 0	$ 0	$ 0
Vice President and	Accelerated Options	$ 0	$ 308,000	$ 308,000	$ 308,000	$ 308,000
Chief Financial Officer	Accelerated Restricted Stock	$ 0	$ 226,000	$ 226,000	$ 0	$ 0
	Medical	$ 0	$ 21,071	$ 0	$ 0	$ 0
	Excise Tax Gross-Up(4)	$ 0	$ 500,000	$ 0	$ 0	$ 0
	TOTAL	**$ 480,000**	**$2,015,071**	**$ 534,000**	**$ 308,000**	**$ 308,000**

(1) Upon Mr. Kline's termination from the Company on November 20, 2007, he received such payments and benefits pursuant to his Severance Agreement.

(2) Assumes a price of $9.04 per share, based on the closing sale price of the Company's common stock on the NASDAQ Global Select Market on September 28, 2007. Excludes Mr. Aldrich's contributions to deferred compensation plan as there have been no employer contributions.

(3) Good reason in change in control circumstances for Mr. Aldrich includes voluntarily terminating employment.

(4) Other than Mr. Aldrich, other NEOs excise tax gross-up capped at $500,000.

(5) Assumes a short-term cash incentive payment at target level, and does not include accrued PTO paid upon termination as required by law.

Director Compensation

Until May 2007, Directors who were not employees of the Company were paid, in quarterly installments, an annual retainer of $30,000, plus an additional $1,000 for each Board of Directors meeting attended in person or $500 for each Board of Directors meeting attended by telephone. The Chairman of the Board of Directors was paid an annual retainer of $45,000. Additional annual retainers were paid to the Chairman of the Audit Committee ($9,000); the Chairman of the Compensation Committee ($6,000); and the Chairman of the Nominating and Governance Committee ($2,500). In addition, Directors who served on Committees in roles other than as Chairman were annually paid $3,000 (Audit Committee); $2,000 (Compensation Committee); and $1,250 (Nominating and Corporate Governance Committee). In addition, each new non-employee director received an option to purchase 45,000 shares of common stock immediately following the earlier of the annual meeting of stockholders at which the director is first elected by the stockholders or following his initial appointment by the Board of Directors. Additionally, following each annual meeting of stockholders each non-employee director who was continuing in office or re-elected received an option to purchase 15,000 shares of common stock. The exercise price of stock options granted to directors is equal to the fair market value of the common stock on the date of grant. Stock option grants to directors in fiscal year 2007 were made under the 2001 Directors' Stock Option Plan. All options under the 2001 Directors' Stock Option Plan are non-qualified options, with a maximum ten (10) year term, that become exercisable in four (4) equal increments over a period of four (4) years from the date of grant. In the event of a change of control of the Company, all options under the 2001 Directors' Stock Option Plan become fully exercisable.

Beginning in May 2007, Directors who are not employees of the Company are paid, in quarterly installments, an annual retainer of $50,000. Additional annual retainers are paid, in quarterly installments, to the Chairman of the Board ($17,500); the Chairman of the Audit Committee ($15,000); the Chairman of the Compensation Committee ($10,000); and the Chairman of the Nominating and Governance Committee ($5,000). Additional annual retainers are also paid, in quarterly installments, to directors who serve on committees in roles other than as Chairman as follows: Audit Committee ($5,000); Compensation Committee ($3,000); and Nominating and Corporate Governance Committee ($2,000). In addition, the Compensation Committee retains discretion to recommend to the full Board of Directors that additional cash payments be made to a non-employee director(s) for extraordinary service during a fiscal year.

In addition, if the 2008 Director Long-Term Incentive Plan is approved by the stockholders (see Proposal 2 of this Proxy Statement), the stock-based compensation for non-employee directors will be as follows beginning at the conclusion of the 2008 Annual Meeting: Each non-employee director when first elected to serve as a director shall automatically be granted a nonqualified stock option to purchase 25,000 shares of common stock, at an exercise price equal to the fair market value of the common stock on the date of grant, and a restricted stock award for 12,500 shares of common stock. In addition, following each annual meeting of stockholders each non-employee director who was continuing in office or re-elected shall receive a restricted stock award for 12,500 shares. Unless otherwise determined by the Board of Directors, the foregoing nonqualified stock options will vest in four (4) equal annual installments and the foregoing restricted stock awards will vest in three (3) equal annual installments. In the event of a change of control of the Company, all options under the 2008 Director Long-Term Incentive Plan become fully exercisable. If the 2008 Plan is approved by the stockholders at the Annual Meeting, there will be no future grants made under the 2001 Directors' Stock Option Plan.

No director who is also an employee receives separate compensation for services rendered as a director. David J. Aldrich is currently the only director who is also an employee of the Company.

Director Compensation Table

The following table summarizes the compensation paid to the Company's non-employee directors for fiscal year 2007.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)
Dwight W. Decker, Chairman	$60,750	$ 72,106	$132,856
Timothy R. Furey	$53,125	$ 72,106	$125,231
David J. McLachlan	$58,125	$ 72,106	$130,231
Kevin L. Beebe	$53,250	$152,910	$206,160
David P. McGlade	$51,625	$ 82,240	$133,865
Robert A. Schriesheim	$50,000	$ 52,788	$102,788
Balakrishnan S. Iyer	$46,750	$ 72,106	$118,856
Moiz M. Beguwala	$42,000	$ 72,106	$114,106
Thomas C. Leonard	$43,000	$ 72,106	$115,106

(1) Represents the dollar amount recognized for financial statement reporting purposes for the year ended September 28, 2007 in accordance with FAS 123(R) and, accordingly, includes amounts from options granted prior to 2007. For a description of the assumptions used in calculating the fair value of equity awards under FAS 123(R), see Note 9 of the Company's financial statements in its Annual Report for the year ended September 28, 2007. The non-employee members of our board of directors who held such position on September 28, 2007 held the following aggregate number of unexercised options as of such date:

Name	Number of Securities Underlying Unexercised Options
Dwight W. Decker, Chairman	1,110,899
Timothy R. Furey	225,000
David J. McLachlan	180,000
Kevin L. Beebe	105,000
David P. McGlade	90,000
Robert A. Schriesheim	60,000
Balakrishnan S. Iyer	493,705
Moiz M. Beguwala	404,744
Thomas C. Leonard	150,000

(2) The following table presents the fair value of each grant of stock options in 2007 to non-employee members of our board of directors, computed in accordance with FAS 123(R):

Name	Grant Date	Number of Securities Underlying Options	Exercise Price of Option Awards	Grant Date Fair Value of Options
Dwight W. Decker, Chairman	3/29/07	15,000	$5.67	$42,744
Timothy R. Furey	3/29/07	15,000	$5.67	$42,744
David J. McLachlan	3/29/07	15,000	$5.67	$42,744
Kevin L. Beebe	3/29/07	15,000	$5.67	$42,744
David P. McGlade	3/29/07	15,000	$5.67	$42,744
Robert A. Schriesheim	3/29/07	15,000	$5.67	$42,744
Balakrishnan S. Iyer	3/29/07	15,000	$5.67	$42,744
Moiz M. Beguwala	3/29/07	15,000	$5.67	$42,744
Thomas C. Leonard	3/29/07	15,000	$5.67	$42,744

Equity Compensation Plan Information

The Company currently maintains nine (9) stock-based compensation plans under which our securities are authorized for issuance to our employees and/or directors:

- the 1994 Non-Qualified Stock Option Plan
- the 1996 Long-Term Incentive Plan
- the Directors' 1997 Non-Qualified Stock Option Plan
- the 1999 Employee Long-Term Incentive Plan
- the Directors' 2001 Stock Option Plan
- the Non-Qualified Employee Stock Purchase Plan
- the 2002 Employee Stock Purchase Plan
- the Washington Sub, Inc. 2002 Stock Option Plan and
- the 2005 Long-Term Incentive Plan.

Except for the 1999 Employee Long-Term Incentive Plan, the Washington Sub, Inc. 2002 Stock Option Plan and the Non-Qualified Employee Stock Purchase Plan, each of the foregoing stock-based compensation plans was approved by our stockholders.

A description of the material features of each such plan is provided below under the headings "1999 Employee Long-Term Incentive Plan," "Washington Sub, Inc. 2002 Stock Option Plan" and "Non-Qualified Employee Stock Purchase Plan."

The following table presents information about these plans as of September 28, 2007.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Stock-Based Compensation Plans (Excluding Securities Reflected in Column (a)
	(a)	(b)	(c)
Stock-based compensation plans approved by security holders	5,949,602(1)	$ 9.61	10,564,629(3)
Stock-based compensation plans not approved by security holders	21,918,304	$12.60	3,189,088(4)
Total	27,867,906(2)	$11.96	13,753,717

(1) Excludes 1,220,432 unvested restricted shares and 212,812 unvested shares under performance shares awards.

(2) Includes 6,422,992 options held by non-employees (excluding directors).

(3) No further grants will be made under the 1994 Non-Qualified Stock Option Plan and the Directors' 1997 Non-Qualified Stock Option Plan.

(4) No further grants may be made under the Washington Sub Inc. 2002 Stock Option Plan.

1999 Employee Long-Term Incentive Plan

The Company's 1999 Employee Long-term Incentive Plan (the "1999 Employee Plan") provides for the grant of non-qualified stock options to purchase shares of the Company's common stock to employees, other than officers and non-employee directors. The term of these options may not exceed 10 years. The 1999 Employee Plan contains provisions, which permit restrictions on vesting or transferability, as well as continued exercisability upon a participant's termination of employment with the Company, of options granted thereunder. The 1999 Employee Plan provides for full acceleration of the vesting of options granted thereunder upon a "change in control" of the Company, as defined in the 1999 Employee Plan. The Board of Directors generally may amend, suspend or terminate the 1999 Employee Plan in whole or in part at any time; provided that any amendment which affects outstanding options be consented to by the holder of the options.

Washington Sub, Inc. 2002 Stock Option Plan

The Washington Sub, Inc. 2002 Stock Option Plan (the "Washington Sub Plan") became effective on June 25, 2002, in connection with the Merger. At the time of the spin-off of Conexant's wireless business, outstanding Conexant options granted pursuant to certain Conexant stock-based compensation plans were converted so that following the spin-off and Merger each holder of those certain Conexant options held (i) options to purchase shares of Conexant common stock and (ii) options to purchase shares of Skyworks common stock. The purpose of the Washington Sub Plan is to provide a means for the Company to perform its obligations with respect to these converted stock options. The only participants in the Washington Sub Plan are those persons who, at the time of the Merger, held outstanding options granted pursuant to certain Conexant stock option plans. No further options to purchase shares of Skyworks common stock will be granted under the Washington Sub Plan. The Washington Sub Plan contains a number of sub-plans, which contain terms and conditions that are applicable to certain portions of the options subject to the Washington Sub Plan, depending upon the Conexant stock option plan from which the Skyworks options granted under the Washington Sub Plan were derived. The outstanding options under the Washington Sub Plan generally have the same terms and conditions as the original Conexant options from which they are derived. Most of the sub-plans of the Washington Sub Plan contain provisions related to the effect of a participant's termination of employment with the Company, if any, and/or with Conexant on options granted pursuant to such sub-plan. Several of the sub-plans under the Washington Sub Plan contain specific provisions related to a change in control of the Company.

Non-Qualified ESPP

The Company also maintains a Non-Qualified Employee Stock Purchase Plan to provide employees of the Company and participating subsidiaries with an opportunity to acquire a proprietary interest in the Company through the purchase, by means of payroll deductions, of shares of the Company's common stock at a discount from the market price of the common stock at the time of purchase. The Non-Qualified Employee Stock Purchase Plan is intended for use primarily by employees of the Company located outside the United States. Under the plan, eligible employees may purchase common stock through payroll deductions of up to 10% of compensation. The price per share is the lower of 85% of the market price at the beginning or end of each six-month offering period.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than compensation agreements and other arrangements which are described in "Compensation Discussion & Analysis," since September 30, 2006 there has not been a transaction or series of related transactions to which the Company was or is a party involving an amount in excess of $120,000 and in which any director, executive officer, holder of more than five percent (5%) of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest. In January 2008, the Board of Directors adopted a written related person transaction approval policy which sets forth the Company's polices and procedures for the review, approval or ratification of any transaction required to be reported in its filings with the SEC. The Company's policy with regard to related person transactions is that all future related person transactions between the Company and any related person (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater then $120,000, be reviewed by the Company's General Counsel and approved in advance by the Audit Committee. In addition, the Company's Code of Business Conduct and Ethics requires that employees discuss with the Company's Compliance Officer any significant relationship (or transaction) that might raise doubt about such employee's ability to act in the best interest of the Company.

OTHER PROPOSED ACTION

As of the date of this Proxy Statement, the directors know of no business which is expected to come before the Annual Meeting other than (i) the election of the nominees to the Board of Directors, (ii) the approval of the adoption of the 2008 Director Long-Term Incentive Plan, (iii) the approval of an amendment to the 2002 Employee Stock Purchase Plan and (iv) the ratification of the selection of KPMG LLP as the independent registered public accounting firm for the Company for fiscal year 2008. However, if any other business should be properly presented to the Annual Meeting, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

OTHER MATTERS

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 (a) of the Exchange Act requires our directors, executive officers and beneficial owners of greater than 10% of our equity securities to file reports of holdings and transactions of securities of Skyworks with the SEC. Based solely on a review of Forms 3, 4 and 5 and any amendments thereto furnished to us, and other information provided to us, with respect to our fiscal year ended September 28, 2007, we believe that all Section 16(a) filing requirements applicable to our directors and executive officers with respect to our fiscal year ended September 28, 2007, were timely made with the exception of the Form 4s relating to the annual stock option grant made to each of the directors on the date of the 2007 Annual Meeting, which forms were filed two (2) days after the filing deadline.

SOLICITATION EXPENSES

Skyworks will bear the expenses of the preparation of the proxy materials and the solicitation by the Board of Directors of proxies. Proxies may be solicited on behalf of the Company in person or by telephone, e-mail, facsimile or other electronic means by directors, officers or employees of the Company, who will receive no additional compensation for any such services. We have retained Mellon Investor Services to assist in the solicitation of proxies, at a cost to the Company of approximately $8,000, plus out-of-pocket expenses.

VIEWING OF PROXY MATERIALS VIA THE INTERNET

We are able to distribute our Annual Report and this Proxy Statement to our stockholders in a fast and efficient manner via the Internet. This reduces the amount of paper delivered to a stockholder's address and eliminates the cost of sending these documents by mail. Stockholders may elect to view all future annual reports and proxy statements on the Internet instead of receiving them by mail. You may make this election when voting your proxy this year. Simply follow the instructions to vote via the Internet to register your consent. Your election to view proxy materials online is perpetual unless you revoke it later. Future proxy cards will contain the Internet website address and instructions to view the materials. You will continue to have the option to vote your shares by telephone, mail or via the Internet.

ANNUAL REPORT ON FORM 10-K

Copies of the Company's Annual Report on Form 10-K for the fiscal year ended September 28, 2007, as filed with the SEC are available to stockholders without charge via the Company's website at *http://www.skyworksinc.com*, or upon written request addressed to Investor Relations, Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617.

STOCKHOLDER PROPOSALS

Pursuant to Rule 14a-8 under the Exchange Act, some stockholder proposals or nominations may be eligible for inclusion in the Company's Proxy Statement for the Company's 2009 annual meeting of stockholders. To be eligible for inclusion in the Company's 2009 proxy statement, any such proposals or nominations must meet the requirements of Rule 14a-8 under the Exchange Act and be delivered in writing to the Secretary of the Company at its principal offices at 20 Sylvan Road, Woburn, MA 01801, no later than October 8, 2008, and must meet the requirements of Rule 14a-8 under the Exchange Act. The submission of a stockholder proposal does not guarantee that it will be included in the Company's proxy statement. Additionally, the Company must have notice of any stockholder proposal or nomination to be submitted at the 2009 annual meeting (but not required to be included in the proxy statement) not later than December 21, 2008 or, in the event that the 2009 annual meeting is held more than thirty (30) days before or after the first anniversary of the Company's 2008 annual meeting, the later of December 21, 2008 or the 10th day following the day on which public announcement of the date of the 2009 annual meeting is first made by the Company, or such proposal will be considered untimely pursuant to Rule 14a-5(e) under the Exchange Act and persons named in the proxies solicited by management may exercise discretionary voting authority with respect to such proposal.

The stockholder's submission must include, with respect to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, the name and address and the number of shares of common stock of the Company which are owned beneficially and of record and must also set forth: (i) as to each person proposed for nomination for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (ii) as to any other business proposed to be brought before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made. Proposals or nominations not meeting these requirements will not be entertained at the 2009 annual meeting.

2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

CAUTIONARY STATEMENT

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. Words such as "believes," "expects," "may," "will," "would," "should," "could," "seek," "intends," "plans," "potential," "continue," "estimates," "anticipates," "predicts" and similar expressions or variations or negatives of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Annual Report. Additionally, forward-looking statements include, but are not limited to:

- our plans to develop and market new products, enhancements or technologies and the timing of these development programs;
- our estimates regarding our capital requirements and our needs for additional financing;
- our estimates of expenses and future revenues and profitability;
- our estimates of the size of the markets for our products and services;
- the rate and degree of market acceptance of our products; and
- the success of other competing technologies that may become available.

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements involve inherent risks and uncertainties and actual results and outcomes may differ materially and adversely from the results and outcomes discussed in or anticipated by the forward-looking statements. A number of important factors could cause actual results to differ materially and adversely from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed elsewhere in this report and in the other documents filed by us with the Securities and Exchange Commissions ("SEC") in evaluating our forward-looking statements. We have no plans, and undertake no obligation, to revise or update our forward-looking statements to reflect any event or circumstance that may arise after the date of this Annual Report. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

This Annual Report also contains estimates made by independent parties and by us relating to market size and growth and other industry data. These estimates involve a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Management's Discussion and Analysis of Financial Condition and Results of Operation." These and other factors could cause results to differ materially and adversely from those expressed in the estimates made by the independent parties and by us.

In this document, the words "we," "our," "ours" and "us" refer only to Skyworks Solutions, Inc. and its consolidated subsidiaries and not any other person or entity. In addition, the following industry standards are referenced throughout the document:

- *CDMA (Code Division Multiple Access):* a method for transmitting simultaneous signals over a shared portion of the spectrum
- *EDGE (Enhanced Data rates for Global Evolution):* an enhancement to the GSM and TDMA wireless communications systems that increases data throughput to 384Kpbs
- *GPRS (General Packet Radio Service):* an enhancement to the GSM mobile communications system that supports data packets
- *GSM (Global System for Mobile Communications):* a digital cellular phone technology based on TDMA that is the predominant system in Europe, but is also used around the world

- *TD-SCDMA (Time Division Synchronous Code Division Multiple Access):* a 3G (third generation wireless services) mobile communications standard, being pursued in the People's Republic of China by the CATT
- *WCDMA (Wideband CDMA):* a 3G technology that increases data transmission rates in GSM systems by using the CDMA air interface instead of TDMA
- *WEDGE:* an acronym for technology that supports both EDGE and WCDMA
- *WiFi (Wireless Fidelity):* a trademark for the certification of products that meet certain standards for transmitting data over wireless networks
- *WiMAX (Worldwide Interoperability for Microwave Access):* a standards-based technology enabling the delivery of last mile wireless broadband access as an alternative to cable and DSL
- *WLAN (Wireless Local Area Network):* a type of local-area network that uses high-frequency radio waves rather than wires to communicate between nodes

Skyworks, Breakthrough Simplicity, the star design logo, DCR, Helios, Intera, iPAC, LIPA, Polar Loop, Single Package Radio, SPR, System Smart, and Trans-Tech are trademarks or registered trademarks of Skyworks Solutions, Inc. or its subsidiaries in the United States and in other countries. All other brands and names listed are trademarks of their respective companies.

INTRODUCTION

Skyworks Solutions, Inc. ("Skyworks" or the "Company") designs, manufactures and markets a broad range of high performance analog and mixed signal semiconductors that enable wireless connectivity. Our power amplifiers (PAs), front-end modules (FEMs) and integrated radio frequency (RF) solutions can be found in many of the cellular handsets sold by the world's leading manufacturers. Leveraging our core analog technologies, we also offer a diverse portfolio of linear integrated circuits (ICs) that support automotive, broadband, cellular infrastructure, industrial and medical applications.

We have aligned our product portfolio around two markets: mobile platforms and linear products. Our mobile platform solutions include highly customized PAs, FEMs, and integrated RF transceivers that are at the heart of many of today's leading-edge multimedia handsets. Our primary customers for these products include top-tier handset manufacturers such as Sony Ericsson, Motorola, Samsung, LG Electronics and Research in Motion. In parallel, we offer over 800 different linear products via a catalogue to a highly diversified non-handset customer base. Our linear products are precision analog integrated circuits that target markets in cellular infrastructure, broadband networking, medical, automotive and industrial applications, among others. Representative linear products include synthesizers, mixers, switches, diodes and RF receivers. Our primary customers for linear products include Ericsson, Huawei, Alcatel-Lucent, ZTE and Broadcom, as well as leading distributors such as Avnet.

We are a leader in the PA and FEM market for cellular handsets, and plan to build upon our position by continuing to develop more highly integrated and higher performance products necessary for the next generation of multimedia handsets. Our competitors in the mobile platforms market include RF Micro Devices, Anadigics and TriQuint Semiconductor. In the linear products market, we plan to continue to grow by both expanding distribution of our standard components and by leveraging its core analog technologies to develop integrated products for specific customer applications. Our competitors in the linear products market include Analog Devices, Hittite Microwave, Linear Technology and Maxim Integrated Products.

Skyworks, a Delaware corporation, was formed through the merger of the wireless business of Conexant Systems, Inc. and Alpha Industries, Inc. on June 25, 2002.

Headquartered in Woburn, Massachusetts, we are worldwide with engineering, manufacturing, sales and service facilities throughout Asia, Europe and North America. Our Internet address is www.skyworksinc.com. We make available on our website our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 filings on Forms 3, 4 and 5, and amendments to those reports as soon as practicable after we electronically submit such material with the Securities and Exchange Commission ("SEC"). The information contained in our website is not incorporated by reference in this Annual Report.

INDUSTRY BACKGROUND

We believe there are two major trends in the wireless industry that are shaping the market landscape and the way in which original equipment manufacturers ("OEMs") engage semiconductor suppliers. First, there is a market share consolidation underway. By virtually all analyst estimates, approximately 80 percent of the handset market is now controlled by the five largest OEMs, who are increasingly leveraging their brand, manufacturing and distribution advantages across network carriers worldwide.

Second, and perhaps even more dramatic, is the convergence of multimedia-rich mobile platforms and the increasingly important role of multimode FEMs in the rapidly evolving wireless handset market — particularly as the industry shifts to 3G technology enabling applications such as cameras, MP3 players, video streaming, gaming, Web browsing and WiFi based 802.11 wireless data. In fact, next generation EDGE, WEDGE and WCDMA wireless platforms are driving strong market unit growth, and in 2008 are expected to be the majority of the more than one billion cellular phones the industry is expected to produce. With this accelerating trend, the complexity in the FEM increases as each new operating frequency band requires additional amplifier, filtering and switching content to support:

- Backward compatibility to existing networks
- Simultaneous transmission of voice and data
- International roaming, and
- Broadband functionality to accommodate music, video, data, and other multimedia features


MLB.com
www

Convergence of Multimedia in Mobile Platforms

Further, given constraints on handset size and power consumption, these complex modules must remain physically small, energy efficient and cost effective, while also managing an unprecedented level of potential signal interference within the handset. As a result, addressable semiconductor content within the transmit and receive chain portion of the cellular handset is expected to more than double over the next several years, creating an incremental market opportunity measured in billions of dollars.

Meanwhile, outside of the handset market, wireless technologies are rapidly proliferating as they are the critical link between the analog and digital worlds. Precision analog technology allows for the detection, measurement, amplification and conversion of temperature, pressure and audio information into the digital realm. According to the Semiconductor Industry Association, the total available market for the analog semiconductor segment is expected to approach $50 billion in 2009. Today, this adjacent analog semiconductor market, which is characterized by longer product lifecycles and relatively high gross margins, is fragmented and diversified among various end-markets, customer bases and applications.


Handhelds
Infrastructure
Wireless Data
Metering
Linear
Products
Medical
CATV
Automotive
RFID
Avionics
Satellite

Select Analog End Markets

BUSINESS OVERVIEW

SKYWORKS' STRATEGY

Skyworks' vision is to become the leading supplier of high performance analog and mixed signal semiconductors enabling mobile connectivity. Key elements in our strategy include:

Expanding Power Amplifier and Front-End Solutions Market Share

Our products offer customers solutions that significantly speed time-to-market while dramatically reducing bill of material costs, power consumption and footprints. We plan to increase our current worldwide market share position through higher levels of integration and continued innovation, leveraging our leading edge process and packaging technology.

Capturing Increasing Dollar Content in Third and Fourth generation Applications

As the industry migrates to multi-mode EDGE, WEDGE, WCDMA and WiMAX architectures, RF complexity in the transmit and receive chain substantially increases given simultaneous voice and high speed data communications requirements, coupled with the need for backward compatibility to existing networks. As a result, Skyworks believes that the addressable semiconductor market for our solutions more than doubles.

Gaining Market Share with Helios™ RF Solutions

We continue to expand our radio presence with the Helios™ platform, which bundles our single chip direct conversion transceiver and front-end module. Skyworks is now supporting multiple tier one handset OEMs with complete radios and we look forward to even greater traction as we launch our differentiated WCDMA solutions in the coming year.

Partnering with the World's Leading Baseband Suppliers

As a result of exiting the baseband business at the end of fiscal 2006, we are now effectively partnering with, versus competing against, system-level developers. We believe these strategic relationships will enhance our competitive position as the market migrates to 3G multimode and system-on-a-chip architectures where bes-t-in-class baseband, radio and front-end solutions are increasingly required.

Diversifying into Adjacent Linear Markets

By leveraging core analog, mixed signal and RF technology, Skyworks is also able to deliver solutions to broader and diverse markets that are characterized by longer product lifecycles, sustained revenue profiles and higher contribution margins than our handset business. While the addressable market for linear products is highly fragmented, it is significantly larger than the cellular handset RF industry.

Delivering Operational Excellence

Skyworks' strategy is to vertically integrate where we can differentiate or otherwise enter alliances and partnerships for leading-edge capabilities. These partnerships and alliances are designed to ensure product leadership and competitive advantage in the marketplace. We are focused on achieving the industry's shortest cycle times, highest yields and ultimately the lowest product cost structure.

BUSINESS FRAMEWORK

We have aligned our product portfolio around two markets: mobile platforms and linear products.


Mobile Platforms
Linear Products
ANALOG
SKYWORKS
Linear Products

PRODUCT OVERVIEW

Mobile Platforms	Linear Products
CDMA Power Amplifiers	Amplifiers
GSM/GPRS/EDGE Power Amplifiers	Attenuators
Helios™ Radio Solutions	Diodes
Intera™ EDGE/WEDGE Front-End Modules	Directional Couplers/Detectors
TD-SCDMA Power Amplifiers	Infrastructure RF Subsystems
WCDMA Power Amplifiers	Mixers/Demodulators
WiMax Solutions	Switches
	Receivers
	Synthesizers / PLLs
	Technical Ceramics
	802.11n Front-end Modules

Mobile Platforms:

- *Front-End Modules (FEM):* power amplifiers that are integrated with switches, diplexers, filters and other components to create a single package front-end solution
- *Power Amplifiers (PA):* the module that strengthens the signal so that it has sufficient energy to reach a base station
- *Helios™ Radio Solutions:* combines the transceiver, the PA and associated controller, surface acoustic wave (SAW) filters, and a switchplexer into a single, multi chip module (MCM) package

Linear Products:

- *Attenuators:* A circuit that allows a known source of power to be reduced by a predetermined factor (usually expressed as decibels)
- *Ceramic:* material used in semiconductors which contain transition metal oxides that are II-VI semiconductors, such as zinc-oxide
- *Diodes:* semiconductor devices that pass current in one direction only
- *Directional Coupler:* a transmission coupling device for separately sampling the forward or backward wave in a transmission line
- *Directional Detector:* intended for use in power management applications
- *PLL (Phase-Locked Loop):* is a closed-loop feedback control system that maintains a generated signal in a fixed phase relationship to a reference signal
- *Switch:* the component that performs the change between the transmit and receive function, as well as the band function for cellular handsets
- *Synthesizer:* designed for tuning systems and is optimized for low-phase noise with comparison frequencies

We believe we possess a broad technology capability and one of the most complete wireless communications product portfolios in the industry.

THE SKYWORKS ADVANTAGE

By turning complexity into simplicity, we provide our customers with the following competitive advantages:

- Broad front-end module, multimode radio and precision analog product portfolio
- Market leadership in key product segments

- Solutions for all air interface standards, including CDMA2000, GSM/GPRS/EDGE, WCDMA, WLAN and WiMAX
- Engagements with a diverse set of top-tier customers
- Analog, RF and mixed signal design capabilities
- Access to all key process technologies: GaAs HBT, PHEMT, BiCMOS, SiGE, CMOS and RF CMOS
- World-class manufacturing capabilities and scale
- Unparalleled level of customer service and technical support
- Commitment to technology innovation, including leveraging of Skyworks' broad intellectual property portfolio

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this Annual Report. In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially and adversely from those referred to herein due to a number of factors, including but not limited to those described below and elsewhere in this Annual Report.

OVERVIEW

BUSINESS FRAMEWORK

We have aligned our product portfolio around two markets: mobile platforms and linear products. Our mobile platform solutions include highly customized PAs, FEMs, and integrated RF transceivers that are at the heart of many of today's leading-edge multimedia handsets. Our primary customers for these products include top-tier handset manufacturers such as Sony Ericsson, Motorola, Samsung, LG Electronics and Research in Motion. In parallel, we offer over 800 different linear products via a catalogue to a highly diversified non-handset customer base. Our linear products are precision analog integrated circuits that target markets in cellular infrastructure, broadband networking, medical, automotive and industrial applications, among others. Representative linear products include synthesizers, mixers, switches, diodes and RF receivers. Our primary customers for linear products include Ericsson, Huawei, Alcatel -Lucent, ZTE and Broadcom, as well as leading distributors such as Avnet.

We are a leader in the PA and FEM market for cellular handsets, and plan to build upon our position by continuing to develop more highly integrated and higher performance products necessary for the next generation of multimedia handsets. Our competitors in the mobile platforms market include RF Micro Devices, Anadigics and TriQuint Semiconductor. In the linear products market, we plan to continue to grow by both expanding distribution of our standard components and by leveraging its core analog technologies to develop integrated products for specific customer applications. Our competitors in the linear products market include Analog Devices, Hittite Microwave, Linear Technology and Maxim Integrated Products.

BASIS OF PRESENTATION

The Company's fiscal year ends on the Friday closest to September 30. Fiscal 2007 consisted of 52 weeks and ended on September 28, 2007, and fiscal years 2006 and 2005 each consisted of 52 weeks and ended on September 29, 2006 and September 30, 2005, respectively.

RESULTS OF OPERATIONS

YEARS ENDED SEPTEMBER 28, 2007, SEPTEMBER 29, 2006, AND SEPTEMBER 30, 2005

The following table sets forth the results of our operations expressed as a percentage of net revenues for the fiscal years below:

	2007	2006	2005
Net revenues	100.0%	100.0%	100.0%
Cost of goods sold	61.3	66.1	61.2
Gross margin	38.7	33.9	38.8
Operating expenses:			
Research and development	17.0	21.2	19.2
Selling, general and administrative	12.8	17.6	13.0
Amortization of intangible assets	0.3	0.3	0.3
Restructuring and special charges	0.8	3.5	—
Total operating expenses	30.9	42.6	32.5
Operating income (loss)	7.8	(8.7)	6.3
Interest expense	(1.7)	(1.9)	(1.8)
Other income, net	1.5	1.1	0.7
Income (loss) before income taxes	7.6	(9.5)	5.2
Provision (benefit) for income taxes	(0.1)	2.0	2.0
Net income (loss)	7.7%	(11.5)%	3.2%

GENERAL

During fiscal 2007, certain key factors contributed to our overall results of operations and cash flows from operations. More specifically:

- In fiscal 2007, we continued to improve our financial returns and strengthen our overall business model. We achieved operating income of $58.5 million in fiscal year 2007 as compared to an operating loss of $(66.3) million in fiscal year 2006. Operating income included $4.9 million and $90.4 million of costs and other charges related to the exit of our baseband product area in fiscal year 2007 and 2006, respectively. Profitability improvement was principally the result of the successful exit of our baseband product area and increases in gross profit margin as a result of an enhanced product mix as mobile platforms and linear products ("Core Products") became a larger percentage of our business.
- Cash provided by operations was $84.8 million for fiscal 2007 as compared to $27.2 million in fiscal 2006 as we exited the baseband product area and intensified our focus on areas where we differentiate ourselves from competitors, capitalized on content growth in 3G multimode applications and diversified into linear products markets.
- Linear products and mobile platforms comprise our two key ongoing product areas. Overall revenues in fiscal 2007 declined by $32.0 million, or 4.1%, from fiscal 2006 due to the exit of our baseband product area at the end of fiscal year 2006. Revenues from our Core Products remained relatively unchanged over that same period. We experienced a more favorable product mix in fiscal 2007 which was offset by a decline in average selling prices and units sold in our Core Products.
- Gross profit as a percentage of sales improved to 38.7% from 33.9% in fiscal year 2007 as compared to fiscal year 2006. This was principally due to higher gross profit margin Core Products being a greater percentage of overall sales since we exited the lower margin baseband product area at the end of fiscal 2006, as well as inventory related charges recorded in fiscal 2006 related to the exit of our baseband product area which did not recur in fiscal 2007. Furthermore, we improved absorption as our factory utilization increased and we

experienced improved overall yields and greater equipment efficiency. An enhanced product mix, as multimode front end modules and linear products became a larger portion of our business, also contributed to gross profit margin improvement. Finally, we benefited from higher contribution margins received from the licensing and sale of intellectual property in fiscal year 2007 as compared to fiscal year 2006.

- We completed a $200.0 million convertible debt offering in March 2007 at an average interest rate of 1.375% and achieved an approximate 35% conversion premium at the time of the offering over the closing market price of our common stock. A portion of these proceeds was utilized to retire $130.0 million of the Junior Notes due in November 2007 carrying an interest rate of 4.75%. We anticipate interest expense savings of approximately $6.8 million annually in future years due to the replacement of the Junior Notes with notes issued in the March 2007 debt offering. We also used $30.1 million to repurchase approximately 4.3 million common shares during fiscal year 2007.

NET REVENUES

	Fiscal Years Ended				
	September 28, 2007	Change	September 29, 2006	Change	September 30, 2005
	(Dollars in thousands)				
Net revenues	$741,744	(4.1)%	$773,750	(2.4)%	$792,371

We market and sell our mobile platforms and linear products to top tier Original Equipment Manufacturers ("OEMs") of communication electronic products, third-party Original Design Manufacturers ("ODMs") and contract manufacturers, and indirectly through electronic components distributors. We periodically enter into strategic arrangements leveraging our broad intellectual property portfolio by licensing or selling our patents or other intellectual property. We anticipate continuing this intellectual property strategy in future periods.

Overall revenues in fiscal 2007 declined by $32.0 million, or 4.1%, from fiscal 2006 due to the exit of our baseband product area at the end of fiscal year 2006. Revenues from our Core Products remained relatively unchanged over that same period. We experienced a more favorable product mix in fiscal 2007 which was offset by a decline in average selling prices of 8.1% and units sold of 1.5% in our Core Products area.

Revenues from our Core Products increased by $77.9 million, or 11.9%, from fiscal 2005 to fiscal 2006. Overall, net revenues decreased slightly in fiscal 2006 when compared to fiscal 2005 primarily as a result of a decrease in baseband product area revenues of $77.1 million (a 62.7% decrease). Units sold in our Core Product areas increased by 33.2% somewhat offset by an overall average selling price decline of approximately 10% in our Linear Product area and approximately 2% in our front-end solutions and multimode radio product area.

For information regarding net revenues by geographic region and customer concentration for each of the last three fiscal years, see Note 16 of this Annual Report.

GROSS PROFIT

	Fiscal Years Ended				
	September 28, 2007	Change	September 29, 2006	Change	September 30, 2005
	(Dollars in thousands)				
Gross profit	$287,385	9.4%	$262,679	(14.7)%	$307,772
% of net revenues	38.7%		33.9%		38.8%

Gross profit represents net revenues less cost of goods sold. Cost of goods sold consists primarily of purchased materials, labor and overhead (including depreciation and equity based compensation expense) associated with product manufacturing and sustaining engineering expenses pertaining to products sold.

Gross profit as a percentage of sales improved to 38.7% from 33.9% in fiscal year 2007, as compared to fiscal year 2006, as higher gross profit margin Core Products became a greater percentage of our overall sales since we exited the lower margin baseband product area at the end of fiscal 2006. Additionally, inventory related charges recorded in fiscal 2006 related to the exit of our baseband product area did not recur in fiscal 2007. Furthermore, we improved absorption as our factory utilization increased and we experienced improved overall yields and greater equipment efficiency. Finally, we benefited from higher contribution margins received from the licensing and sale of intellectual property in fiscal year 2007 as compared to fiscal year 2006.

Gross profit for fiscal 2006 decreased by $45.1 million from approximately $307.8 million in fiscal 2005 and gross profit margin decreased to 33.9% from 38.8% in fiscal 2005. Gross profit on our Core Products actually increased in aggregate dollars in fiscal 2006 as compared to fiscal 2005. The decrease in both absolute dollars and as a percentage of sales was primarily due to the $23.3 million (approximately 50% of the decrease in aggregate dollars) in inventory related charges associated with the exit of the baseband product area in the fourth quarter of fiscal 2006.

Additionally, the decline in baseband product area revenues in fiscal 2006 as compared to fiscal 2005 of $77.1 million resulted in an approximate decline in contribution margin of $38.6 million. We also incurred approximately $2.2 million in share-based compensation expense in cost of goods sold in fiscal 2006 related to our adoption of SFAS 123(R). No share-based compensation expense was recorded in fiscal 2005 in cost of goods sold.

RESEARCH AND DEVELOPMENT

	Fiscal Years Ended				
	September 28, 2007	Change	September 29, 2006	Change	September 30, 2005
			(Dollars in thousands)		
Research and development	$126,075	(23.2)%	$164,106	7.8%	$152,215
% of net revenues	17.0%		21.2%		19.2%

Research and development expenses consist principally of direct personnel costs, costs for pre-production evaluation and testing of new devices, and design and test tool costs.

The decrease in research and development expenses in aggregate dollars and as a percentage of net revenues in fiscal year 2007 when compared to fiscal year 2006 is predominantly attributable to decreased labor and benefit costs as a result of the workforce reductions associated with the exit of our baseband product area at the end of fiscal 2006. In addition, efficiencies were achieved in the utilization of outside services, fixed materials and supplies, rent costs, relocation costs, business travel and hardware/software costs. The reductions in the labor intensive research and development costs associated with the exit of our baseband product area has enabled us to refocus, enhance and target our research and development spending on our higher growth core product areas in fiscal year 2007 which we believe will drive future revenue in these product areas.

Research and development expenses increased in fiscal 2006 when compared to fiscal 2005 by $11.9 million, or 7.8%. This increase is primarily attributable to increased labor and benefit costs incurred to support our next generation multimode radios and precision analog semiconductors. The increase in research and development costs primarily supports new product introductions, as well as new product development, focused on diversifying our product portfolio within our linear products area outside of the cellular handset market. We also incurred $6.3 million in research and development related share-based compensation expense in fiscal 2006 related to our adoption of SFAS 123(R). No research and development related share-based compensation expense was recorded in fiscal 2005.

SELLING, GENERAL AND ADMINISTRATIVE

	Fiscal Years Ended				
	September 28, 2007	Change	September 29, 2006	Change	September 30, 2005
			(Dollars in thousands)		
Selling, general and administrative	$94,950	(30.1)%	$135,801	31.8%	$103,070
% of net revenues	12.8%		17.6%		13.0%

Selling, general and administrative expenses include personnel costs (legal, accounting, treasury, human resources, information systems, customer service, etc.), bad debt expense, sales representative commissions, advertising and other marketing costs.

Selling, general and administrative expenses decreased in aggregate dollars and as a percentage of revenues for fiscal year 2007 as compared to fiscal year 2006 primarily due to our recording of $35.1 million in bad debt expense in the fourth quarter of fiscal 2006 as we exited our baseband product area as well as lower sales commissions expense and lower legal and other professional fees in fiscal 2007.

The increase in selling, general and administrative expenses in fiscal 2006 as compared to fiscal 2005 is principally due to our recording of $35.1 million in bad debt expense in the fourth quarter of fiscal 2006. Specifically, we recorded charges related to two customers: Vitelcom Mobile and an Asian component distributor, on accounts receivable associated with our baseband products. We also incurred $5.7 million in selling, general and administrative related share-based compensation expense in 2006 related to our adoption of SFAS 123(R). The increased bad debt and SFAS 123(R) expenses were partially offset by reductions in legal expenses incurred to protect our intellectual property portfolio.

AMORTIZATION OF INTANGIBLE ASSETS AND WARRANTS

	Fiscal Years Ended				
	September 28, 2007	Change	September 29, 2006	Change	September 30, 2005
	(Dollars in thousands)				
Amortization	$2,144	0.0%	$2,144	(8.9)%	$2,354
% of net revenues	0.3%		0.3%		0.3%

In 2002, we recorded $36.4 million of intangible assets consisting of developed technology, customer relationships and a trademark acquired by the Company. These assets are principally being amortized on a straight-line basis over a 10-year period. Amortization expense in fiscal 2007, 2006, and 2005 primarily represents the amortization of these intangible assets.

Amortization expense on intangible assets declined in fiscal 2006 as compared to fiscal 2005 primarily due to the recognition of amortization expense on a warrant in fiscal 2005. The warrant expired without being exercised on January 20, 2005.

For additional information regarding goodwill and intangible assets, see Note 6 of the Notes to Consolidated Financial Statements included in this Annual Report.

RESTRUCTURING AND SPECIAL CHARGES

	Fiscal Years Ended				
	September 28, 2007	Change	September 29, 2006	Change	September 30, 2005
	(Dollars in thousands)				
Restructuring and special charges	$5,730	(78.7)%	$26,955	100.0%	$ —
% of net revenues	0.8%		3.5%		0.0%

No special charges were recorded in fiscal 2005.

Restructuring and special charges consist of charges for asset impairments and restructuring activities, as follows:

On September 29, 2006, the Company exited its baseband product area in order to focus on its core business encompassing linear products, power amplifiers, front-end modules and radio solutions. The Company recorded various charges associated with this action.

During the fiscal year ended September 29, 2006, we recorded $13.1 million related to severance and benefits, $7.4 million related to the write-down of technology licenses and design software, $4.2 million related to the impairment of certain long-lived assets and $2.3 million related to other charges.

During the fiscal year ended September 28, 2007, we recorded additional restructuring charges of $4.9 million related to the exit of the baseband product area. These charges consist of $4.5 million relating to the exit of certain operating leases, $0.5 million relating to additional severance, $1.4 million related to the write-off of technology licenses and design software, offset by a $1.5 million credit related to the reversal of a reserve originally recorded to account for an engineering vendor charge associated with the exit of the baseband product area. In addition, the Company recorded an additional $0.8 million charge for a single lease obligation that expires in 2008 relating to our 2002 restructuring.

For additional information regarding restructuring charges and liability balances, see Note 14 of the Notes to Consolidated Financial Statements included in this Annual Report.

INTEREST EXPENSE

	Fiscal Years Ended				
	September 28, 2007	Change	September 29, 2006	Change	September 30, 2005
			(Dollars in thousands)		
Interest expense	$12,590	(14.9)%	$14,797	1.4%	$14,597
% of net revenues	1.7%		1.9%		1.8%

Interest expense is comprised principally of payments in connection with the $50.0 million credit facility between Skyworks USA, Inc., our wholly owned subsidiary, and Wachovia Bank, N.A. ("Facility Agreement"), the Company's 4.75% convertible subordinated notes (the "Junior Notes"), and the Company's 1.50% and 1.25% convertible subordinated notes (the "2007 Convertible Notes").

The decrease in interest expense both in aggregate dollars and as a percentage of net revenues for fiscal 2007, when compared to fiscal 2006, is primarily due to the retirement of $130.0 million of our higher interest rate Junior Notes replaced with the proceeds of the issuance of the substantially lower interest rate 2007 Convertible Notes in March 2007.

Interest expense increased for fiscal 2006 as compared to the previous year primarily due to a higher interest rate paid on the Facility Agreement resulting from an increase in LIBOR during such period, as well as an increase in the amortization of capitalized deferred financing costs of $0.6 million due to the retirement of $50.7 million of our Junior Notes. This was partially offset by a decrease in required interest payments due to the retirement of $50.7 million of our Junior Notes in fiscal 2006.

For additional information regarding our borrowing arrangements, see Note 7 of the Notes to Consolidated Financial Statements included in this Annual Report.

OTHER INCOME, NET

	Fiscal Years Ended				
	September 28, 2007	Change	September 29, 2006	Change	September 30, 2005
			(Dollars in thousands)		
Other income, net	$10,874	30.2%	$8,350	53.1%	$5,453
% of net revenues	1.5%		1.1%		0.7%

Other income, net is comprised primarily of interest income on invested cash balances, other non-operating income and expense items and foreign exchange gains/losses.

The increase in other income, net between fiscal 2007 and fiscal 2006, as well as between fiscal 2006 and fiscal 2005 is primarily due to an increase in interest income on invested cash balances as a result of increased interest rates and higher invested cash balances.

PROVISION FOR INCOME TAXES

	Fiscal Years Ended				
	September 28, 2007	Change	September 29, 2006	Change	September 30, 2005
	(Dollars in thousands)				
(Benefit) Provision for income taxes	$(880)	(105.7)%	$15,378	0.0%	$15,378
% of net revenues	0.1%		2.0%		2.0%

Income tax benefit for fiscal 2007 was $(0.9) million as compared to $15.4 million expense for fiscal 2006. Income tax (benefit) expense for fiscal 2007 and fiscal 2006 consists of approximately $(2.2) million and $(0.1) million, respectively, of United States income tax benefit. The fiscal 2007 tax benefit of $(2.2) million is due to a $(1.7) million reduction in the valuation allowance related to the partial recognition of future tax benefits on United States federal and state net operating carryforwards and the reversal of $(0.5) million of tax reserve no longer required. The income tax provision for fiscal 2006 was comprised of a favorable adjustment of $(0.1) million between fiscal 2005's tax provision and tax return liability, and foreign tax expense of $15.5 million. The income tax provision for fiscal 2005 of $15.4 million was comprised of U.S. income tax benefit of $(0.7) million, foreign income tax expense of $5.0 million, and a charge in lieu of tax expense of $11.1 million. The charge in lieu of tax expense resulted from a partial recognition of certain acquired tax benefits that were subject to a valuation allowance at the time of acquisition, the realization of which required a reduction of goodwill.

The provision for foreign income taxes for fiscal 2007, 2006, and 2005 was $1.3 million, $15.5 million, and $5.0 million, respectively. Foreign tax expense for fiscal 2006 included a one time charge of $14.6 million to write off a deferred tax asset as a result of reorganizing our Mexico business. The fiscal 2005 foreign tax expense included a charge of $2.2 million to remeasure Mexico's deferred tax assets because of a reduction to the statutory income tax rate in Mexico.

In accordance with SFAS 109, "Accounting for Income Taxes", management has determined that it is more likely than not that a portion of our historic and current year income tax benefits will not be realized. Accordingly, as of September 28, 2007, we have established a valuation allowance of $151.3 million related to our United States deferred tax assets. Deferred tax assets have been recognized for foreign operations when management believes that it is more likely than not that they will be recovered.

Realization of the Company's deferred tax assets is dependent upon generating United States source income in the future. Based on the Company's evaluation of the realizability of its United States net operating loss carryforwards through the generation of future taxable income, $14.2 million of the Company's valuation allowance was reversed at September 28, 2007. The amount reversed consisted of $1.7 million recognized as income tax benefit, and $12.5 million recognized as a reduction to goodwill. The remaining valuation allowance as of September 28, 2007 is $151.3 million. When recognized, the tax benefits relating to any future reversal of the valuation allowance on deferred tax assets will be accounted for as follows: approximately $128.8 million will be recognized as an income tax benefit, $18.6 million will be recognized as a reduction to goodwill and $3.9 million will be recognized as an increase to shareholders' equity for certain tax deductions from employee stock options.

The Company will continue to evaluate its valuation allowance in future periods and depending upon the outcome of that assessment additional amounts could be reversed or recorded and recognized as a reduction to goodwill or an adjustment to income tax benefit or expense. Such adjustments could cause our effective income tax rate to vary in future periods. We will need to generate $216.7 million of future United States federal taxable income to utilize all of our net operating loss carryforwards as of September 28, 2007.

No provision has been made for United States, state, or additional foreign income taxes related to approximately $11.0 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. It is not practicable to determine the United States federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

On September 14, 2007, the Congress of Mexico approved a new "flat tax" regime which will become effective January 1, 2008. The new flat tax replaces the corporate asset tax and is similar to a minimum tax. The Company is currently evaluating the impact of this tax upon its future operating results.

LIQUIDITY AND CAPITAL RESOURCES

	Fiscal Years Ended		
	September 28, 2007	September 29, 2006	September 30, 2005
	(Dollars in thousands)		
Cash and cash equivalents at beginning of period	$136,749	$116,522	$123,505
Net cash provided by operating activities	84,778	27,226	54,197
Net cash provided by (used in) investing activities	(20,146)	42,383	(66,424)
Net cash provided by (used in) financing activities	40,196	(49,382)	5,244
Cash and cash equivalents at end of period	$241,577	$136,749	$116,522

FISCAL 2007

Based on our results of operations for fiscal 2007 and current trends, we expect our existing sources of liquidity, together with cash expected to be generated from operations and short term investments, will allow us to sufficiently fund our research and development, capital expenditures, debt obligations, purchase obligations, working capital and other cash requirements for at least the next 12 months. However, we cannot assure you that the capital required to fund these expenses will be available in the future. In addition, any strategic investments and acquisitions that we may make to help us grow our business may require additional capital resources. If we are unable to obtain enough capital to meet our capital needs on a timely basis or at all, our business and operations could be materially adversely affected.

Our cash and cash equivalent balances increased by $104.8 million to $241.6 million at September 28, 2007 from $136.7 million at September 29, 2006. Cash and cash equivalent balances and short-term investments increased by $82.6 million to $253.8 million at September 28, 2007 from $171.2 million at September 29, 2006. The number of days sales outstanding for the fiscal year ended September 28, 2007 increased to 80 from 73 as compared to fiscal 2006.

During fiscal 2007, we generated $84.8 million in cash from operating activities. Contributing to these positive operating cash flows was net income of $57.7 million. We also incurred multiple non-cash charges (e.g., depreciation, amortization, contribution of common shares to savings and retirement plans, share-based compensation expense and non-cash restructuring expense) totaling $66.4 million. In fiscal 2007, we also experienced a decrease in accounts payable balances of $16.7 million, a decrease in other accrued liability balances of $10.8 million and an increase in receivable balances of $10.7 million. Furthermore we experienced an increase in deferred tax assets of $1.7 million primarily resulting from the partial release of our tax valuation allowance in the fourth quarter of fiscal 2007. Finally, provision for losses on accounts receivable increased by $2.2 million principally due to further reserves recorded for baseband product area customers.

During fiscal 2007, we utilized $20.1 million in cash from investing activities. Cash provided by investing activities in fiscal 2007 consisted of net proceeds of $22.5 million from the sale of auction rate securities. Capital expenditures of $42.6 million offset these net proceeds and were primarily related to the purchase of equipment utilized in our fabrication facilities to support and enhance our assembly and test capacity. We believe a focused program of capital expenditures will be required to sustain our current manufacturing capabilities. Future capital expenditures will be funded by the generation of positive cash flows from operations. We may also consider acquisition opportunities to extend our technology portfolio and design expertise and to expand our product offerings.

During fiscal 2007, we generated $40.2 million in cash from financing activities. This principally resulted from the issuance of our 2007 Convertible Notes offering which generated gross proceeds of $200.0 million, and stock option exercises of $8.3 million, offset by repayment of $130.0 million on our Junior Notes, a common stock buyback of 4.3 million shares at a cost of approximately $31.7 million, and financing costs associated with our 2007 Convertible Notes offering of $6.2 million. As of September 28, 2007 our Facility Agreement of $50.0 million is fully drawn. We paid approximately $12.4 million in interest to service the 2007 Convertible Notes, the Junior Notes and the Facility Agreement in fiscal 2007. For additional information regarding our borrowing arrangements, see Note 7 of the Notes to Consolidated Financial Statements included in this Annual Report.

In connection with our exit of the baseband product area, we anticipate making remaining cash payments of approximately $4.1 million in future periods. Certain payments on long-term lease obligations resulting from facility closures and severance payments will be remitted in fiscal 2008 and beyond. We expect our existing sources of liquidity, together with cash expected to be generated from operations and short-term investments, will be sufficient to fund these costs associated with the exit of our baseband product area.

On July 15, 2003, we entered into a receivables purchase agreement under which we have agreed to sell from time to time certain of our accounts receivable to Skyworks USA, Inc. ("Skyworks USA"), a wholly-owned special purpose entity that is fully consolidated for accounting purposes. Concurrently, Skyworks USA entered into an agreement with Wachovia Bank, N.A. providing for a $50.0 million credit facility ("Facility Agreement") secured by the purchased accounts receivable. As a part of the consolidation, any interest incurred by Skyworks USA related to monies it borrows under the Facility Agreement is recorded as interest expense in the Company's results of operations. We perform collections and administrative functions on behalf of Skyworks USA. Interest related to the Facility Agreement is at LIBOR plus 0.4%. As of September 28, 2007, Skyworks USA had borrowed $50.0 million under this agreement.

We retired the remaining $49.3 million in aggregate principal amount of the Junior Notes plus $1.2 million in accrued and unpaid interest, on the due date of November 15, 2007.

In October 2007, the Company paid $32.4 million in cash to acquire, from two separate companies, raw materials, die bank, finished goods, proprietary GaAs PA/FEM designs and related intellectual property as well as sixteen fundamental HBT and RF MEMs patents.

FISCAL 2006

Our cash and cash equivalent balances increased by $20.2 million to $136.7 million at September 29, 2006 from $116.5 million at September 30, 2005. Cash and cash equivalent balances and short-term investments decreased by $64.7 million to $171.2 million at September 29, 2006 from $235.9 million at September 30, 2005. The number of days sales outstanding for the fiscal year ended September 29, 2006 decreased to 73 from 82 as compared to fiscal 2005 partially due to the recording of allowance for doubtful accounts relating to the exit of our baseband product area.

During fiscal 2006, we generated $27.2 million in cash from operating activities. Offsetting these positive operating cash flows were net losses of $88.2 million which included total charges incurred to exit our baseband product area. We also incurred multiple non-cash charges (e.g., depreciation, amortization, contribution of common shares to savings and retirement plans, share-based compensation expense, non-cash restructuring expense, asset impairment charges and provision for deferred income taxes) totaling $75.7 million. In fiscal 2006, we also experienced an increase in other accrued liabilities and expenses of $16.0 million (principally related to restructuring accruals in the fourth fiscal quarter) and a decrease in deferred tax assets of $16.5 million and an increase of $31.2 million in the provision for losses on accounts receivable (principally related to the reserves recorded on two baseband customers). These increases were offset by uses of cash caused by increases of $18.2 million in accounts receivable and $3.5 million in inventory. However, on a net basis accounts receivable actually declined by $13.0 million when accounting for the impact of the aforementioned $31.2 million increase in the provision for losses on accounts receivable.

During fiscal 2006, we generated $42.4 million in cash from investing activities. Cash provided by investing activities in fiscal 2006 consisted of net proceeds of $85.2 million from the sale of auction rate securities and proceeds received from the sale of a building and land of $6.6 million. Capital expenditures of $49.4 million offset these amounts and were primarily related to the purchase of equipment utilized to support an anticipated expanded level of highly integrated product demand requiring more technologically enhanced manufacturing capacity. The proceeds from the net sales of our auction rate securities were utilized, in part, to retire $50.7 million of our Junior Notes. We believe a focused program of capital expenditures will be required to sustain our current manufacturing capabilities. Future capital expenditures will be funded by the generation of positive cash flows from operations. We may also consider acquisition opportunities to extend our technology portfolio and design expertise and to expand our product offerings.

During fiscal 2006, we utilized $49.4 million in cash from financing activities. This principally resulted from the retirement of $50.7 million in our Junior Notes and the pledge of $0.3 million in cash on a new insurance policy offset by stock option exercises of $1.7 million. As of September 29, 2006, our Facility Agreement of $50.0 million is fully drawn. Our Junior Notes of approximately $179.3 million become due in November 2007. We paid approximately $13.7 million in interest to service this debt during fiscal 2006. For additional information regarding our borrowing arrangements, see Note 7 to the Consolidated Financial Statements.

CONTRACTUAL CASH FLOWS

Following is a summary of our contractual payment obligations for consolidated debt, purchase agreements, operating leases, other commitments and long-term liabilities at September 28, 2007 (see Notes 7 and 11 of the Notes to Consolidated Financial Statements included in this Annual Report), in thousands:

	Payments Due By Period				
Obligation	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**Thereafter(1)**
Long-Term Debt Obligations	249,335	49,335	100,000	100,000	—
Other Commitments	5,713	4,454	1,259	—	—
Operating Lease Obligations	20,548	6,862	11,338	2,348	—
Other Long-Term Liabilities(1)	6,338	373	334	256	5,375
	$281,934	$61,024	$112,931	$102,604	$5,375

(1) Other Long-Term Liabilities includes $4.3 million of Executive Deferred Compensation for which there is a corresponding long term asset.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We regularly evaluate our estimates and assumptions based upon historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, our future results of operations may be affected. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

REVENUE RECOGNITION

Revenues from product sales are recognized upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue from license fees and intellectual property is recognized when these fees are due and payable, and all other criteria of SEC Staff Accounting Bulletin No. 104, ("Revenue Recognition") have been met. We ship product on consignment to certain customers and only recognize revenue when the customer notifies us that the inventory has been consumed. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under agreements allowing for price protection and/or a right of return on unsold products. A reserve for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating a reserve.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates, and additional allowances would be required.

INVENTORIES

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. The Company provides for estimated obsolescence or unmarketable inventory based upon assumptions about future demand and market conditions. The recoverability of inventories is assessed through an on-going review of inventory levels in relation to sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand (generally in excess of twelve months), the value of such inventory that is not expected to be sold at the time of the review is written down. The amount of the write-down is the excess of historical cost over estimated realizable value (generally zero).

Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. If actual demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Some or all of the inventories that have been written-down may be retained and made available for sale. In the event that actual demand is higher than originally projected, a portion of these inventories may be able to be sold in the future. Inventories that have been written-down and are identified as obsolete are generally scrapped.

SHARE-BASED COMPENSATION

On October 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options, employee stock purchases related to the Company's 2002 Employee Stock Purchase Plan, restricted stock and other special equity awards based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, "Share Based Payment" ("SAB 107"), providing interpretative guidance relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the applicable accounting standard as of October 1, 2005, the first day of the Company's fiscal year 2006.

The Company's practice in general is to issue shares of common stock upon exercise or settlement of options and to issue shares in connection with the Employee Stock Purchase Plan ("ESPP") from previously unissued shares.

Share-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Share-based compensation expense recognized in the Company's Consolidated Statement of Operations for the fiscal year ended September 28, 2007 included compensation expense for share-based payment awards granted on or before, but not yet vested as of, September 30, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to September 30, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). As share-based compensation expense recognized in the Consolidated Statement of Operations for the fiscal year ended September 28, 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Upon adoption of SFAS 123(R), the Company elected to retain its method of valuation for share-based awards using the Black-Scholes option-pricing model ("Black-Scholes model") which was also previously used for the

Company's pro forma information required under SFAS 123. The Company's determination of fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to; the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

SFAS 123(R) requires the Company to evaluate and periodically validate several assumptions in conjunction with calculating share-based compensation expense. These assumptions include the expected life of a stock option or other equity based award, expected volatility, pre-vesting forfeiture, risk free rate and expected dividend yield. All of these assumptions affect to one degree or another, the valuation of the Company's equity based awards or the recognition of the resulting share-based compensation expense. The most significant assumptions in the Company's calculations are described below.

Expected Life of an Option or other Equity Based Award

Since employee options are non-transferable, SFAS 123(R) allows the use of an expected life to more accurately estimate the value of an employee stock option rather than using the full contractual term.

The vesting of the majority of the Company's stock options are graded over four years (25% at each anniversary) and the contractual term is either 7 years or 10 years. The Company analyzed its historical exercise experience and exercise behavior by job group. The Company analyzed the following three exercise metrics: exercise at full vesting, exercise at midpoint in the contractual life and exercise at the end of the full contractual term. The Company chose the mid-point alternative as the estimate which most closely approximated actual exercise experience of its employee population. The valuation and resulting share-based compensation expense recorded is sensitive to what alternative is chosen and the choice of another alternative in the future could result in a material difference in the amount of share-based compensation expense recorded in a reporting period.

Expected Volatility

Expected volatility is a statistical measure of the amount by which a stock price is expected to fluctuate during a period. SFAS 123(R) does not specify a method for estimating expected volatility; instead it provides a list of factors that should be considered when estimating volatility: historical volatility that is generally commensurate with the expected option life, implied volatilities, the length of time a stock has been publicly traded, regular intervals for price observations, corporate and capital structure and the possibility of mean reversion. The Company analyzed its volatility history and determined that the selection of a weighting of 50% to historical volatility and 50% to implied volatility (as measured by examining the underlying volatility in the open market of publicly traded call options) would provide the best estimate of expected future volatility of the stock price. The selection of another methodology to calculate volatility or even a different weighting between implied volatility and historical volatility could materially impact the valuation of stock options and other equity based awards and the resulting amount of share-based compensation expense recorded in a reporting period.

Pre-Vesting Forfeiture

SFAS 123(R) specifies that initial accruals of share-based compensation expense should be based on the estimated number of instruments for which the requisite service is expected to be rendered. The Company examined its options forfeiture history and computed an average annualized forfeiture percentage. The Company determined that a weighted average of historical annualized forfeitures is the best estimate of future actual forfeiture experience. The application of a different methodology for calculating estimated forfeitures could materially impact the amount of share-based compensation expense recorded in a reporting period.

VALUATION OF LONG-LIVED ASSETS

Carrying values for long-lived assets and definite lived intangible assets, which excludes goodwill, are reviewed for possible impairment as circumstances warrant in connection with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Impairment reviews are conducted at the judgment of management whenever events or changes in circumstances indicate that the carrying amount of any such asset or asset group may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance. The Company's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the Company's business model or changes in its operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value of an asset or asset group, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset or asset group. Fair value is determined using discounted cash flows.

GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." The goodwill and other intangible asset impairment test is a two-step process. The first step of the impairment analysis compares the Company's fair value to its net book value to determine if there is an indicator of impairment. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. The Company calculates fair value using the average market price of its common stock over a seven-day period surrounding the annual impairment testing date of the first day of the fourth fiscal quarter and the number of shares of common stock outstanding on the date of the annual impairment test (the first day of the fourth fiscal quarter). If the assessment in the first step indicates impairment then the Company performs step two. Step two of the analysis compares the implied fair value of goodwill and other intangible assets to its carrying amount in a manner similar to a purchase price allocation for a business combination. If the carrying amount of goodwill and other intangible assets exceeds its implied fair value, an impairment loss is recognized equal to that excess. We test our goodwill and other intangible assets for impairment annually as of the first day of our fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill or other intangible assets may be impaired. Indicators such as unexpected adverse business conditions, economic factors, unanticipated technological change or competitive activities, loss of key personnel, and acts by governments and courts, may signal that an asset has become impaired.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and assesses the adequacy of the valuation allowance quarterly. Likewise, in the event that the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income or decrease the carrying value of goodwill in the period such determination was made.

It was previously the Company's intention to permanently reinvest the undistributed earnings of all its foreign subsidiaries in accordance with Accounting Principles Board Opinion No. 23, "Accounting for Income Taxes — Special Areas". During the fiscal year ended September 30, 2005, the Company reversed its policy of permanently reinvesting the earnings of its Mexican business. This policy reversal increased the 2005 tax provision by

$9.0 million. For the fiscal year ended September 28, 2007, U.S. income tax was provided on current earnings attributable to our operations in Mexico. No provision has been made for U.S. federal, state, or additional foreign income taxes that would be due upon the actual or deemed distribution of undistributed earnings of the other foreign subsidiaries, which have been, or are, intended to be, permanently reinvested.

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" the "FASB Staff Position"). The Company adopted the alternative transition method provided in the FASB Staff Position for calculating the tax effects of share-based compensation pursuant to SFAS 123(R) during the year ended September 29, 2006. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee share-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee share-based compensation awards that are outstanding upon adoption of SFAS 123(R). Under the simplified method the Company's beginning APIC pool is zero and the ending APIC pool balance at September 28, 2007 remains zero.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006, and is therefore effective for the Company in fiscal year 2008. We are currently evaluating the impact that adopting FIN 48 will have on the Company's financial position and results of operations, however at this time the Company does not expect the impact to materially affect its results from operations or financial position.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has not yet determined the impact that SFAS 157 will have on its results from operations or financial position.

SAB 108

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company adopted SAB 108 in fiscal year 2007 and its adoption did not materially impact its results from operations or financial position.

SFAS 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159") including an amendment of SFAS No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for the Company beginning in fiscal 2009. The Company is currently evaluating SFAS 159 and the impact that it may have on results of operations or financial position.

OTHER MATTERS

Inflation did not have a material impact upon our results of operations during the three-year period ended September 28, 2007.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risks, such as changes in foreign currency exchange rates and interest rates. Our financial instruments include cash and cash equivalents, short-term investments, short-term debt and long-term debt. Our main investment objective is the preservation of investment capital. Consequently, we invest with only high-credit-quality issuers and we limit the amount of our credit exposure to any one issuer. We do not use derivative instruments for speculative or investment purposes.

Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of September 28, 2007, the carrying value of our cash and cash equivalents approximates fair value.

Our short term investments consist of auction rate securities which have long-term underlying maturities (ranging from 20 to 40 years). The market has historically been highly liquid and the interest rates reset every 28 or 31 days. The Company's intent is not to hold these securities to maturity, but rather to use the interest rate reset feature to sell these securities to provide liquidity as needed. The Company's practice is to invest in these securities for higher yields compared to cash equivalents. Such short-term investments are carried at amortized cost, which approximates fair value, due to the short time period associated with the interest reset feature. Gains and losses are included in investment income in the period they are realized. Due to their inherent structure, auction rate securities carry higher market risk than commercial paper investments.

Our short-term debt consists of borrowings under our credit facility with Wachovia Bank, N.A. of $50.0 million, and Junior Notes with current maturities of $49.3 million (4.75% unsecured convertible subordinated notes due November 2007). Interest related to our borrowings under our credit facility with Wachovia Bank, N.A. is at LIBOR plus 0.4% and was approximately 5.4% at September 28, 2007. Consequently, we do not have significant cash flow exposure on this short-term debt. The Junior Notes are convertible into our common stock at a predetermined conversion price. Convertible debt has characteristics that give rise to both interest-rate risk and market risk because the fair value of the convertible security is affected by both the current interest-rate environment and the price of the underlying common stock. For the year ended September 28, 2007, our Junior Notes, on an if-converted basis, were not dilutive and, as a result, had no impact on our net income (loss) per share (assuming dilution). We do not believe that we have significant cash flow exposure on our Junior Notes.

Our long-term debt consists of $200.0 million aggregate principal amount of convertible subordinated notes ("2007 Convertible Notes"). These 2007 Convertible Notes contain cash settlement provisions, which permit the application of the treasury stock method in determining potential share dilution of the conversion spread should the share price of the Company's common stock exceed $9.52. It has been the Company's historical practice to cash settle the principal and interest components of convertible debt instruments, and it is our intention to continue to do so in the future, including settlement of the 2007 Convertible Notes issued in March 2007. These shares have not been included in the computation of earnings per share for the fiscal year ended September 28, 2007, as their effect would have been anti-dilutive. The maximum potential dilution from the settlement of the 2007 Convertible Notes would be approximately 21.0 million shares. We do not believe that we have significant cash flow exposure on our Junior Notes.

Based on our overall evaluation of our market risk exposures from all of our financial instruments at September 28, 2007, a near-term change in interest rates would not materially affect our consolidated financial position, results of operations or cash flows.

Our exposure to fluctuations in foreign currency exchange rates is primarily the result of foreign subsidiaries domiciled in various foreign countries. We do not currently use financial derivative instruments to hedge foreign currency exchange rate risks associated with our foreign subsidiaries, as we do not believe we have any significant foreign exchange rate fluctuation risk because most of our business transactions are denominated in U.S. dollars.

SELECTED FINANCIAL DATA

You should read the data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation," and our consolidated financial statements and related notes appearing elsewhere in this Annual Report. The Company's fiscal year ends on the Friday closest to September 30. Fiscal 2007 consisted of 52 weeks and ended on September 28, 2007, and fiscal years 2006 and 2005 each consisted of 52 weeks and ended on September 29, 2006 and September 30, 2005, respectively. The following balance sheet data and statements of operations data for the five years ended September 28, 2007 were derived from our audited consolidated financial statements. Consolidated balance sheets at September 28, 2007 and at September 29, 2006, and the related consolidated statements of operations and cash flows for each of the three years in the period ended September 28, 2007, and notes thereto appear elsewhere in this Annual Report.

	Fiscal Year				
	2007(6)	2006(6)	2005	2004	2003
	(In thousands except per share data)				
Statement of Operations Data:					
Net revenues	$ 741,744	$ 773,750	$ 792,371	$ 784,023	$ 617,789
Cost of goods sold(5)	454,359	511,071	484,599	470,807	370,940
Gross profit	287,385	262,679	307,772	313,216	246,849
Operating expenses:					
Research and development	126,075	164,106	152,215	152,633	156,077
Selling, general and administrative(4)	94,950	135,801	103,070	97,522	85,432
Amortization of intangible assets(1)	2,144	2,144	2,354	3,043	4,386
Restructuring and special charges(2)	5,730	26,955	—	17,366	34,493
Total operating expenses	228,899	329,006	257,639	270,564	280,388
Operating income (loss)	58,486	(66,327)	50,133	42,652	(33,539)
Interest expense	(12,590)	(14,797)	(14,597)	(17,947)	(21,403)
Other income (expense), net	10,874	8,350	5,453	1,691	1,317
Income (loss) before income taxes and cumulative effect of change in accounting Principle	56,770	(72,774)	40,989	26,396	(53,625)
Provision (benefit) for income taxes	(880)	15,378	15,378	3,984	652
Income (loss) before cumulative effect of change in accounting principle	57,650	(88,152)	25,611	22,412	(54,277)
Cumulative effect of change in accounting principle, net of tax(3)	—	—	—	—	(397,139)
Net income (loss)	$ 57,650	$ (88,152)	$ 25,611	$ 22,412	$ (451,416)
Per share information:					
Income (loss) before cumulative effect of change in accounting principle, basic and diluted	$ 0.36	$ (0.55)	$ 0.16	$ 0.15	$ (0.39)
Cumulative effect of change in accounting principle, net of tax, basic and diluted(3)	—	—	—	—	(2.85)
Net income (loss), basic and diluted	$ 0.36	$ (0.55)	$ 0.16	$ 0.15	$ (3.24)
Balance Sheet Data:					
Working capital	$ 316,494	$ 245,223	$ 337,747	$ 282,613	$ 249,279
Total assets	1,189,908	1,090,496	1,187,843	1,168,806	1,090,668

	Fiscal Year				
	2007(6)	2006(6)	2005	2004	2003
	(In thousands except per share data)				
Long-term liabilities	206,338	185,783	237,044	235,932	280,677
Stockholders' equity	786,347	729,093	792,564	751,623	673,175

(1) Amounts in fiscal 2003 through 2007 primarily reflect amortization of current technology and customer relationships.

(2) In fiscal 2007, we recorded restructuring and other special charges of $4.9 million related to the exit of the baseband product. These charges consist of $4.5 million relating to the exit of certain operating leases, $0.5 million relating to additional severance, $1.4 million related to the write-off of technology licenses and design software, offset by a $1.5 million credit related to the reversal of a reserve originally recorded to account for an engineering vendor charge associated with the exit of the baseband product area. We also recorded an additional approximate $0.8 million charge in restructuring reserves. This charge consists of a single lease obligation that expires in 2008.

In fiscal 2006, we recorded restructuring and other special charges of $27.0 million related to the exit of our baseband product area. Of the $27.0 million, $13.1 million related to severance and benefits, $7.4 million related to the write-down of technology licenses and design software associated with the baseband product area, $4.2 million related to the impairment of baseband related long-lived assets and $2.3 million related to other charges.

In fiscal 2004, we recorded restructuring and special charges of $17.4 million, principally related to the impairment of legacy technology licenses related to our baseband product area.

In fiscal 2003, we recorded restructuring and special charges of $34.5 million, principally related to the impairment of assets related to our infrastructure products.

(3) We adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," on October 1, 2002. As a result of this adoption, we performed a transitional evaluation of our goodwill and intangible assets with indefinite lives. Based on this transitional evaluation, we determined that our goodwill was impaired and recorded a charge of $397.1 million for the cumulative effect of a change in accounting principle in fiscal 2003.

(4) In the fourth quarter of fiscal 2006, we recorded bad debt expense of $35.1 million. Specifically, we recorded charges related to two customers: Vitelcom Mobile and an Asian component distributor.

(5) In the fourth quarter of fiscal 2006, we recorded $23.3 million of inventory charges and reserves primarily related to the exit of our baseband product area.

(6) Fiscal years ended September 28, 2007 and September 29, 2006 included $13.7 million and $14.2 million, respectively, of share-based compensation expense due to the adoption of the Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)"). Fiscal year ended September 28, 2007 includes share-based compensation expense of approximately $1.3 million, $5.6 million and $6.8 million in cost of goods sold, research and development expense, and selling, general and administrative expense, respectively, and fiscal year ended September 29, 2006 includes share-based compensation expense of approximately $2.2 million, $6.3 million and $5.7 million in cost of goods sold, research and development expense and selling, general and administrative expense, respectively.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Years Ended		
	September 28, 2007	September 29, 2006	September 30, 2005
	(In thousands, except per share amounts)		
Net revenues	$741,744	$773,750	$792,371
Cost of goods sold (includes share-based compensation expense of $1,274 and $2,174 for the fiscal years ended September 28, 2007 and September 29, 2006, respectively)	454,359	511,071	484,599
Gross profit	287,385	262,679	307,772
Operating expenses:			
Research and development (includes share-based compensation expense of $5,590 and $6,311 for the fiscal years ended September 28, 2007 and September 29, 2006, respectively)	126,075	164,106	152,215
Selling, general and administrative (includes share-based compensation expense of $6,873 and $5,734 for the fiscal years ended September 28, 2007 and September 29, 2006, respectively)	94,950	135,801	103,070
Amortization of intangible assets	2,144	2,144	2,354
Restructuring and special charges	5,730	26,955	—
Total operating expenses	228,899	329,006	257,639
Operating income (loss)	58,486	(66,327)	50,133
Interest expense	(12,590)	(14,797)	(14,597)
Other income, net	10,874	8,350	5,453
Income (loss) before income taxes	56,770	(72,774)	40,989
Provision (benefit) for income taxes	(880)	15,378	15,378
Net income (loss)	$ 57,650	$ (88,152)	$ 25,611
Per share information:			
Net income (loss), basic and diluted	$ 0.36	$ (0.55)	$ 0.16
Number of weighted-average shares used in per share computations, basic	159,993	159,408	157,453
Number of weighted-average shares used in per share computations, diluted	161,064	159,408	158,857

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	As of	
	September 28, 2007	September 29, 2006
	(In thousands, except per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 241,577	$ 136,749
Short-term investments	5,700	28,150
Restricted cash	6,502	6,302
Receivables, net of allowance for doubtful accounts of $1,662 and $37,022, respectively	167,319	158,798
Inventories	82,109	81,529
Other current assets	10,511	9,315
Total current assets	513,718	420,843
Property, plant and equipment, less accumulated depreciation and amortization of $280,738 and $250,195, respectively	153,516	150,383
Goodwill	480,890	493,389
Intangible assets, less accumulated amortization of $13,199 and $11,055, respectively	13,442	15,586
Deferred tax assets	14,459	251
Other assets	13,883	10,044
Total assets	$1,189,908	$1,090,496
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ 99,335	$ 50,000
Accounts payable	56,417	73,071
Accrued compensation and benefits	28,392	25,297
Other current liabilities	13,079	27,252
Total current liabilities	197,223	175,620
Long-term debt, less current maturities	200,000	179,335
Other long-term liabilities	6,338	6,448
Total liabilities	403,561	361,403
Commitments and contingencies (Note 11 and Note 12)		
Stockholders' equity:		
Preferred stock, no par value: 25,000 shares authorized, no shares issued	—	—
Common stock, $0.25 par value: 525,000 shares authorized; 165,593 shares issued and 161,101 shares outstanding at September 28, 2007 and 161,690 shares issued and 161,659 shares outstanding at September 29, 2006	40,275	40,414
Additional paid-in capital	1,382,230	1,351,190
Treasury Stock	(31,855)	(173)
Accumulated deficit	(604,089)	(661,739)
Accumulated other comprehensive loss	(214)	(599)
Total stockholders' equity	786,347	729,093
Total liabilities and stockholders' equity	$1,189,908	$1,090,496

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended		
	September 28, 2007	September 29, 2006	September 30, 2005
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 57,650	$ (88,152)	$ 25,611
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Share-based compensation expense	13,737	14,219	—
Depreciation	39,237	38,217	37,277
Charge in lieu of income tax expense	—	—	11,104
Amortization of intangible assets	2,144	2,144	2,354
Amortization of deferred financing costs	2,311	1,992	1,596
Contribution of common shares to savings and retirement plans	8,565	8,064	10,437
Non-cash restructuring expense	419	6,426	—
Deferred income taxes	(1,741)	16,547	3,253
Loss on sale of assets	227	73	28
Asset impairments	—	4,197	—
Provision for losses on accounts receivable	2,203	31,206	5,127
Changes in assets and liabilities:			
Receivables	(10,724)	(18,177)	(18,809)
Inventories	(247)	(3,454)	2,172
Other assets	(1,534)	(3,395)	(3,706)
Accounts payable	(16,654)	795	(1,129)
Other liabilities	(10,815)	16,524	(21,118)
Net cash provided by operating activities	84,778	27,226	54,197
Cash flows from investing activities:			
Capital expenditures	(42,596)	(49,359)	(38,135)
Receipts from property held for sale	—	6,567	—
Sale of short-term investments	978,046	1,094,985	1,223,181
Purchase of short-term investments	(955,596)	(1,009,810)	(1,251,470)
Net cash provided by (used in) investing activities	(20,146)	42,383	(66,424)
Cash flows from financing activities:			
Proceeds from 2007 Convertible Notes	200,000	—	—
Payments on Junior Notes	(130,000)	(50,665)	—
Deferred financing costs	(6,189)	—	—
Change in restricted cash	(200)	(290)	—
Repurchase of common stock	(31,681)	(173)	—
Exercise of stock options	8,266	1,746	5,244
Net cash provided by (used in) financing activities	40,196	(49,382)	5,244
Net increase (decrease) in cash and cash equivalents	104,828	20,227	(6,983)
Cash and cash equivalents at beginning of period	136,749	116,522	123,505
Cash and cash equivalents at end of period	$ 241,577	$ 136,749	$ 116,522
Supplemental cash flow disclosures:			
Taxes paid	$ 1,117	$ 2,023	$ 1,221
Interest paid	$ 12,479	$ 13,787	$ 13,030
Supplemental disclosure of non-cash activities:			
Non-cash proceeds received from non-monetary exchange	$ —	$ 760	$ —

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Shares of Common Stock	Par Value of Common Stock	Shares of Treasury Stock	Value of Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
					(In thousands)			
Balance at October 1, 2004	156,012	39,003	—	—	1,312,603	(599,197)	(786)	751,623
Net income	—	—	—	—	—	25,611	—	25,611
Pension adjustment	—	—	—	—	—	—	(351)	(351)
Other comprehensive loss	—	—	—	—	—	—	(351)	(351)
Comprehensive income	—	—	—	—	—	—	—	25,260
Issuance of common shares for stock purchase plans, 401(k) and stock option plans	2,452	613	—	—	14,932	—	—	15,545
Issuance and expense of restricted stock and acceleration of options	161	40	—	—	96	—	—	136
Balance at September 30, 2005	158,625	$39,656	—	$ —	$1,327,631	$(573,586)	$(1,137)	$792,564
Net loss	—	—	—	—	—	(88,153)	—	(88,153)
Pension adjustment	—	—	—	—	—	—	538	538
Other comprehensive income	—	—	—	—	—	—	538	538
Comprehensive loss	—	—	—	—	—	—	—	(87,615)
Issuance and expense of common shares for stock purchase plans, 401(k) and stock option plans	1,982	496	—	—	22,528	—	—	23,024
Issuance and expense of common shares for restricted stock and performance shares	1,083	270	—	—	1,023	—	—	1,293
Shares withheld for taxes	(31)	(8)	31	(173)	8	—	—	(173)
Balance at September 29, 2006	161,659	$40,414	31	$ (173)	$1,351,190	$(661,739)	$ (599)	$729,093
Net income	—	—	—	—	—	57,650	—	57,650
Pension adjustment	—	—	—	—	—	—	159	159
Other comprehensive income	—	—	—	—	—	—	159	159
Comprehensive income	—	—	—	—	—	—	—	57,809
Adjustment to initially apply SFAS 158	—	—	—	—	—	—	226	226
Issuance and expense of common shares for stock purchase plans, 401(k) and stock option plans	3,221	805	—	—	25,468	—	—	26,273
Issuance and expense of common shares for restricted stock and performance shares	682	171	—	—	4,457	—	—	4,628
Repurchase of common stock	(4,255)	(1,064)	4,255	(30,083)	1,064	—	—	(30,083)
Shares withheld for taxes	(206)	(51)	206	(1,599)	51	—	—	(1,599)
Balance at September 28, 2007	161,101	$40,275	4,492	$(31,855)	$1,382,230	$(604,089)	$ (214)	$786,347

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Skyworks Solutions, Inc. ("Skyworks" or the "Company") designs, manufactures and markets a broad range of high performance analog and mixed signal semiconductors that enable wireless connectivity. Our power amplifiers (PAs), front-end modules (FEMs) and integrated radio frequency (RF) solutions can be found in many of the cellular handsets sold by the world's leading manufacturers. Leveraging our core analog technologies, we also offer a diverse portfolio of linear integrated circuits (ICs) that support automotive, broadband, cellular infrastructure, industrial and medical applications.

Skyworks was formed through the merger ("Merger") of the wireless business of Conexant Systems, Inc. ("Conexant") and Alpha Industries, Inc. ("Alpha") on June 25, 2002, pursuant to an Agreement and Plan of Reorganization, dated as of December 16, 2001, and amended as of April 12, 2002, by and among Alpha, Conexant and Washington Sub, Inc. ("Washington"), a wholly-owned subsidiary of Conexant to which Conexant spun off its wireless communications business. Pursuant to the Merger, Washington merged with and into Alpha, with Alpha as the surviving corporation. Immediately following the Merger, Alpha purchased Conexant's semiconductor assembly and test facility located in Mexicali, Mexico and certain related operations (the "Mexicali Operations"). For purposes of this Annual Report, the Washington business and the Mexicali Operations are collectively referred to as "Washington/Mexicali". Shortly thereafter, Alpha, which was incorporated in Delaware in 1962, changed its corporate name to Skyworks Solutions, Inc.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenues from product sales are recognized upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue from license fees and intellectual property sales is recognized when these fees are due and payable, and all other criteria of SEC Staff Accounting Bulletin No. 104, ("Revenue Recognition") have been met. We ship product on consignment to certain customers and only recognize revenue when the customer notifies us that the inventory has been consumed. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under agreements allowing for price protection and/or a right of return on unsold products. A reserve for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating a reserve.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates, and additional allowances would be required

PRINCIPLES OF CONSOLIDATION

All majority owned subsidiaries are included in the Company's Consolidated Financial Statements and all intercompany balances are eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year ends on the Friday closest to September 30. Fiscal 2007 consisted of 52 weeks and ended on September 28, 2007, and fiscal years 2006 and 2005 each consisted of 52 weeks and ended on September 29, 2006 and September 30, 2005, respectively.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ materially from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash deposited in demand deposits at banks and highly liquid investments with original maturities of 90 days or less as well as commercial paper with original maturities of 90 days or less.

SHORT-TERM INVESTMENTS

The Company's short-term investments are classified as available for sale. These investments consist of auction rate securities which have long-term underlying maturities (ranging from 20 to 40 years), however the market has historically been highly liquid and the interest rates reset every 28 or 31 days. The Company's intent is not to hold these securities to maturity, but rather to use the interest rate reset feature to sell these securities to provide liquidity as needed. The Company's practice is to invest in these securities for higher yields compared to cash equivalents. Such short-term investments are carried at amortized cost, which approximates fair value, due to the short time period associated with the interest rate reset feature. Gains and losses are included in investment income in the period they are realized.

RESTRICTED CASH

Restricted cash is primarily used to collateralize the Company's obligation under a receivables purchase agreement under which it has agreed to sell from time to time certain of its accounts receivable to Skyworks USA, Inc. ("Skyworks USA"), a wholly-owned special purpose entity that is fully consolidated for accounting purposes. Concurrently, Skyworks USA entered into an agreement with Wachovia Bank, N.A. providing for a $50 million credit facility ("Facility Agreement") secured by the purchased accounts receivable. For further information regarding the Facility Agreement, please see Note 7 to the Consolidated Financial Statements.

INVENTORIES

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market value. The Company provides for estimated obsolescence or unmarketable inventory based upon assumptions about future demand and market conditions. The recoverability of inventories is assessed through an on-going review of inventory levels in relation to sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand (generally in excess of twelve months), the value of such inventory that is not expected to be sold at the time of the review is written down. The amount of the write-down is the excess of historical cost over estimated realizable value (generally zero).

Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. If actual demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Some or all of the inventories that have been written-down may be retained and made available for sale. In the event that actual demand is higher than originally projected, a portion of these inventories may be able to be sold in the future. Inventories that have been written-down and are identified as obsolete are generally scrapped.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method. Significant renewals and betterments are capitalized and equipment taken out of service is written off. Maintenance and repairs, as well as renewals of a minor amount, are expensed as incurred.

Estimated useful lives used for depreciation purposes are 5 to 30 years for buildings and improvements and 3 to 10 years for machinery and equipment. Leasehold improvements are depreciated over the lesser of the economic life or the life of the associated lease.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

VALUATION OF LONG-LIVED ASSETS

Carrying values for long-lived assets and definite lived intangible assets, which excludes goodwill, are reviewed for possible impairment as circumstances warrant in connection with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Impairment reviews are conducted at the judgment of management whenever events or changes in circumstances indicate that the carrying amount of any such asset or asset group may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance. The Company's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the Company's business model or changes in its operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value of an asset or asset group, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset or asset group. Fair value is determined using discounted cash flows.

GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." The goodwill and other intangible asset impairment test is a two-step process. The first step of the impairment analysis compares the Company's fair value to its net book value to determine if there is an indicator of impairment. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. The Company calculates fair value using the average market price of its common stock over a seven-day period surrounding the annual impairment testing date of the first day of the fourth fiscal quarter and the number of shares of common stock outstanding on the date of the annual impairment test (the first day of the fourth fiscal quarter). If the assessment in the first step indicates impairment then the Company performs step two. Step two of the analysis compares the implied fair value of goodwill and other intangible assets to its carrying amount in a manner similar to a purchase price allocation for a business combination. If the carrying amount of goodwill and other intangible assets exceeds its implied fair value, an impairment loss is recognized equal to that excess. We test our goodwill and other intangible assets for impairment annually as of the first day of our fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill or other intangible assets may be impaired. Indicators such as unexpected adverse business conditions, economic factors, unanticipated technological change or competitive activities, loss of key personnel, and acts by governments and courts, may signal that an asset has become impaired.

DEFERRED FINANCING COSTS

Financing costs are capitalized as an asset on the Company's balance sheet and amortized on a straight-line basis over the life of the financing. The Company amortized additional deferred financing costs during fiscal 2007 due to the early extinguishment of $130.0 million of its long-term debt. We also incurred additional deferred financing costs as a result of the issuance of the 2007 Convertible Notes as more fully described in Note 7 to the Consolidated Financial Statements.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and assesses the adequacy of the valuation allowance quarterly. Likewise, in the event that the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income or decrease the carrying value of goodwill in the period such determination was made.

It was previously the Company's intention to permanently reinvest the undistributed earnings of all its foreign subsidiaries in accordance with Accounting Principles Board Opinion No. 23, "Accounting for Income Taxes — Special Areas". During the fiscal year ended September 30, 2005, the Company reversed its policy of permanently reinvesting the earnings of its Mexican business. This policy reversal increased the 2005 tax provision by $9.0 million. For the fiscal year ended September 28, 2007, U.S. income tax was provided on current earnings attributable to our operations in Mexico. No provision has been made for U.S. federal, state, or additional foreign income taxes that would be due upon the actual or deemed distribution of undistributed earnings of the other foreign subsidiaries, which have been, or are, intended to be, permanently reinvested.

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" the "FASB Staff Position"). The Company adopted the alternative transition method provided in the FASB Staff Position for calculating the tax effects of share-based compensation pursuant to SFAS 123(R) during the year ended September 29, 2006. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee share-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee share-based compensation awards that are outstanding upon adoption of SFAS 123(R). Under the simplified method the Company's beginning APIC pool is zero and the ending APIC pool balance at September 28, 2007 remains zero.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred.

FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, short-term debt and accrued liabilities approximates fair value due to short-term maturities of these assets and liabilities. Fair values of long-term debt and short-term investments are based on quoted market prices at the date of measurement.

SHARE-BASED COMPENSATION

On October 1, 2005, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options, employee stock purchases related to the Company's 2002 Employee Stock Purchase Plan ("ESPP"), restricted stock and other special equity awards based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, "Share Based Payment" ("SAB 107"), providing interpretative guidance relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of October 1, 2005, the first day of the Company's fiscal year 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company's practice in general is to issue shares of common stock upon exercise or settlement of options and to issue shares in connection with the Employee Stock Purchase Plan ("ESPP") from previously unissued shares.

The fair value of stock-based awards is amortized over the requisite service period, which is defined as the period during which an employee is required to provide service in exchange for an award. The Company uses a straight-line attribution method for all grants that include only a service condition. Due to the existence of a market condition, certain restricted stock grants are expensed over the service period for each separately vesting tranche.

Share-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Share-based compensation expense recognized in the Company's Consolidated Statement of Operations for the fiscal year ended September 28, 2007 included compensation expense for share-based payment awards granted on or before, but not yet vested as of, September 30, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and compensation expense for the share-based payment awards granted subsequent to September 30, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). As share-based compensation expense recognized in the Consolidated Statement of Operations for the fiscal year ended September 28, 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Upon adoption of SFAS 123(R), the Company elected to retain its method of valuation for share-based awards using the Black-Scholes option-pricing model ("Black-Scholes model") which was also previously used for the Company's pro forma information required under SFAS 123. The Company's determination of fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to; the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

PENSIONS AND RETIREE MEDICAL BENEFITS

In connection with Conexant's spin-off of its Washington/Mexicali business, Conexant transferred obligations to Washington/Mexicali for its pension plan and retiree benefits. The amounts that were transferred relate to twenty Washington/Mexicali employees that had enrolled in Conexant's Voluntary Early Retirement Plan ("VERP") in 1998. The VERP also provides health care benefits to members of the plan. The Company currently does not offer pension plans or retiree benefits to its employees.

The costs and obligations of the Company's pension and retiree medical plans are calculated using many assumptions, the amount of which cannot be completely determined until the benefit payments cease. The most significant assumptions, as presented in Note 10 to the Consolidated Financial Statements, include discount rate, expected return on plan assets and future trends in health care costs. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. Actual results may differ substantially from these assumptions. These differences may significantly impact future pension or retiree medical expenses.

Annual pension and retiree medical expense is principally the sum of three components: 1) increase in liability from interest; less 2) expected return on plan assets; and 3) other gains and losses as described below. The expected return on plan assets is calculated by applying an assumed long-term rate of return to the fair value of plan assets. In any given year, actual returns can differ significantly from the expected return. Differences between the actual and expected return on plan assets are combined with gains or losses resulting from the revaluation of plan liabilities. Plan liabilities are revalued annually, based on updated assumptions and information about the individuals covered by the plan. The combined gain or loss is generally expensed evenly over the remaining years that employees are expected to work.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS 158 requires companies to recognize the over-funded and under-funded status of defined benefit pension and other postretirement plans as assets or liabilities on their balance sheets. In addition, changes in the funded status must be recognized through other comprehensive income in shareholders' equity in the year in which the changes occur. We adopted SFAS 158 on September 28, 2007. In accordance with the transition rules in SFAS 158, this standard is being adopted on a prospective basis. The adoption of SFAS 158 resulted in an immaterial adjustment to our balance sheet, and had no impact on our net earnings or cash flows.

COMPREHENSIVE INCOME (LOSS)

The Company accounts for comprehensive income (loss) in accordance with the provisions of SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 is a financial statement presentation standard that requires the Company to disclose non-owner changes included in equity but not included in net income or loss. Accumulated comprehensive loss presented in the financial statements consists of adjustments to the Company's minimum pension liability as follows (in thousands):

	Pension Adjustments	Accumulated Other Comprehensive Loss
Balance as of September 30, 2005	(1,137)	(1,137)
Change in period	538	538
Balance as of September 29, 2006	$ (599)	$ (599)
Pension adjustment	159	159
Adjustment to initially apply SFAS 158	226	226
Balance as of September 28, 2007	$ (214)	$ (214)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006, and is therefore effective for the Company in fiscal year 2008. We are currently evaluating the impact that adopting FIN 48 will have on the Company's financial position and results of operations, however at this time the Company does not expect the impact to materially affect its results from operations or financial position.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has not yet determined the impact that SFAS 157 will have on its results from operations or financial position.

SAB 108

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which provides interpretive guidance on how the effects of the carryover or reversal of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company adopted SAB 108 in fiscal year 2007 and its adoption did not materially impact its results from operations or financial position.

SFAS 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159") including an amendment of SFAS No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for the Company beginning in fiscal 2009. The Company is currently evaluating SFAS 159 and the impact that it may have on results of operations or financial position.

NOTE 3. MARKETABLE SECURITIES

Marketable securities are categorized as available for sale and are summarized as follows as of September 28, 2007 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Short term available for sale securities:				
Auction rate securities	$5,700	$—	$—	$5,700
Total marketable securities	$5,700	$—	$—	$5,700

Marketable securities are categorized as available for sale and are summarized as follows as of September 29, 2006 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Short term available for sale securities:				
Auction rate securities	$28,150	$—	$—	$28,150
Total marketable securities	$28,150	$—	$—	$28,150

NOTE 4. INVENTORY

Inventories consist of the following (in thousands):

	As of	
	September 28, 2007	September 29, 2006
Raw materials	$ 6,624	$ 9,476
Work-in-process	48,128	52,097
Finished goods	27,357	19,956
	$82,109	$81,529

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following (in thousands):

	As of	
	September 28, 2007	September 29, 2006
Land	$ 9,423	$ 9,423
Land and leasehold improvements	4,394	3,990
Buildings	39,730	37,481
Furniture and Fixtures	24,485	23,101
Machinery and equipment	343,551	304,019
Construction in progress	12,671	22,564
	434,254	400,578
Accumulated depreciation and amortization	(280,738)	(250,195)
	$ 153,516	$ 150,383

NOTE 6. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets are principally the result of the Merger completed on June 25, 2002. The Company tests its goodwill for impairment annually as of the first day of its fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. The Company completed its annual goodwill impairment test for fiscal 2007 and determined that as of July 1, 2007, its goodwill was not impaired.

Goodwill and intangible assets consist of the following (in thousands):

		As of					
		September 28, 2007			September 29, 2006		
	Weighted Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill		$480,890	$ —	$480,890	$493,389	$ —	$493,389
Amortized intangible assets							
Developed technology	10	$ 10,550	$ (6,399)	$ 4,151	$ 10,550	$ (5,525)	$ 5,025
Customer relationships	10	12,700	(6,678)	6,022	12,700	(5,408)	7,292
Other	3	122	(122)	—	122	(122)	—
		23,372	(13,199)	10,173	23,372	(11,055)	12,317
Unamortized intangible assets							
Trademarks		3,269	—	3,269	3,269	—	3,269
Total intangible assets		$ 26,641	$(13,199)	$ 13,442	$ 26,641	$(11,055)	$ 15,586

Annual amortization expense related to intangible assets is as follows (in thousands):

	Fiscal Years Ended		
	September 28, 2007	September 29, 2006	September 30, 2005
Amortization expense	$2,144	$2,144	$2,165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The changes in the gross carrying amount of goodwill and intangible assets are as follows:

	Goodwill and Intangible Assets					
	Goodwill	Developed Technology	Customer Relationships	Trademarks	Other	Total
Balance as of September 30, 2005	$493,389	$10,550	$12,700	$3,269	$122	$520,030
Deductions during year	—	—	—	—	—	—
Balance as of September 29, 2006	$493,389	$10,550	$12,700	$3,269	$122	$520,030
Deductions during year	(12,499)	—	—	—	—	(12,499)
Balance as of September 28, 2007	$480,890	$10,550	$12,700	$3,269	$122	$507,531

The reduction to goodwill in fiscal 2007 results from the utilization of deferred tax assets for which no tax benefit was recognized as of the date of the Merger. The remaining pre-Merger deferred tax assets that could reduce goodwill in future periods are $18.6 million as of September 28, 2007.

Annual amortization expense related to intangible assets is expected to be as follows (in thousands):

	2008	2009	2010	2011	2012
Amortization expense	$2,144	$2,144	$2,144	$2,144	$1,597

NOTE 7. BORROWING ARRANGEMENTS

LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	Fiscal Years Ended	
	September 28, 2007	September 29, 2006
Junior Notes	$ 49,335	$179,335
2007 Convertible Notes	200,000	—
Long-term debt	$249,335	$179,335
Less-current maturities	49,335	—
	$200,000	$179,335

On March 2, 2007, the Company issued $200.0 million aggregate principal amount of convertible subordinated notes ("2007 Convertible Notes"). The offering contained two tranches. The first tranche consists of $100.0 million of 1.25% convertible subordinated notes due March 2010. The second tranche consists of $100.0 million of 1.50% convertible subordinated notes due March 2012. The conversion price of the 2007 Convertible Notes is 105.0696 shares per $1,000 principal amount of notes to be redeemed, which is the equivalent of a conversion price of approximately $9.52 per share, plus accrued and unpaid interest, if any, to the conversion date. Holders may require the Company to repurchase the 2007 Convertible Notes upon a change in control of the Company. The Company pays interest in cash semi-annually in arrears on March 1 and September 1 of each year. It has been the Company's historical practice to cash settle the principal and interest components of convertible debt instruments, and it is our intention to continue to do so in the future, including settlement of the 2007 Convertible Notes. The fair value of the Company's 2007 Convertible Notes approximated $230.3 million at September 28, 2007.

Junior Notes represent the Company's 4.75% convertible subordinated notes due November 15, 2007. These Junior Notes can be converted into 110.4911 shares of common stock per $1,000 principal balance, which is the equivalent of a conversion price of approximately $9.05 per share. The Company could have redeemed the Junior Notes for $1,000 per $1,000 principal amount of notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date. Holders required the Company to repurchase the Junior Notes upon a change in control of the Company. The Company paid interest in cash semi-annually in arrears on May 15 and November 15 of each year. During the fiscal year ended September 28, 2007, the Company redeemed $130.0 million in aggregate principal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amount of the Junior Notes at a redemption price of $1,000 per $1,000 principal amount of notes plus $2.3 million in accrued and unpaid interest. The fair value of the Company's Junior Notes approximated $50.2 million at September 28, 2007. The Company retired the remaining $49.3 million in aggregate principal amount of the Junior Notes, plus $1.2 million in accrued and unpaid interest, on the due date of November 15, 2007.

Aggregate annual maturities of long-term debt are as follows (in thousands):

Fiscal Year	
2008	49,335
2009	—
2010	100,000
2011	—
2012	100,000
	$249,335

SHORT-TERM DEBT

Short-term debt consists of the following (in thousands):

	Fiscal Years Ended	
	September 28, 2007	September 29, 2006
Current maturities of long-term debt	49,335	—
Facility Agreement	50,000	50,000
	$99,335	$50,000

On July 15, 2003, the Company entered into a receivables purchase agreement under which it has agreed to sell from time to time certain of its accounts receivable to Skyworks USA, Inc. ("Skyworks USA"), a wholly-owned special purpose entity that is fully consolidated for accounting purposes. Concurrently, Skyworks USA entered into an agreement with Wachovia Bank, N.A. providing for a $50.0 million credit facility ("Facility Agreement") secured by the purchased accounts receivable. As a part of the consolidation, any interest incurred by Skyworks USA related to monies it borrows under the Facility Agreement is recorded as interest expense in the Company's results of operations. The Company performs collections and administrative functions on behalf of Skyworks USA. Interest related to the Facility Agreement is at LIBOR plus 0.4% which approximated 5.4% at September 28, 2007. As of September 28, 2007, Skyworks USA had borrowed $50.0 million under this agreement. The Company retired the remaining $49.3 million in aggregate principal amount of the Junior Notes on the due date of November 15, 2007.

NOTE 8. INCOME TAXES

Income (loss) before income taxes consists of the following components (in thousands):

	Fiscal Years Ended		
	September 28, 2007	September 29, 2006	September 30, 2005
United States	$54,685	$(87,169)	$23,885
Foreign	2,085	14,395	17,104
	$56,770	$(72,774)	$40,989

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The provision for income taxes consists of the following (in thousands):

	Fiscal Years Ended		
	September 28, 2007	September 29, 2006	September 30, 2005
Current tax expense (benefit):			
Federal	$ —	$ (52)	$ 367
State	(461)	—	(1,032)
Foreign	1,149	438	1,178
	688	386	513
Deferred tax expense:			
Federal	(1,672)	—	—
State	—	—	—
Foreign	104	14,992	3,761
	(1,568)	14,992	3,761
Charge in lieu of tax expense	—	—	11,104
Provision for income taxes	$ (880)	$15,378	$15,378

The actual income tax expense is different than that which would have been computed by applying the federal statutory tax rate to income (loss) before income taxes. A reconciliation of income tax expense as computed at the United States Federal statutory income tax rate to the provision for income tax expense follows (in thousands):

	Fiscal Years Ended		
	September 28, 2007	September 29, 2006	September 30, 2005
Tax (benefit) expense at United States statutory rate	$ 19,870	$(25,471)	$ 14,346
Foreign tax rate difference	(301)	10,391	(1,048)
Deemed dividend from foreign subsidiary	—	—	8,956
Research and development credits	(7,495)	(1,500)	(5,000)
Release of tax reserve	(461)	—	(1,032)
Change in valuation allowance	(14,306)	31,261	(13,436)
Charge in lieu of tax expense	—	—	11,104
Foreign withholding tax	825	—	—
Other, net	988	697	1,488
Provision for income taxes	$ (880)	$ 15,378	$ 15,378

The charge in lieu of tax expense resulted from partial recognition of certain acquired tax benefits that were subject to a valuation allowance at the time of acquisition, the realization of which required a reduction of goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following (in thousands):

	Fiscal Years Ended	
	September 28, 2007	September 29, 2006
Deferred Tax Assets:		
Current:		
Inventories	$ 5,978	$ 10,550
Bad debts	559	13,431
Accrued compensation and benefits	3,364	4,242
Product returns, allowances and warranty	1,037	1,648
Restructuring	1,904	7,845
Current deferred tax assets	12,842	37,716
Less valuation allowance	(10,213)	(36,070)
Net current deferred tax assets	2,629	1,646
Long-term:		
Property, plant and equipment	10,739	9,859
Intangible assets	11,018	7,439
Retirement benefits and deferred compensation	9,949	5,712
Net operating loss carryforwards	75,884	62,768
Federal tax credits	34,139	23,934
State investment credits	16,268	5,560
Restructuring	—	—
Other — net	1,482	3,733
Long-term deferred tax assets	159,479	119,005
Less valuation allowance	(141,042)	(118,755)
Net long-term deferred tax assets	18,437	250
Deferred tax assets	172,321	156,721
Less valuation allowance	(151,255)	(154,825)
Net deferred tax assets	21,066	1,896
Deferred Tax Liabilities:		
Current:		
Prepaid insurance	(716)	(772)
Other — net	(1,549)	(535)
Current deferred tax liabilities	(2,265)	(1,307)
Long-term:		
Intangible assets	(3,978)	—
Long-term deferred tax liabilities	(3,978)	—
Net deferred tax liabilities	(6,243)	(1,307)
Total deferred tax assets	14,823	589

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with SFAS 109, "Accounting for Income Taxes", management has determined that it is more likely than not that a portion of our historic and current year income tax benefits will not be realized. As of September 28, 2007, the Company has established a valuation allowance for deferred tax assets of $151.3 million. The net change in the valuation allowance of $3.6 million is principally due to increased net operating losses and federal tax credits that were not tax benefited, offset by a partial reversal of valuation allowance related to certain deferred tax assets. When recognized, the tax benefits relating to any future reversal of the valuation allowance on deferred tax assets at September 28, 2007 will be accounted for as follows: approximately $128.8 million will be recognized as an income tax benefit, $18.6 million will be recognized as a reduction to goodwill and $3.9 million will be recognized as an increase to shareholders' equity for certain tax deductions from employee stock options.

Based on the Company's evaluation of the realizability in future years of its deferred tax assets, $14.2 million of the Company's valuation allowance was reversed due to the Company's projection of future income. The amount reversed consisted of $1.7 million recognized as income tax benefit, and $12.5 million recognized as a reduction to goodwill.

Deferred tax assets have been recognized for foreign operations when management believes they will more likely than not be recovered during the carryforward period. The Company does not expect to recognize any income tax benefits relating to future operating losses generated in the United States until management determines that such benefits are more likely than not to be realized.

In 2006, the Company reorganized its Mexico operations. As a result, the long term deferred tax asset relating to the impairment of Mexico assets was written off because the machinery and equipment was transferred to a United States company. The write-off increased tax expense by $14.6 million net of a deferred tax charge associated with this reorganization. The deferred tax asset allowable for United States tax purposes is included in the Company's U.S. deferred tax assets subject to a valuation allowance as previously discussed.

As of September 28, 2007, the Company has United States federal net operating loss carryforwards of approximately $216.7 million, which will expire at various dates through 2027 and aggregate state net operating loss carryforwards of approximately $16.6 million, which will expire at various dates through 2017. The Company also has United States federal and state income tax credit carryforwards of approximately $57.3 million. The United States federal tax credits expire at various dates through 2027. The state tax credits relate primarily to California research tax credits which can be carried forward indefinitely.

No provision has been made for United States federal, state, or additional foreign income taxes related to approximately $11.0 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. It is not practicable to determine the United States federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

In fiscal 2005 our subsidiary in Mexico issued a dividend of approximately $25.6 million of earnings to the United States. Such earnings, which were not subject to Mexico withholding tax and could be applied against United States net operating loss carryforwards, resulted in no significant United States income tax expense. Earnings of our Mexico subsidiary are no longer considered permanently reinvested, and accordingly, United States income taxes are provided on current earnings attributable to our earnings in Mexico.

NOTE 9. STOCKHOLDERS' EQUITY

COMMON STOCK

The Company is authorized to issue (1) 525,000,000 shares of common stock, par value $0.25 per share, and (2) 25,000,000 shares of preferred stock, without par value.

Holders of the Company's common stock are entitled to such dividends as may be declared by the Company's Board of Directors out of funds legally available for such purpose. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or declared and set aside. In the event of the Company's liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock.

Each holder of the Company's common stock is entitled to one vote for each such share outstanding in the holder's name. No holder of common stock is entitled to cumulate votes in voting for directors. The Company's second amended and restated certificate of incorporation provides that, unless otherwise determined by the Company's Board of Directors, no holder of common stock has any preemptive right to purchase or subscribe for any stock of any class which the Company may issue or sell.

In March 2007, the Company repurchased approximately 4.3 million of its common shares for $30.1 million as authorized by the Company's Board of Directors. The Company has no publicly disclosed stock repurchase plans.

At September 28, 2007, the Company had 165,593,541 shares of common stock issued and 161,101,440 shares outstanding.

PREFERRED STOCK

The Company's second amended and restated certificate of incorporation permits the Company to issue up to 25,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by the Company's Board of Directors without any further action by the Company's stockholders. The designation, powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock. At September 28, 2007, the Company had no shares of preferred stock issued or outstanding.

EMPLOYEE STOCK BENEFIT PLANS

Net income for the fiscal year ended September 28, 2007 included share-based compensation expense under SFAS 123(R) of $13.7 million including $7.8 million on employee stock options, $2.5 million on restricted stock with service and market conditions for vesting, $1.4 million on restricted stock with service conditions only for vesting, $0.7 million on performance units, and $1.3 million on the Employee Stock Purchase Plan ("ESPP"). Net loss for the fiscal year ended September 29, 2006 included share-based compensation expense under SFAS 123(R) of $14.2 million including $11.2 million on employee stock options, $0.7 million on restricted stock with service and market conditions, $0.3 million on restricted stock with service conditions only, $0.3 million on performance units, and $1.7 million on the Employee Stock Purchase Plan ("ESPP"). Net income for fiscal year ended September 30, 2005 reflected share-based compensation expense of $26,000 for restricted stock awards issued during the period. No share-based compensation expense related to employee stock options or ESPP purchases was recognized prior to October 1, 2005 because the Company had not adopted the recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

Employee Stock Purchase Plan

The Company maintains a domestic and an international employee stock purchase plan. Under these plans, eligible employees may purchase common stock through payroll deductions of up to 10% of compensation. The price per share is the lower of 85% of the market price at the beginning or end of each offering period (generally six months). The plans provide for purchases by employees of up to an aggregate of 5.5 million shares through December 31, 2012. Shares of common stock purchased under these plans in fiscal 2007, 2006, and 2005 were 830,103, 835,621, and 824,211, respectively. At September 28, 2007, there are 0.9 million shares available for purchase. The Company recognized compensation expense of $1.3 million and $1.7 million for the fiscal years ended September 28, 2007, and September 29, 2006, respectively. The Company did not recognize any compensation expense under these plans in fiscal 2005.

Employee Stock Option Plans

The Company has share-based compensation plans under which employees and directors may be granted options to purchase common stock. Options are generally granted with exercise prices at not less than the fair

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

market value on the grant date, generally vest over 4 years and expire 7 or 10 years after the grant date. As of September 28, 2007, a total of 69.9 million shares are authorized for grant under the Company's share-based compensation plans, which includes 23.2 million shares authorized in connection with the Merger. There were 27.9 million options outstanding as of the fiscal year ended September 28, 2007, which included 8.1 million options issued in connection with the Merger. The number of common shares reserved for granting of future awards to employees and directors under these plans was 13.8 million at September 28, 2007. The remaining unrecognized compensation expense on stock options at September 28, 2007 was $17.9 million, and the weighted average period over which the cost is expected to be recognized is approximately 2.4 years.

As of September 28, 2007, the Company had 9 equity compensation plans under which our equity securities are authorized for issuance to our employees and/or directors:

- the 1994 Non-Qualified Stock Option Plan
- the 1996 Long-Term Incentive Plan
- the Directors' 1997 Non-Qualified Stock Option Plan
- the 1999 Employee Long-Term Incentive Plan
- the Directors' 2001 Stock Option Plan
- the Non-Qualified Employee Stock Purchase Plan
- the 2002 Employee Stock Purchase Plan
- the Washington Sub, Inc. 2002 Stock Option Plan and
- the 2005 Long-Term Incentive Plan

Except for the 1999 Employee Long-Term Incentive Plan, the Washington Sub, Inc. 2002 Stock Option Plan and the Non-Qualified Employee Stock Purchase Plan, each of the foregoing equity compensation plans was approved by our stockholders.

Restricted Stock Awards with Service Conditions

The Company's share-based compensation plans provide for awards of restricted shares of common stock and other stock-based incentive awards to officers, other employees and certain non-employees. Restricted stock awards are subject to forfeiture if employment terminates during the prescribed retention period (generally within four years of the date of award).

The Company granted 38,000, 106,000, and 160,500 restricted shares in the fiscal years ended September 28, 2007, September 29, 2006 and September 30, 2005, respectively, with a four year graded vesting. The remaining unrecognized compensation expense on restricted stock with service conditions outstanding at September 28, 2007 was $0.8 million, and the weighted average period over which the cost is expected to be recognized is 2.9 years.

The Company also granted 20,000 and 446,000 shares of restricted common stock during the fiscal years ended September 28, 2007, and September 29, 2006, respectively, that will vest over a three-year period (50% at the end of year 1, and 25% at the end of both year 2 and year 3). As of September 28, 2007, 50% of the fiscal 2006 grant vested. The remaining unrecognized compensation expense on restricted stock with service conditions outstanding at September 28, 2007 was $1.1 million. The weighted average period over which the cost is expected to be recognized is approximately 1.7 years.

Restricted Stock Awards with Market Conditions and Service Conditions

The Company granted 606,488 shares of restricted common stock during the fiscal year ended September 28, 2007 with service and market conditions on vesting. If the restricted stock recipient meets the service condition but not the market condition in years 1, 2, 3 and 4, then the restricted stock vests 0% at the end of year 1, 33.3% at the end of year 2, 33.3% at the end of year 3 and 33.3% at the end of year 4. The market condition allows for accelerated vesting of the award as of the first, second and if not previously accelerated, the third anniversary of the grant date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Specifically, if the Company's stock performance meets or exceeds the 60th percentile of its selected peer group for the years ended on each of the first three anniversaries of the grant date, then 33.3% of the award vests upon each anniversary (up to 100%). The Company calculated a derived service period of approximately 3.0 years using a Monte-Carlo simulation to simulate a range of possible future stock prices for the Company and the members of the Company's selected peer group.

The Company granted 493,128 shares of restricted common stock with market conditions and service conditions on vesting during the fiscal year ended September 29, 2006. The market condition allows for accelerated vesting of the award as of the first, second, and, if not previously accelerated, the third anniversary of the grant date. Specifically, if the Company's stock performance meets or exceeds the 60th percentile of its selected peer group for the years ended on each of the first three anniversaries of the grant date, then 50% of the award vests upon each anniversary (up to 100%). If the restricted stock recipient meets the service condition but not the market condition in years 1, 2 and 3, then the restricted stock vests 50% at the end of year 3 and 50% at the end of year 4. The Company calculated a derived service period of approximately 2.5 years using a Monte-Carlo simulation to simulate a range of possible future stock prices for the Company and the members of the Company's selected peer group. As of November 8, 2006, the Company's stock performance had exceeded the 60th percentile of its selected peer group resulting in the vesting of 50% of the aforementioned shares.

The remaining unrecognized compensation expense on restricted stock with market and service conditions outstanding at September 28, 2007 was $2.9 million. The weighted average period over which the cost is expected to be recognized is approximately 1.5 years.

Performance Units with Milestone-Based Performance Conditions

The Company granted 223,200 and 222,000 performance units with milestone-based performance conditions to non-executives during the fiscal years ended September 28, 2007 and September 29, 2006, respectively. The performance units will convert to common stock at such time that the performance conditions are deemed to be achieved. The performance units will be expensed over implicit performance periods ranging from 11-23 months. The Company will utilize both quantitative and qualitative criteria to judge whether the milestones are probable of achievement. If the milestones are deemed to be not probable of achievement, no expense will be recognized until such time as they become probable of achievement. If a milestone is initially deemed probable of achievement and subsequent to that date it is deemed to be not probable of achievement, the Company will discontinue recording expense on the units. If the milestone is deemed to be improbable of achievement, any expense recorded on those performance units will be reversed. The fair value of the performance units at the date of grant was $1.5 million for those granted during the fiscal year ended September 28, 2007, and $1.2 million for those granted during the fiscal year ended September 29, 2006. We issued 103,688 shares in fiscal 2007 and 49,000 shares in fiscal 2006 as a result of milestone achievement. In addition, certain other milestones were deemed to be probable of achievement thus, we recorded total compensation expense of $0.7 million and $0.3 million in the fiscal years ended September 28, 2007 and September 29, 2006, respectively.

Share-Based Compensation Plans for Directors

The Company has three share-based compensation plans for non-employee directors — the 1994 Non-Qualified Stock Option Plan, the 1997 Directors' Non-Qualified Stock Option Plan and the Directors' 2001 Stock Option Plan. Under the three plans, a total of 1.5 million shares have been authorized for option grants. Under the three plans, a total of 0.1 million shares are available for new grants as of September 28, 2007. The three plans have substantially similar terms and conditions, and are structured to provide options to non-employee directors as follows: a new director receives a total of 45,000 options upon becoming a member of the Board; and continuing directors receive 15,000 options after each Annual Meeting of Stockholders. The maximum contractual term of the director stock options is 10 years. Under these plans, the option price is the fair market value at the time the option is granted. Beginning in fiscal 2001, all options granted became exercisable 25% per year beginning one year from the date of grant. There were 135,000 options granted during the fiscal year ended September 28, 2007 under these plans at a weighted average exercise price of $5.67. At September 28, 2007, a total of 1.0 million options at a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

weighted average exercise price of $9.52 per share are outstanding under these three plans, and 0.6 million shares were exercisable at a weighted average exercise price of $11.25 per share. The remaining unrecognized compensation expense on director stock options at September 28, 2007 was $0.9 million. The weighted average period over which the cost is expected to be recognized is approximately 2.5 years. There were 60,000 options exercised under these plans during the fiscal year ended September 28, 2007. For the fiscal years ended September 29, 2006 and September 30, 2005, there were no options exercised. The above-mentioned activity for the share-based compensation plans for directors is included in the option tables below.

Distribution and Dilutive Effect of Options

The following table illustrates the grant dilution and exercise dilution:

	Fiscal Years Ended		
	September 28, 2007	September 29, 2006	September 30, 2005
		(In thousands)	
Shares of common stock outstanding	161,101	161,659	158,625
Granted	3,192	3,869	4,668
Cancelled/forfeited	(4,495)	(4,176)	(3,918)
Expired	—	—	—
Net options granted	(1,303)	(307)	750
Grant dilution(1)	(0.8)%	(0.2)%	0.5%
Exercised	1,707	393	935
Exercise dilution(2)	1.1%	0.2%	0.6%

(1) The percentage for grant dilution is computed based on net options granted as a percentage of shares of common stock outstanding.

(2) The percentage for exercise dilution is computed based on options exercised as a percentage of shares of common stock outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

General Option Information

A summary of stock option transactions follows (shares in thousands):

		Options Outstanding	
	Shares Available for Grant	Shares	Weighted Average Exercise Price of Shares under Plan
Balance outstanding at October 1, 2004	5,710	31,763	$13.63
Granted(1)	(4,908)	4,668	8.47
Exercised	—	(935)	5.57
Cancelled/forfeited(2)	2,113	(3,918)	13.66
Additional shares reserved	5,500	—	—
Balance outstanding at September 30, 2005	8,415	31,578	$12.99
Granted(1)	(5,770)	3,869	5.19
Exercised	—	(393)	4.44
Cancelled/forfeited(2)	2,386	(4,176)	12.65
Additional shares reserved	10,000	—	—
Balance outstanding at September 29, 2006	15,031	30,878	$12.17
Granted(1)	(4,524)	3,192	6.78
Exercised	—	(1,707)	4.84
Cancelled/forfeited(2)	3,247	(4,495)	12.47
Additional shares reserved	—	—	—
Balance outstanding at September 28, 2007	13,754	27,868	$11.96

(1) "Granted" under "Shares Available for Grant" includes restricted and performance stock grants for the years ended September 28, 2007, September 29, 2006 and September 30, 2005 of 0.9 million, 1.2 million, and 0.2 million shares, respectively. Pursuant to the plan under which they were awarded, these restricted and performance stock grants are deemed equivalent to the issue of 1.3 million, 1.9 million and 0.2 million stock options, respectively.

(2) "Cancelled" under "Shares Available for Grant" do not include any cancellations under terminated plans. For the years ended September 28, 2007, September 29, 2006, September 30, 2005, cancellations under terminated plans were 1.6 million, 1.8 million, and 1.8 million, respectively. "Cancelled" under "Shares Available for Grant" are offset by restricted and performance grants cancellations of 0.2 million for the fiscal year ended September 28, 2007. Pursuant to the plan under which they were awarded, these cancellations are deemed equivalent to the cancellation of 0.3 million stock options.

Options exercisable at the end of each fiscal year (shares in thousands):

	Shares	Weighted Average Exercise Price
2007	20,909	$13.72
2006	23,136	$14.05
2005	24,053	$14.68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information concerning currently outstanding and exercisable options as of September 28, 2007 (shares and aggregate intrinsic value in thousands):

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value	Options Exercisable	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
$0.83 - $5.32	5,087	6.2	$ 4.86	$21,277	2,970	5.4	$ 4.74	$12,773
$5.33 - $8.93	7,008	7.5	$ 7.56	10,355	2,319	6.2	$ 8.12	2,143
$8.99 - $9.60	5,188	6.1	$ 9.31	12	5,098	6.1	$ 9.32	9
$9.67 - $17.12	5,614	2.4	$15.06	—	5,551	2.3	$15.10	—
$17.20 - $39.80	4,806	3.0	$23.79	—	4,806	3.0	$23.79	—
$40.13 - $170.44	165	2.2	$50.12	—	165	2.2	$50.12	—
	27,868	5.2	$11.96	$31,644	20,909	4.3	$13.72	$14,925

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price of $9.04 as of September 28, 2007, which would have been received by the option holders had all option holders exercised their options as of that date. The aggregate intrinsic value of options exercised for the fiscal years ended September 28, 2007, September 29, 2006, and September 30, 2005 were $4.4 million, $0.7 million and $3.4 million, respectively. The fair value of stock options vested at September 28, 2007, September 29, 2006, and September 30, 2005 were $58.8 million, $63.2 million, and $61.8 million, respectively. The total number of in-the-money options exercisable as of September 28, 2007 was 5.5 million.

Restricted Shares and Performance Unit Information

A summary of the share transactions follows (shares in thousands):

	Shares	Weighted Average Grant-Date Fair Value
Balance outstanding at October 1, 2004	—	$ —
Granted	161	5.20
Vested	(—)	—
Forfeited	(—)	—
Balance Outstanding at September 30, 2005	161	$5.20
Granted	1,094	5.14
Vested(1)	(89)	4.94
Forfeited	(12)	5.14
Balance Outstanding at September 29, 2006	1,154	$5.17
Granted	768	6.86
Vested(1)	(616)	5.51
Forfeited	(86)	5.41
Balance Outstanding at September 28, 2007	1,220	$6.04

(1) Restricted stock and performance units vested at September 28, 2007 were 512,256 shares and 103,688 shares, respectively. Restricted stock and performance units vested at September 29, 2006 were 40,127 shares and 49,000 shares, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Valuation and Expense Information under SFAS 123(R)

The following table summarizes share-based compensation expense related to employee stock options, employee stock purchases, and restricted stock grants under SFAS 123(R) for the fiscal years ended September 28, 2007, and September 29, 2006 which was allocated as follows:

	Fiscal Years Ended	
	September 28, 2007	September 29, 2006
	(In thousands)	
Cost of sales	1,274	2,174
Research and development	5,590	6,311
Selling, general and administrative	6,873	5,734
Share-based compensation expense included in operating expenses	$13,737	$14,219

As of the fiscal years ended September 28, 2007 and September 29, 2006, the Company had capitalized share-based compensation expense of $0.3 million in inventory. The Company did not recognize any tax benefit on share-based compensation recorded in the fiscal year ended September 28, 2007 or September 29, 2006 because we have established a valuation allowance against our net deferred tax assets.

The table below reflects net income (loss) per share, basic and diluted, for the fiscal years ended September 28, 2007 and September 29, 2006 compared with the pro forma information for the fiscal year ended September 30, 2005.

	Fiscal Years Ended		
	September 28, 2007	September 29, 2006	September 30, 2005
	(In thousands, except per share amounts)		
Net income — as reported for prior periods(1)	N/A	N/A	$ 25,611
Share-based compensation expense related to employee stock options, employee stock purchases, and restricted stock grants(2)	(13,737)	(14,219)	(47,183)
Restricted stock expense as calculated under APB 25	—	—	79
Restricted stock expense as calculated under FAS 123	—	—	(70)
Net income (loss), including the effect of share-based compensation expense(3)	$ 57,650	$(88,152)	$(21,563)
Per share information, basic and diluted:			
Net income, as reported for the prior period(1)	N/A	N/A	$ 0.16
Net income (loss), including the effect of share-based compensation expense(3)	$ 0.36	$ (0.55)	$ (0.14)

(1) Net income (loss) and net income (loss) per share prior to fiscal 2006 did not include share-based compensation expense related to employee stock options and ESPP purchases under SFAS 123 because we did not adopt the recognition provisions of SFAS 123.

(2) Share-based compensation expense prior to fiscal 2006 is calculated based on the pro forma application of SFAS 123 as previously disclosed in the notes to the Consolidated Financial Statements. Reflected in the 2005 pro forma stock-based compensation expense is the effect of the acceleration of the vesting of certain employee stock options in September 2005 in the amount of $21.0 million.

(3) Net income (loss) and net income (loss) per share prior to fiscal 2006 represents pro forma information based on SFAS 123 as previously disclosed in the notes to the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted-average estimated grant date fair value of employee stock options granted during the fiscal years ended September 28, 2007, September 29, 2006, and September 30, 2005 were $3.82 per share, $3.19 per share, and $4.86 per share, respectively, using the Black Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal Years Ended		
	September 28, 2007	September 29, 2006	September 30, 2005
Expected volatility	57.32%	59.27%	71.00%
Risk free interest rate (7 year contractual life options)	4.18%	4.55%	3.90%
Risk free interest rate (10 year contractual life options)	4.30%	4.55%	3.90%
Dividend yield	0.00	0.00	0.00
Expected option life (7 year contractual life options)	4.57	4.42	3.5
Expected option life (10 year contractual life options)	5.86	5.84	3.5

The Company used an arithmetic average of historical volatility and implied volatility to calculate its expected volatility during the year ended September 28, 2007. Historical volatility was determined by calculating the mean reversion of the daily-adjusted closing stock price over the 4.25 years between June 25, 2002 (Merger date) and September 29, 2006. The implied volatility was calculated by analyzing the 52-week minimum and maximum prices of publicly traded call options on the Company's common stock. The Company concluded that an arithmetic average of these two calculations provided for the most reasonable estimate of expected volatility under the guidance of SFAS 123(R). The Company deemed that volatility of its common stock in 2007 was consistent with historical norms thus volatility was not recalculated at September 28, 2007.

The risk-free interest rate assumption is based upon observed Treasury bill interest rates (risk free) appropriate for the term of the Company's employee stock options.

The expected life of employee stock options represents a calculation based upon the historical exercise, cancellation and forfeiture experience for the Company over the 4.25 years between June 25, 2002 (Merger date) and September 29, 2006. The Company deemed that exercise, cancellation and forfeiture experience in 2007 was consistent with historical norms thus expected life was not recalculated at September 28, 2007. The Company determined that it had two populations with unique exercise behavior. These populations included stock options with a contractual life of 7 years and 10 years, respectively.

As share-based compensation expense recognized in the Consolidated Statement of Operations for the fiscal years ended September 28, 2007 and September 29, 2006 is actually based on awards ultimately expected to vest, it has been reduced for annualized estimated forfeitures of 12.85% and 8.59%, respectively. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

For purposes of pro forma disclosures under SFAS 123, for the fiscal year ended September 30, 2005, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting period on a straight-line basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

STOCK OPTION DISTRIBUTION

The following table summarizes information concerning currently outstanding options as of September 28, 2007 (shares in thousands):

	Number Outstanding	% of Total Common Stock Outstanding
Stock options held by employees and directors	21,445	13.3%
Stock options held by non-employees (excluding directors)	6,423	4.0%
	27,868	17.3%

As of September 28, 2007, the Company's ratio of options outstanding as a percentage of total common stock outstanding ("overhang") was 17.3%. The overhang attributable to options held by non-employees (other than its non-employee directors) was 4.0% and the overhang attributable to employees and directors was 13.3%.

As a result of the Merger, as of September 28, 2007, September 29, 2006 and September 30, 2005, non-employees, excluding directors, held 6.4 million, 7.5 million and 8.6 million options at a weighted average exercise price of $20.62, $20.44 and $20.46, respectively. In connection with the Merger, each Conexant option holder, other than holders of options granted to employees of Conexant's former Mindspeed Technologies segment on March 30, 2001 and options held by persons in certain foreign locations, received an option to purchase an equal number of shares of common stock of the Washington subsidiary. In the Merger, each outstanding Washington option was converted into an option to purchase Skyworks common stock. As a result, there are a large number of options held by persons other than Skyworks' employees and directors.

NOTE 10. EMPLOYEE BENEFIT PLAN, PENSIONS AND OTHER RETIREE BENEFITS

The Company maintains a 401(k) plan covering substantially all of its employees. All of the Company's employees who are at least 21 years old are eligible to receive discretionary Company contributions under the 401(k) plan. Discretionary Company contributions are determined by the Board of Directors and may be in the form of cash or the Company's stock. The Company has generally contributed a match of up to 4.0% of an employee's annual eligible compensation. For those employees employed by Alpha for five (5) years or more prior to the Merger, the Company contributes an additional match of up to 0.75% of the employee's annual eligible compensation. For fiscal years 2007, 2006, and 2005, the Company contributed and recognized expense for 0.7 million, 0.8 million, and 0.7 million shares, respectively, of the Company's common stock valued at $4.8 million, $4.1 million, and $5.1 million, respectively, to fund the Company's obligation under the 401(k) plan.

In connection with Conexant's spin-off of its Washington/Mexicali business, Conexant transferred obligations to Washington/Mexicali for its pension plan and retiree benefits. The amounts that were transferred relate to approximately twenty Washington/Mexicali employees that had enrolled in Conexant's Voluntary Early Retirement Plan ("VERP") in 1998. The VERP also provides health care benefits to members of the plan. The Company currently does not offer defined benefit pension plans or retiree health benefits to its employees. The Company incurred net periodic benefit costs of $0.1 million for pension benefits and $0.1 million for retiree medical benefits in each of the fiscal years ending September 28, 2007, September 29, 2006, and September 30, 2005.

As discussed in Note 2, we adopted SFAS 158 on September 28, 2007, on the required prospective basis. In accordance with SFAS 158, the funded status as of September 28, 2007, is recorded as a liability in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accompanying consolidated balance sheet. The funded status of the Company's principal defined benefit and retiree medical benefit plans are as follows (in thousands):

	Pension Benefits Fiscal Years Ended		Retiree Medical Benefits Fiscal Years Ended	
	September 28, 2007	September 29, 2006	September 28, 2007	September 29, 2006
Benefit obligation at end of fiscal year	$3,320	$3,300	$ 1,234	$ 1,238
Fair value of plan assets at end of fiscal year	3,105	2,701	—	—
Funded status	$ (215)	$ (599)	$(1,234)	$(1,238)

NOTE 11. COMMITMENTS

The Company has various operating leases primarily for computer equipment and buildings. Rent expense amounted to $8.5 million, $9.3 million and $9.8 million in fiscal years ended September 28, 2007, September 29, 2006, and September 30, 2005, respectively. Purchase options may be exercised, at fair market value, at various times for some of these leases. Future minimum payments under these non-cancelable leases are as follows (in thousands):

Fiscal Year	
2008	6,862
2009	6,149
2010	5,189
2011	1,849
2012	499
Thereafter	—
	$20,548

The Company is attempting to sublet certain properties that were vacated upon the exit of the baseband product area and, if successful, future operating lease commitments will be partially offset by proceeds received from the subleases.

In addition, the Company has entered into licensing agreements for intellectual property rights and maintenance and support services. Pursuant to the terms of these agreements, the Company is committed to making aggregate payments of $4.4 million and $1.3 million in fiscal years 2008 and 2009, respectively.

NOTE 12. CONTINGENCIES

From time to time, various lawsuits, claims and proceedings have been, and may in the future be, instituted or asserted against the Company, including those pertaining to patent infringement, intellectual property, environmental, product liability, safety and health, employment and contractual matters.

Additionally, the semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded and may in the future demand that we license their technology. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company. Intellectual property disputes often have a risk of injunctive relief, which, if imposed against the Company, could materially and adversely affect the Company's financial condition, or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

From time to time we are involved in legal proceedings in the ordinary course of business. We believe that there is no such ordinary course litigation pending that will have, individually or in the aggregate, a material adverse effect on our business.

NOTE 13. GUARANTEES AND INDEMNITIES

The Company does not currently have any guarantees. The Company generally indemnifies its customers from third-party intellectual property infringement litigation claims related to its products, and, on occasion, also provides other indemnities related to product sales. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease.

The Company indemnifies its directors and officers to the maximum extent permitted under the laws of the state of Delaware. The duration of the indemnities varies, and in many cases is indefinite. The indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales and in many cases are subject to geographic and other restrictions. In certain instances, the Company's indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities in the accompanying consolidated balance sheets.

NOTE 14. RESTRUCTURING AND SPECIAL CHARGES

Restructuring and special charges consists of the following (in thousands):

	Fiscal Years Ended		
	September 28, 2007	September 29, 2006	September 30, 2005
Asset impairments	$ —	$ 4,197	$—
Restructuring and special charges	5,730	22,758	—
	$5,730	$26,955	$—

2006 RESTRUCTURING CHARGES AND OTHER

On September 29, 2006, the Company exited its baseband product area in order to focus on its core business encompassing linear products, power amplifiers, front-end modules and radio solutions. The Company recorded various charges associated with this action. In total, the Company recorded charges of $90.4 million which included the following:

The Company recorded $13.1 million related to severance and benefits, $7.4 million related to the write-down of technology licenses and design software, $4.2 million related to the impairment of certain long-lived assets and $2.3 million related to other charges. These charges total $27.0 million and are recorded in restructuring and special charges.

The Company also recorded charges of $35.1 million in bad debt expense principally for two baseband product area customers, $23.3 million of excess and obsolete baseband and other inventory charges and reserves and $5.0 million related to baseband product area revenue adjustments. These charges were recorded against selling, general and administrative expenses, cost of goods sold and revenues, respectively.

The Company recorded additional restructuring charges of $4.9 million related to the exit of the baseband product area during the fiscal year ended September 28, 2007. These charges consist of $4.5 million relating to the exit of certain operating leases, $0.5 million relating to additional severance, $1.4 million related to the write-off of technology licenses and design software, offset by a $1.5 million benefit related to the reversal of a reserve originally recorded to account for an engineering vendor charge.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Activity and liability balances related to the fiscal 2006 restructuring actions are as follows (in thousands):

	Facility Closings	License and Software Write-offs	Workforce Reductions	Asset Impairments	Total
Charged to costs and expenses	$ 105	$ 9,583	$ 13,070	$ 4,197	$ 26,955
Non-cash items	—	(6,426)	—	(4,197)	(10,623)
Cash payments	—	—	—	—	—
Restructuring balance, September 29, 2006	$ 105	$ 3,157	$ 13,070	$ —	$ 16,332
Charged to costs and expenses	4,483	(83)	530	—	4,930
Reclassification of reserves	(128)	(508)	636	—	—
Non-cash items	—	(419)	—	—	(419)
Cash payments	(1,690)	(1,847)	(13,242)	—	(16,779)
Restructuring balance, September 28, 2007	$ 2,770	$ 300	$ 994	$ —	$ 4,064

The Company identified approximately $0.5 million of excess license and software write-off reserves and $0.1 million of excess lease obligation reserves during the year ended September 28, 2007, and reclassified these reserves to fund additional requirements for workforce reductions.

The Company anticipates that most of the remaining payments associated with the exit of the baseband product area will be remitted during fiscal years 2008 and 2009.

Pre-Merger Alpha Restructuring Plan

The Company assumed approximately $7.8 million of restructuring reserves from Alpha in connection with the Merger. During the fiscal year ended September 28, 2007, the Company recorded an additional $0.8 million charge relating to a single lease obligation that expires in 2008. During the fiscal years ended September 28, 2007, September 29, 2006 and September 30, 2005, payments related to the restructuring reserves assumed from Alpha were $0.3 million, $0.4 million and $0.2 million, respectively. As of September 28, 2007, the restructuring reserve balance related to Alpha was $1.2 million and primarily relates to estimated future payments on a lease that expires in 2008.

NOTE 15. EARNINGS PER SHARE

	Fiscal Years Ended		
	September 28, 2007	September 29, 2006	September 30, 2005
	(In thousands, except per share amounts)		
Net income (loss)	$ 57,650	$ (88,152)	$ 25,611
Weighted average shares outstanding — basic	159,993	159,408	157,453
Effect of dilutive stock options and restricted stock	1,071	—	1,404
Weighted average shares outstanding — diluted	161,064	159,408	158,857
Net income (loss) per share — basic	$ 0.36	$ (0.55)	$ 0.16
Effect of dilutive stock options	—	—	—
Net income (loss) per share — diluted	$ 0.36	$ (0.55)	$ 0.16

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share includes the dilutive effect of stock options and a stock warrant

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

through its expiration in January 2005 using the treasury stock method, the Junior Notes on an if-converted basis, and the 2007 Convertible Notes using the treasury stock method, if their effect is dilutive.

Junior Notes convertible into approximately 5.5 million shares and equity based awards exercisable for approximately 19.3 million shares were outstanding but not included in the computation of earnings per share for the fiscal year ended September 28, 2007 as their effect would have been anti-dilutive. If the Company had earned at least $78.8 million in net income for the fiscal year ended September 28, 2007 the Junior Notes would have been dilutive to earnings per share.

In addition, the Company issued $200.0 million aggregate principal amount of convertible subordinated notes ("2007 Convertible Notes") in March 2007. These 2007 Convertible Notes contain cash settlement provisions, which permit the application of the treasury stock method in determining potential share dilution of the conversion spread should the share price of the Company's common stock exceed $9.52. It has been the Company's historical practice to cash settle the principal and interest components of convertible debt instruments, and it is our intention to continue to do so in the future, including settlement of the 2007 Convertible Notes issued in March 2007. These shares have not been included in the computation of earnings per share for the fiscal year ended September 28, 2007 as their effect would have been anti-dilutive. The maximum potential dilution from the settlement of the 2007 Convertible Notes would be approximately 21.0 million shares.

Junior Notes convertible into approximately 19.8 million shares and equity based awards exercisable for approximately 23.7 million shares were outstanding but not included in the computation of earnings per share for the fiscal year ended September 29, 2006 as their effect would have been anti-dilutive. If the Company had earned at least $93.9 million in net income for the fiscal year ended September 29, 2006 the Junior Notes would have been dilutive to earnings per share.

Junior Notes convertible into approximately 25.4 million shares and equity based awards exercisable for approximately 25.5 million shares were outstanding but not included in the computation of earnings per share for the fiscal year ended September 30, 2005 as their effect would have been anti-dilutive. If the Company had earned at least $77.6 million in net income for the fiscal year ended September 30, 2005 the Junior Notes would have been dilutive to earnings per share.

NOTE 16. SEGMENT INFORMATION AND CONCENTRATIONS

The Company follows SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and in interim reports to shareholders. The method for determining what information to report is based on the way that management organizes the segments within the Company for making operating decisions and assessing financial performance. In evaluating financial performance, management uses sales and operating profit as the measure of the segments' profit or loss. Based on the guidance in SFAS No. 131, the Company has one operating segment for financial reporting purposes, which designs, develops, manufactures and markets proprietary semiconductor products, including intellectual property, for manufacturers of wireless communication products.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GEOGRAPHIC INFORMATION

Net revenues by geographic area are presented based upon the country of destination. Net revenues by geographic area are as follows (in thousands):

	Fiscal Years Ended		
	September 28, 2007	September 29, 2006	September 30, 2005
United States	$ 66,868	$ 43,180	$ 66,429
Other Americas	11,230	18,925	39,541
Total Americas	78,098	62,105	105,970
China	293,035	224,539	215,082
South Korea	128,253	114,926	107,225
Taiwan	101,107	116,073	92,171
Other Asia-Pacific	98,200	173,523	144,940
Total Asia-Pacific	620,595	629,061	559,418
Europe, Middle East and Africa	43,051	82,584	126,983
	$741,744	$773,750	$792,371

The Company's revenues by geography do not necessarily correlate to end handset demand by region. For example, if the Company sells a power amplifier module to a customer in South Korea, the sale is recorded within the South Korea account although that customer, in turn, may integrate that module into a product sold to a service provider (its customer) in Africa, China, Europe, the Middle East, the Americas or within South Korea.

The increase in net revenues derived from China in fiscal 2007 as compared to fiscal 2006 is principally due to the implementation of a global Sony Ericsson Mobile Comm. AB hub in Hong Kong in 2007 (one of our top OEM customers).

The decrease in net revenues derived from Other Asia-Pacific in fiscal 2007 as compared to fiscal 2006 is due to weakness at one of our top OEM customers and the transitioning of the aforementioned Sony Ericsson Mobile Comm. AB revenues to the Hong Kong hub from Other Asia-Pacific locations.

The decrease in net revenues derived from Europe, Middle East and Africa over the three year period ended September 28, 2007, is principally due to the weakness in and eventual exit of the Company's baseband product area.

The increase in net revenues derived from Other Asia-Pacific in fiscal 2006 as compared to fiscal 2005 is due to the continued consolidation of the purchasing and manufacturing functions of several of the Company's significant customers to Singapore and Malaysia from European and American locations.

Geographic property, plant and equipment balances, including property held for sale, are based on the physical locations within the indicated geographic areas and are as follows (in thousands):

	As of	
	September 28, 2007	September 29, 2006
United States	$ 97,097	$ 88,896
Mexico	54,324	59,234
Other	2,095	2,253
	$153,516	$150,383

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONCENTRATIONS

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. Trade receivables are primarily derived from sales to manufacturers of communications and consumer products. Ongoing credit evaluations of customers' financial condition are performed and collateral, such as letters of credit and bank guarantees, are required whenever deemed necessary. As of September 28, 2007, Motorola, Inc. and Sony Ericsson Mobile Comm. AB accounted for approximately 21% and 14%, respectively, of the Company's gross accounts receivable.

As of September 29, 2006, Motorola, Inc. and RTI Industries Co. Ltd. accounted for approximately 18% and 13%, respectively, of the Company's gross accounts receivable.

The following customers accounted for 10% or more of net revenues:

	Fiscal Years Ended		
	September 28, 2007	September 29, 2006	September 30, 2005
Sony Ericsson Mobile Communications AB	22%	16%	10%
Motorola, Inc.	16%	23%	21%
Asian Information Technology, Inc.	11%	11%	*
Samsung Electronics Co.	11%	*	*

* Customers accounted for less than 10% of net revenues.

NOTE 17. QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
	(In thousands, except per share data)				
Fiscal 2007(2)					
Net revenues	$196,030	$180,210	$175,050	$190,454	$741,744
Gross profit	75,316	68,702	68,632	74,735	287,385
Net income	12,037	12,197	11,423	21,993	57,650
Per share data(1)					
Net income, basic	0.07	0.08	0.07	0.14	0.36
Net income, diluted	0.07	0.08	0.07	0.14	0.36
Fiscal 2006(2)					
Net revenues	$198,325	$185,234	$197,058	$193,133	$773,750
Gross profit	74,723	69,350	73,347	45,259	262,679
Net income (loss)	4,287	926	3,005	(96,370)	(88,152)
Per share data(1)					
Net income (loss), basic	0.03	0.01	0.02	(0.60)	(0.55)
Net income (loss), diluted	0.03	0.01	0.02	(0.60)	(0.55)

(1) Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding and included common stock equivalents in each period. Therefore, the sums of the quarters do not necessarily equal the full year earnings per share.

(2) During the fiscal year ended September 29, 2006, the Company recorded charges of $90.4 million which included $35.1 million in bad debt expense, $23.3 million of inventory charges and reserves, $13.1 million related to severance and benefits, $7.4 million related to the write-down of technology licenses and design software, $5.0 million related to revenue adjustments, $4.2 million related to the impairment of certain long-lived assets and $2.3 million related to other charges. During the fiscal year ended September 28, 2007, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company recorded charges of $5.7 million which included $4.5 million relating to the exit of certain operating leases, $0.5 million relating to additional severance, $1.4 million related to the write-off of technology licenses and design software, offset by a $1.5 million credit related to the reversal of a reserve originally recorded to account for an engineering vendor charge associated with the exit of the baseband product area, and an additional $0.8 million charge for a single lease obligation that expires in 2008 relating to our 2002 restructuring.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Skyworks Solutions, Inc.:

We have audited the accompanying consolidated balance sheets of Skyworks Solutions, Inc. as of September 28, 2007 and September 29, 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended September 28, 2007. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule listed in Item 15 of the 2007 Form 10-K. We also have audited Skyworks Solutions Inc.'s internal control over financial reporting as of September 28, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Skyworks Solutions, Inc.'s management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skyworks Solutions, Inc. as of September 28, 2007 and September 29, 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended September 28, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Skyworks Solutions, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 28, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Boston, Massachusetts
November 27, 2007

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol "SWKS". The following table sets forth the range of high and low sale prices for our common stock for the periods indicated, as reported by the NASDAQ Global Select Market. The number of stockholders of record of Skyworks' common stock as of November 19, 2007, was approximately 31,600.

	High	Low
Fiscal year ended September 28, 2007:		
First quarter	$7.86	$5.06
Second quarter	7.48	5.67
Third quarter	7.47	5.69
Fourth quarter	9.44	6.93
Fiscal year ended September 29, 2006:		
First quarter	$7.14	$4.64
Second quarter	7.09	5.01
Third quarter	8.00	5.15
Fourth quarter	5.80	4.03

Skyworks has not paid cash dividends on its common stock and we do not anticipate paying cash dividends in the foreseeable future. Our expectation is to retain all of our future earnings, if any, to finance future growth.

The following table provides information regarding repurchases of common stock made by us during the fiscal quarter ended September 28, 2007:

Period	Total Number of Shares Purchased	Averaged Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximately Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
August 2, 2007	3,246(1)	$8.03	N/A(2)	N/A(2)
August 14, 2007	5,226(1)	$7.50	N/A(2)	N/A(2)
August 20, 2007	21,906(1)	$7.50	N/A(2)	N/A(2)
September 27, 2007	74,225(1)	$9.21	N/A(2)	N/A(2)

(1) All shares of common stock reported in the table above were repurchased by Skyworks at the fair market value of the common stock on August 2, 2007, August 14, 2007, August 20, 2007, and September 27, 2007, respectively, in connection with the satisfaction of tax withholding obligations under restricted stock agreements between Skyworks and certain of its key employees.

(2) Skyworks has no publicly announced plans or programs.

COMPARATIVE STOCK PERFORMANCE GRAPH

The following graph shows the change in Skyworks' cumulative total stockholder return for the last five fiscal years, based upon the market price of Skyworks' common stock, compared with: (i) the cumulative total return on the Standard & Poor's 500 Index and (ii) the Standard and Poor's 500 Semiconductor Index. The graph assumes a total initial investment of $100 as of September 30, 2002, and shows a "Total Return" that assumes reinvestment of dividends, if any, and is based on market capitalization at the beginning of each period.

Comparison of Cumulative Five Year Total Return


DOLLARS
350
300
250
200
150
100
50
0
Skyworks Solutions, Inc.
S&P 500 Index
S&P 500 Semiconductors
Sep02
Sep03
Sep04
Sep05
Sep06
Sep07

ANNUAL RETURN PERCENTAGE

Company/Index	Fiscal Years Ended September 30, 2003	2004	2005	2006	2007
Skyworks Solutions, Inc.	100.88	4.18	(25.95)	(26.07)	74.18
S&P 500 Index	24.40	13.87	12.25	10.79	16.44
S&P 500 Semiconductors	86.02	(17.02)	29.59	(7.85)	17.40

INDEXED RETURNS

Company/Index	Base Period 2002	Fiscal Years Ended September 30, 2003	2004	2005	2006	2007
Skyworks Solutions, Inc.	**100**	200.88	209.27	154.97	114.57	199.56
S&P 500 Index	**100**	124.40	141.65	159.01	176.17	205.13
S&P 500 Semiconductors	**100**	186.02	154.36	200.03	184.34	216.40

The stock price information shown on the above stock performance graph, annual return percentage table and indexed returns table are not necessarily indicative of future price performance. Information used on the graph and in the tables was obtained from Standard & Poor's, a source believed to be reliable, but the Company is not responsible for any errors or omissions in such information.

SKYWORKS SOLUTIONS, INC.
UNAUDITED RECONCILIATION OF NON-GAAP MEASURES

(In millions)	Year Ended Sept. 28, 2007	Sept. 29, 2006	Sept. 30, 2005	Oct. 1, 2004	Oct. 3, 2003
GAAP net revenues	$742	$774	$792	$784	$618
Baseband and Assembly/Test [a]	—	(40)	(137)	(180)	(166)
Core net revenues	$742	$734	$655	$604	$452

[a] On October 2, 2006, the Company announced that it was exiting its baseband product area in order to focus on its core business encompassing linear products, power amplifiers, front-end modules and radio solutions. On June 2, 2005, the Company announced that it was exiting the assembly/test business.

SKYWORKS SOLUTIONS, INC.
UNAUDITED RECONCILIATION OF NON-GAAP MEASURES

(In millions, except per share amounts)	Year Ended Sept. 28, 2007	Sept. 29, 2006
GAAP Operating income (loss)	$58	$(66)
Share-based compensation expense [a]	14	14
Revenue adjustments [b]	—	5
Cost of goods sold adjustments [b]	(1)	24
Research and development adjustments [b]	—	1
Selling, general and administrative adjustments [b]	1	35
Restructuring charges [b]	6	27
Amortization of intangible assets	2	2
Non-GAAP operating income	$80	$42

	Sept. 28, 2007	Sept. 29, 2006
GAAP net income (loss) per share, diluted	$ 0.36	$(0.55)
Share-based compensation expense [a]	0.09	0.09
Revenue adjustments [b]	—	0.03
Cost of goods sold adjustments [b]	(0.01)	0.15
Research and development adjustments [b]	—	0.01
Selling, general and administrative adjustments [b]	0.01	0.22
Restructuring charges [b]	0.04	0.17
Amortization of intangible assets	—	0.01
Tax adjustments [c]	(0.01)	0.08
Non-GAAP net income (loss) per share, diluted	$ 0.48	$ 0.21

	Sept. 28, 2007	Sept. 29, 2006
Cash and cash equivalents	$241	$137
Short-term investments	6	28
Restricted cash	7	6
Cash and investments balance	$254	$171

[a] These charges represent expense recognized in accordance with FASB Statement No. 123(R), Share-Based Payment. Approximately $1.3 million, $5.6 million and $6.8 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively, for the fiscal year ended September 28, 2007. For the fiscal year ended September 29, 2006, approximately $2.2 million, $6.3 million and $5.7 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively.

[b] On October 2, 2006, the Company announced that it was exiting its baseband product area in order to focus on its core business encompassing linear products, power amplifiers, front-end modules and radio solutions. Due to accounting classifications, the charges associated with the baseband product area are recorded in various lines and are summarized as follows:

Revenue adjustments of $5.0 million resulted from the exit of our baseband product area.

Cost of goods sold adjustments during fiscal 2007 include a credit of $1.2 million of inventory related to contractual obligations. Cost of goods sold adjustments during fiscal 2006 include approximately $19.8 million of inventory charges and reserves and $3.5 million of inventory related to contractual obligations.

Selling, general and administrative adjustments of $1.3 million during fiscal 2007 represent bad debt expense on specific accounts receivable associated with baseband product. Selling, general and administrative adjustments of $35.1 million during fiscal 2006 represent bad debt expense primarily related to two customers: Vitelcom Mobile and an Asian component distributor, on specific accounts receivable associated with baseband product.

Restructuring and other charges recorded during fiscal 2007 associated with the exit of the baseband product area primarily consisted of the following: $4.5 million related to lease obligations, $1.4 million related to the write-down of technology licenses and design software, $0.5 million related to severance and benefits and a $1.5 million credit related to other charges. In addition, a $0.8 million charge was recorded that related to a lease obligation that expires in 2008 which was assumed from Alpha Industries, Inc. in connection with the Merger in 2002.

Restructuring and other charges recorded during the three months ended September 29, 2006, associated with the exit of the baseband product area primarily consisted of the following: $13.1 million related to severance and benefits, $7.4 million related to the write-down of technology licenses and design software, $4.7 million related to the write-down of long-lived assets and $1.8 million related to other charges. The charges recorded during the first quarter of fiscal 2006 associated with the exit of the baseband product area primarily consisted of approximately $0.4 million, $1.2 million and $0.2 million included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively.

[c] In fiscal 2007, this adjustment primarily relates to the reversal of a valuation allowance against our deferred tax assets. In fiscal 2006, this adjustment primarily relates to an international tax reorganization.

The above non-GAAP measures are based upon our unaudited consolidated statements of operations for the periods shown. These non-GAAP financial measures are provided to enhance the user's overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges and non-recurring items that we believe are not indicative of our ongoing operations and economic performance. Additionally, since we have historically reported non-GAAP results to the investment community, the inclusion of non-GAAP financial measures provides consistency in our financial reporting. Further, these non-GAAP financial measures are one of the primary indicators management uses for planning and forecasting in future periods. The presentation of this additional information should not be considered in isolation or as a substitute for results prepared in accordance with accounting principles generally accepted in the United States.

CORPORATE INFORMATION

EXECUTIVE MANAGEMENT

DAVID J. ALDRICH
President and Chief Executive Officer

BRUCE J. FREYMAN
Vice President, Worldwide Operations

LIAM K. GRIFFIN
Senior Vice President, Sales and Marketing

GEORGE M. LEVAN
Vice President, Human Resources

DONALD W. PALETTE
Vice President and Chief Financial Officer

THOMAS S. SCHILLER
Vice President, Corporate Development

NIEN-TSU SHEN
Vice President, Quality

STANLEY A. SWEARINGEN, JR.
Vice President and General Manager, Linear Products

MARK V.B. TREMALLO
Vice President, General Counsel and Secretary

GREGORY L. WATERS
Executive Vice President and General Manager,
Front-End Solutions

CORPORATE HEADQUARTERS

Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801
(781) 376-3000
www.skyworksinc.com

BOARD OF DIRECTORS

DWIGHT W. DECKER, PH.D.
Chairman of the Board
Chairman and Former Chief Executive Officer
Conexant Systems, Inc.

DAVID J. ALDRICH
President and Chief Executive Officer
Skyworks Solutions, Inc.

KEVIN L. BEEBE
President and Chief Executive Officer, 2BPartners, LLC
An Advisor to TPG Capital and GS Capital Partners

MOIZ M. BEGUWALA
Retired Senior Vice President and General Manager,
Wireless Communications
Conexant Systems, Inc.

TIMOTHY R. FUREY
Chairman and Chief Executive Officer
MarketBridge

BALAKRISHNAN S. IYER
Director, Retired Senior Vice President and
Chief Financial Officer
Conexant Systems, Inc.

THOMAS C. LEONARD
Retired Chairman and Chief Executive Officer
Alpha Industries, Inc.

DAVID P. McGLADE
Chief Executive Officer and Director
Intelsat, Ltd.

DAVID J. McLACHLAN
Retired Senior Advisor to Chairman and
Chief Executive Officer
Genzyme Corporation

ROBERT A. SCHRIESHEIM
Executive Vice President, Chief Financial Officer and
Principal Financial Officer and Director
Lawson Software, Inc.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(877) 366-6437 (United States and Canada)
(212) 936-5100 (outside United States)
www.amstock.com

Our transfer agent can help you with a variety of shareholder-related services including change of address, lost stock certificates, stock transfers, account status and other administrative matters.

INVESTOR RELATIONS

You can contact Skyworks' Investor Relations team directly to order an Investor's Kit or to ask investment-oriented questions about Skyworks at:

Investor Relations
Skyworks Solutions, Inc.
5221 California Avenue
Irvine, CA 92617
(949) 231-4700

You can also view this annual report along with other financial-related information and other public filings with the U.S. Securities and Exchange Commission at: www.skyworksinc.com.

ANNUAL MEETING

The annual meeting of shareholders will be held on March 27, 2008 in Bedford, Massachusetts.

COMMON STOCK

Skyworks common stock is traded on the NASDAQ Global Select Market© under the symbol SWKS.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

KPMG LLP
Boston, Massachusetts



SKYWORKS®

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000
www.skyworksinc.com

END